As submitted confidentially to the U.S. Securities and Exchange Commission on February 14, 2022, pursuant to the Jumpstart Our Business Startups Act of 2012. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIPELLA PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-2388040
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7800 Susquehanna St.
Suite 505
Pittsburgh, PA 15208
(412) 894-1853

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan Kaufman

Chief Executive Officer

7800 Susquehanna St.
Suite 505
Pittsburgh, PA 15208
(412) 894-1853

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Danovitch, Esq. Ben Armour, Esq. Michael DeDonato, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 (212) 660-3060	Lou Taubman, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 (212) 530-2210

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Exchange Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 14, 2022

SHARES OF COMMON STOCK

This is the initial public offering by Lipella Pharmaceuticals Inc., a Delaware corporation (the “Company”, “we”, “us” or “our”), on a firm commitment basis, of               shares of our common stock, par value $0.0001 per share (“Common Stock”). No public market currently exists for our shares of Common Stock.

We anticipate that the initial public offering price of our shares of Common Stock offered hereby will be between $     and $      per share. The number of shares of Common Stock offered pursuant to this prospectus and all other applicable information has been determined based on an assumed initial public offering price of $       per share, which is the midpoint of such range (assuming the Company effects a    -for-    reverse stock split of its outstanding shares of Common Stock). The actual initial public offering price of the shares of Common Stock offered hereby will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed initial public offering price per share of Common Stock used throughout this prospectus may not be indicative of the actual initial public offering price for the shares of Common Stock (see “Determination of Offering Price” for additional information).

We intend to apply to list our Common Stock on The Nasdaq Capital Market (“Nasdaq”) under the symbol “LIPO.” If our listing application is not approved by Nasdaq, we will not be able to consummate this offering and will terminate this offering.

We expect to effect a    -for-    reverse stock split of our outstanding shares of Common Stock following the effective date of the registration statement of which this prospectus forms a part but prior to the closing of this offering. Unless specifically provided otherwise herein, such numbers and prices above and used elsewhere in this prospectus assume the effectiveness of such a reverse stock split and the listing of our Common Stock on Nasdaq to occur as of such effective date.

We are an “emerging growth company” under the federal securities laws and are therefore subject to reduced public company reporting requirements.

Investing in shares of our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 12 of this prospectus and under similar headings in any amendments or supplements to this prospectus. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts(1)	$		$
Proceeds, before expenses, to us	$		$

(1) We have agreed to pay the underwriters a cash fee of 8% of the aggregate gross proceeds raised in this offering, as well as a non-accountable expense allowance of 1% of the aggregate gross proceeds raised in this offering, (including proceeds received from shares of Common Stock sold to cover over-allotments, if any). We have also agreed to issue warrants to purchase up to shares of our Common Stock to the underwriters in this offering at a per share exercise price equal to 100% of the initial public offering price of the shares (the “Underwriters’ Warrants”), which number of shares is equal to 6% of the aggregate number of shares of Common Stock sold in this offering (including shares of Common Stock to cover over-allotments, if any), and to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to an additional         shares of Common Stock to cover over-allotments, if any.

The underwriters expect to deliver the shares of Common Stock to purchasers on or about            , 2022.

The date of this prospectus is        , 2022

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ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information,” before making your investment decision.

You should rely only on the information provided in this prospectus or in any prospectus supplement or any free writing prospectuses or amendments thereto, or to which we have referred you, before making your investment decision. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement, or any free writing prospectuses or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, any prospectus supplement or any free writing prospectuses or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or any free writing prospectuses or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document.

To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of any securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we nor the underwriters are offering to sell or seeking offers to purchase the shares of our Common Stock in any jurisdiction where the offer or sale is not permitted. Neither we, nor the underwriters, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Solely for convenience, our trademarks and tradenames referred to in this prospectus and the registration statement of which it forms a part may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

Information contained in, and that can be accessed through our website, https://www.lipella.com, does not constitute part of this prospectus or the registration statement of which it forms a part.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus before making an investment decision to purchase shares of our Common Stock.

In this prospectus, unless we indicate otherwise or the context requires, references to the “Company,” “Lipella,” “we,” “our,” “ours,” and “us” refer to Lipella Pharmaceuticals Inc. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

Our Business

Overview

We are a clinical-stage biotechnology company focused on developing new drugs by reformulating the active agents in existing generic drugs and optimizing these reformulations for new applications. We believe that this strategy combines many of the cost efficiencies and risk abatements derived from using existing generic drugs with potential patent protections for our proprietary formulations; this strategy allows us to expedite, protect, and monetize our product candidates. Additionally, we maintain a therapeutic focus on diseases with significant, unaddressed morbidity and mortality where no approved drug therapy currently exists. We believe that this focus can potentially help reduce the cost, time and risk associated with obtaining marketing approval. We have not yet commercialized any products, and we do not expect to generate revenue from sales of any product candidates for several years.

Consistent with our strategy, the initial indication that we are currently addressing (via development of our product candidate, which we have designated as LP-10) is “hemorrhagic cystitis” (“HC”), which is chronic, uncontrolled urinary blood loss that results from certain chemotherapies (such as alkylating agents) or pelvic radiation therapy (also called “radiation cystitis”). Many radiation cystitis patients experience severe morbidity (and in some cases, mortality), and currently, there is no therapy for their condition approved by the U.S. Food and Drug Administration (“FDA”), or, to our knowledge, any other regulatory body. LP-10 is the development-name of our reformulation of tacrolimus (an approved generic active agent) specifically optimized for topical deposition to the internal surface of the urinary bladder lumen using a proprietary drug delivery platform that we have developed and that we refer to as our metastable liposome drug delivery platform (our “Platform”). We are developing LP-10 and our Platform to be, to our knowledge, the first drug candidate and drug delivery technology used to treat cancer survivors who acquire HC. We expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.

In a second program, we are developing a product candidate, which we have designated LP-310 and which employs a formulation similar to LP-10, for the treatment of oral lichen planus (“OLP”). OLP is a chronic, T-cell-mediated, autoimmune oral mucosal disease. Symptoms of OLP include painful burning sensations, bleeding and irritation with tooth brushing, painful, thickened patches on the tongue, and discomfort when speaking, chewing or swallowing. These symptoms frequently cause weight loss, nutritional deficiency, anxiety, depression, and scarring from erosive lesions. OLP can also be a precursor to cancer, predominately squamous cell carcinoma, with a malignant transformation rate of approximately one percent. LP-310 is the development name of our oral, liposomal formulation of tacrolimus (the same approved generic active agent in LP-10) specifically optimized for local delivery to oral mucosa. We have completed a pre-investigational new drug (“IND”) meeting with the FDA and intend to submit the full IND application to the FDA for LP-310 in the second half of 2022.

Our Platform includes proprietary drug delivery technologies optimized for use with epithelial tissues that coat lumenal surfaces, such as the various tissues lining the mouth and esophagus and the tissues lining the bladder and urethra. Our LP-10 and LP-310 formulations are protected by an issued patent in the United States that extends the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (“Orange Book”) protection through 2035 as well as an issued patent in Australia extending protection through 2034. We have also submitted corresponding patent applications in Europe and Canada, which are in the examination process.

Our Approach: Capital Efficient Development

Our differentiated approach is built on three strategic pillars that emphasize efficiency: (1) reducing development costs by repositioning existing therapeutics for new applications, (2) increasing the likelihood of clinical safety by taking

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advantage of a proven mechanism of action because we work with known active agents, and (3) developing products in the rare disease space, which can provide regulatory efficiencies, such as a reduction in clinical development costs and time to market. Examples of such regulatory efficiencies in the rare disease space include obtaining “orphan drug” designation from the FDA to provide for product exclusivity, conducting potentially smaller clinical trial designs resulting in reduced clinical costs, and, in cases where the rare disease is serious and has no existing therapy, obtaining designations under one or more of the FDA’s expedited development and review programs, such as Breakthrough Therapy designation and Fast Track designation, which can reduce the required number of clinical trials required for approval. On July 6, 2012, we received FDA “orphan drug” designation covering LP-10, and we plan to apply for FDA Breakthrough Therapy designation covering LP-10 upon the acquisition of additional clinical results. Our expected timeline for applying Breakthrough Therapy designation covering LP-10 will primarily depend on, among other factors, the results of our current clinical trial. It is possible that we will apply for Breakthrough Therapy designation after reviewing the results of the current clinical trial. However, it is also possible that we would decide to acquire additional clinical data (in the form of a subsequent clinical trial and/or extension to the current clinical trial) prior to applying for Breakthrough Therapy designation. Our initial request to obtain Fast Track designation covering LP-10 in July 2021 was denied by the FDA in September 2021, however we plan to submit a new request to the FDA to obtain Fast Track designation covering LP-10 as data becomes available from our current clinical trial.

Consistent with our approach, we intend to:

•	advance development of LP-10 for the treatment of HC;
•	advance development of LP-310 for the treatment of OLP;
•	establish ourselves as a leader in the field of delivering therapeutic agents to mucus membranes (body cavities) through our proprietary technologies, such as the Platform (as discussed below);
•	expand the opportunities of our Platform beyond bladder disease, with the goal of delivering new therapeutics in additional indications such as oral lichen planus, eosinophilic esophagitis and radiation proctitis; and
•	continue to build strategic collaborative relationships to maximize the potential of our Platform.

Our Product Pipeline

The following table summarizes our therapeutic candidate pipeline and discovery research programs:

Our Lead Product Candidates: LP-10 and LP-310

The safety and efficacy of LP-10 is currently being evaluated in a 12-subject, open-label, multi-center, dose-escalation, phase 2a clinical trial in patients experiencing complications associated with a rare but highly morbid disease called “radiation-induced hemorrhagic cystitis” or “radiation cystitis.” This phase 2a clinical trial, for which we have recruited four subjects to date, commenced on February 15, 2021, and we expect to complete this clinical trial in the third quarter of 2022. There is currently no FDA approved drug therapy for available for radiation cystitis patients, who are all cancer survivors who received pelvic radiation therapy to treat solid pelvic tumors, including prostate and ovarian cancers and who are now dealing with therapy-associated complications, including urinary bleeding (a radiation cystitis symptom). LP-10’s active ingredient, tacrolimus, which has a well-known pharmacology and toxicology, addresses a reduction (or cessation) of uncontrolled urinary bleeding.

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LP-10 is our proprietary formulation of tacrolimus and is optimized for local delivery to the urinary bladder. Our issued U.S. patent covering LP-10 extends into 2035 and our issued Australian patent covering LP-10 extends into 2034. We have received FDA “orphan drug” designation covering LP-10 and plan to apply for additional regulatory designations in the event we achieve qualifying results in the current phase 2a clinical trial for LP-10. We expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.

LP-310, also a proprietary formulation of tacrolimus, is optimized for delivery to the oral mucosa (the tissue lining the walls inside the mouth) and tongue surface. We are developing LP-310 for the treatment of OLP, a chronic inflammatory condition affecting mucous membranes inside the mouth. Our issued U.S. and Australian patents covering LP-310 extend into 2035 and 2034, respectively, and we intend to submit the full IND to the FDA for LP-310 in the second half of 2022.

Our Metastable Liposome Drug Delivery Platform

We have developed a proprietary technology, the Platform, which is optimized for local hydrophobic drug delivery to body cavities having endothelial surfaces. Our process employs liposomal technology protected by issued patents in the United States and Australia and we have submitted corresponding patent applications in Europe and Canada. This technology helps isolate a high local drug concentration with low systemic distribution and, we believe, improves efficacy (by increasing drug concentration at the site of injury) and reduces the possibility of side effects (by reducing the drug’s exposure to unrelated organs). Our first body-cavity application is the urinary bladder and has been designed to deliver LP-10. We are developing an oral cavity product for the treatment of OLP, which is being designed to deliver LP-310. We are continuing to research and develop products for additional body cavities, including the anal-rectal cavity (radiation proctitis) and the esophagus (eosinophilic esophagitis).

Our Team and History

Dr. Jonathan Kaufman, our chief executive officer, and Dr. Michael Chancellor, our chief medical officer, co-founded the Company in 2005. Prior to founding the Company, Dr. Kaufman was employed in the manufacturing division of Merck & Co. Inc (NYSE: MRK), and, subsequently, helped co-found Knopp Biosciences LLC, a privately held drug discovery and development company (“KB LLC”), and served as chief financial officer of Semprus Biosciences Corp. (a biomedical company acquired by Teleflex Incorporated (NYSE: TFX)). Dr. Chancellor has conducted more than 75 clinical trials and has consulted with numerous biotech companies developing urology products. We believe that Drs. Kaufman and Chancellor have a complimentary skillset combining basic and clinical research experience with entrepreneurial finance experience in the biotech sector.

Reverse Stock Split

We expect to effect a    -for-    reverse stock split of our outstanding Common Stock following the SEC declaring effective the registration statement of which this prospectus forms a part but prior to the closing of this offering. We intend for our board of directors to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our Common Stock on Nasdaq, however we cannot guarantee that such reverse stock split will occur in connection with the listing of our Common Stock on Nasdaq, or that Nasdaq will approve our initial listing application for our Common Stock upon such reverse stock split.

The reverse stock split will not impact the number of authorized shares of Common Stock which will remain at 20,000,000 shares. Unless specifically provided otherwise herein, such numbers and prices above and used elsewhere in this prospectus assume the effectiveness of such a reverse stock split and the listing of our Common Stock on Nasdaq to occur as of such effective date.

Corporate Information and Where You Can Find Us

We were incorporated under the laws of the state of Delaware in February 2005. Our principal executive offices are located at 7800 Susquehanna Street, Suite 505, Pittsburgh, PA 15208, and our telephone number is (412) 894-1853, containing approximately 2,000 square feet of combined laboratory, office and warehouse space that we use in our research and development efforts, and which includes a sterile pharmaceutical pilot plant for manufacturing liposomal and other formulations, as well as relevant analytical facilities (the “Facility”). Our corporate website address is www.lipella.com. The information contained in, or accessible through, our website is not incorporated by reference into this

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prospectus or the registration of which it forms a part and is intended for informational purposes only. You should not consider such website information to be a part of this prospectus and such registration statement.

Implications of Being an Emerging Growth and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	an exception from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year on which we have $1.07 billion or more in annual revenue,
•	the date on which we become a “large accelerated filer” (i.e., as of our fiscal year end, the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30),
•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period, or
•	the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

We may choose to take advantage of some but not all of these reduced reporting burdens. For example, we intend to take advantage of the reduced reporting requirements with respect to disclosure regarding our executive compensation arrangements, have presented only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus, and have taken advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting.

In addition, under the JOBS Act, emerging growth companies can take advantage of an extended transition period and delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Also, we are a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company). For as long as we qualify as a “smaller reporting company,” we may provide reduced disclosure in the public filings that we make with the SEC than larger public companies, such as the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure.

As a result of qualifying as an emerging growth company and a smaller reporting company, to the extent we take advantage of the allowable reduced reporting burdens, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

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Risk Factors Summary

Our business is subject to a number of risks that you should be aware of before making an investment decision to purchase shares of our Common Stock. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” in deciding whether to invest in our Common Stock. Among these important risks are the following:

•	We have incurred net losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability. Our operations have been historically supported by government research grants and equity financing, however our goals for the foreseeable future will likely require significant equity financing.
•	We are substantially dependent on the success of our lead product candidate, LP-10. If we are unable to commercialize LP-10, or experience significant delays in doing so, our business will be materially harmed.

•	We are early in our efforts to develop LP-10. If we are unable to advance LP-10 through clinical trials, obtain regulatory approval and ultimately commercialize LP-10, or if we experience significant delays in doing so, our business will be materially harmed.
•	Even if we complete the necessary LP-10 clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize LP-10, and the approval may be for a narrower indication than we seek. Further, in the event we obtain regulatory approval for LP-10 or any other product candidate, such product candidate will remain subject to ongoing regulatory oversight.
•	Even if we obtain and maintain approval for our product candidates in the United States, we may never obtain approval for them outside of the United States, which could limit our market opportunities and adversely affect our business.
•	While we have obtained “orphan drug” designation covering LP-10 from the FDA, such designation my not effectively protect us from competition or result in faster development, regulatory review, or approval of LP-10, and we may be unable to obtain “orphan drug” designation covering any of our other product candidates.
•	If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.
•	We face significant competition and our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition.
•	We face risks to our manufacturing process, including potential disruptions to supply chain and delays in obtaining regulatory approvals of the processes and facilities needed to manufacture our product candidates, including LP-10, and we may need to utilize third parties to conduct our manufacturing in the near future. This could result in delays in our development and commercialization efforts.
•	We need to expand our market development capabilities to commercialize our products and failure to do so may result in an inability to generate any product revenue. Our product revenue depends on what we can charge for our product, and government pricing controls and regulations, along with insurance coverage and reimbursement approval, could decrease our ability to generate product revenue.
•	We are subject to a range of laws and regulations, including federal and state healthcare fraud and abuse laws, false claims laws, health information and privacy and security laws, and environmental, health, and safety laws. Failure to comply with these laws and associated regulations could result in substantial penalties and liabilities.
•	We carry risks related to our intellectual property. If we are unable to obtain and maintain adequate U.S. and foreign patent protection for our product candidates, if we face litigation by third-party over our intellectual property claims, if there is a change in U.S. or foreign patent law diminishing the value of our patents, or if we are unable to protect the confidentiality of our trade secrets, our business may be materially harmed.

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•	We rely on our management team and other key employees, and the loss of one or more key employees could materially harm our business.
•	Our Chief Executive Officer and our Chief Medical Officer will maintain the ability to substantially influence all matters submitted to stockholders for approval.
•	An outbreak of an infectious disease, including COVID-19, or other unfavorable global economic conditions may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.
•	If our listing application for our Common Stock on Nasdaq is not approved, we will not be able to consummate this offering and this offering will be terminated. Even if we are approved to list our Common Stock on Nasdaq, failure to maintain such listing could materially adversely affect the value of our Common Stock.
•	Even if we are able to effect a reverse stock split of our shares of Common Stock, we cannot assure you that the market price of our Common Stock will remain high enough to comply with Nasdaq’s listing standards. Further, potential investors may not have an opportunity to check the actual post-split market price of our Common Stock prior to confirming their purchases in this offering.
•	As a result of this offering, a significant portion of our shares of Common Stock may be sold into the market in the near future, which could cause the market price of our Common Stock to be highly volatile and to drop significantly.
•	Purchase of our shares of Common Stock in this offering will experience immediate dilution of their investment. Prior to this offering, there has been no public market for shares of our Common Stock, and the market for our Common Stock may never develop, making it difficult for you to resell your shares at or above the initial public offering price.
•	We will incur increased costs as a result of operating as a smaller reporting public company, and our management will be required to devote substantial time to new compliance initiatives.

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THE OFFERING

Shares of Common Stock to be offered by us	shares ( shares if the underwriters exercise their over-allotment option in full to purchase shares of Common Stock at the initial public offering price), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus (assuming a -for- reverse stock split).

Shares of Common stock to be outstanding immediately following this offering	shares ( shares if the underwriters exercise their over-allotment option in full to purchase shares of Common Stock at the initial public offering price), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus (assuming a -for- reverse stock split), and assuming no exercise of the Underwriters’ Warrants.

Initial public offering price	$ per share, which is the midpoint of the price range for such shares set forth on the cover page of this prospectus. The actual initial public offering price per share may be at, above or below such assumed initial public offering price and will be determined at pricing based on, among other factors, the closing bid price of the Common Stock on the effective date of this registration statement and the final reverse stock split ratio determined by our board of directors. See “Underwriting — Determination of Offering Price” for additional information.

Option to purchase additional shares of Common Stock	We have granted to the underwriters the option, exercisable for 45 days from the date of this prospectus, to purchase up to additional shares of our Common Stock, based on the assumed initial public offering price of $ per share, less the underwriting discount.

Underwriters’ Warrants	The registration statement of which this prospectus forms a part also registers for sale Underwriters’ Warrants to purchase up to an aggregate of shares of our Common Stock (based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus (assuming a -for- reverse stock split), as a portion of the underwriting compensation payable to the underwriters in connection with this offering. The Underwriters’ Warrants will be exercisable at any time, and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from commencement of sales of the shares of Common Stock issued in connection with this offering at an exercise price of $ (100% of the initial public offering price of the shares of Common Stock). “Underwriting — Underwriters’ Warrants” for a more detailed description of such warrants.

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Use of proceeds

We estimate that the net proceeds from the sale of our Common Stock sold in this offering will be approximately $      (or approximately $         if the underwriters exercise their option to purchase additional shares of Common Stock in full), based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses, and assuming no exercise of the Underwriters’ Warrants.

We intend to use the net proceeds from this offering to advance the clinical development of LP-10 and LP-310, for formulation and discovery research and development, as well as for working capital and general corporate purposes. See the section entitled “Use of Proceeds.”

Reverse Stock Split	We intend to effect a reverse stock split of our Common Stock in order to obtain Nasdaq approval for our listing of our Common Stock. We cannot guarantee that such reverse stock split will occur based on any specific ratio, that such reverse stock split will be necessary or will occur in connection with the listing of our Common Stock on Nasdaq, or that Nasdaq will approve our initial listing application for Common Stock upon such reverse stock split. Assumptions are based on a reverse stock split being effected at a ratio of : in connection with the listing of our Common Stock on Nasdaq to occur as of the effective date of the registration statement of which this prospectus forms a part, but prior to the closing of the offering.

Risk factors	This investment in our shares of Common Stock involves a high degree of risk. You should read the section entitled “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should consider carefully before deciding to purchase our shares of Common Stock.

Lock-up Agreements	We and our directors, officers and certain principal shareholders intend to agree with the Representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting—Lock-up Agreements.”

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Proposed Nasdaq symbol

We intend to apply to list our Common Stock on Nasdaq under the symbol “LIPO.”

There is currently no established trading market for the Common Stock, however we intend to meet the standards for listing on Nasdaq upon consummation of this offering; however, we cannot guarantee that we will be successful in listing our Common Stock on Nasdaq. We will not consummate this offering unless our Common Stock is approved for listing on Nasdaq.

Transfer Agent and Registrar	The transfer agent and registrar for our Common Stock is Nevada Agency and Transfer Company, with its business address at 50 W Liberty St # 880, Reno, NV 89501.

The number of shares of our Common Stock to be outstanding following this offering is based on 11,259,007 shares of our Common Stock outstanding as of February 14, 2022, assumes no exercise of the underwriters’ over-allotment option and no exercise of any Underwriters’ Warrants, does not give effect to the    -for-    reverse stock split to be effected prior to the consummation of this offering, and includes or excludes the following, as applicable:

•	includes 1,592,447 shares of Common Stock issuable upon the conversion of all 1,592,447 shares of our Series A convertible preferred stock, par value $0.0001 (the “Series A Preferred Stock”), immediately prior to the consummation of this offering;

•	excludes shares of Common Stock to be issued upon the anticipated exchange of notes issued by the Company to Dr. Chancellor, our chief medical officer, that have an aggregate face value of approximately $75,000 as of December 31, 2021 (“Chancellor Notes”);

•	excludes (i) options to purchase up to 2,845,000 shares of our Common Stock outstanding under the Company’s 2008 Stock Incentive Plan (the “2008 Plan”) at an exercise price of $0.50 per share and (ii) options to purchase up to 2,415,000 shares of our Common Stock outstanding under the Company’s 2020 Stock Incentive Plan (the “2020 Plan”) at exercise prices ranging from $1.50 to $2.00 per share, with a weighted average exercise price of $1.89 per share; and

•	excludes 359,984 shares of Common Stock issuable upon the exercise of warrants having an exercise price of $2.00 per share.

The actual number of shares of our Common Stock to be outstanding following this offering will be determined based on the actual initial public offering price and the final reverse stock split ratio that is determined by our board of directors.

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SUMMARY SELECTED FINANCIAL DATA

The following tables summarize our financial data as of and for the periods indicated. We have derived the summary statement of operations data for the years ended December 31, 2020 and 2021 and the summary balance sheet data as of December 31, 2021 from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results that may be expected in the future. The following summary financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,
	2020	2021
	(in thousands, except share and per share data)

Statement of Operations Data:
Revenue:	$962	$

Operating expenses:
Research and development	$976	$
General administrative	43
Total operating expenses	1,019
Loss from operations	(57)
Total other (income) expenses, net	(5)
Net loss and comprehensive loss	$(62)	$
Net loss per share attributable to common stockholders, basic and diluted(1)	$(0.01)	$
Weighted average shares of Common Stock outstanding, basic and diluted(1)	5,327,996
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)	$(0.01)
Pro forma weighted average shares of Common Stock outstanding, basic and diluted(2)	6,920,443

(1) See Note C: Accounting Policies: Earnings per share to our audited financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

(2) Pro forma basic and diluted net loss per share is calculated to give effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our Common Stock as if such conversion occurred as of the beginning of the period presented or the date of issuance, if later.

As of December 31, 2021
(in thousands)	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)

Balance Sheet Data:
Cash and cash equivalents	$	$	$
Working capital(3)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ (deficit) equity

(1) The pro forma balance sheet data reflects, as of December 31, 2021, the conversion of all outstanding shares of our Series A Convertible Preferred Stock into an aggregate of 1,592,447 shares of our Common Stock, but does not assume the   -for-   reverse stock split which we intend to occur following the effective date of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

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(2) The pro forma as adjusted balance sheet data reflects as of December 31, 2021 (i) all adjustments included in footnote (1) above; and (ii) the sale of               shares of our Common Stock in this offering at an assumed initial public offering price of $      per share (assuming a    -for-    reverse stock split), which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share (assuming a    -for-    reverse stock split), which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $              million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

(3) We define working capital as current assets less current liabilities.

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RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our Common Stock. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In these circumstances, the market price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have incurred net losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

There are numerous risks and uncertainties associated with pharmaceutical product development, and we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability.

We have had net losses since inception, and we had an accumulated deficit of approximately $         as of December 31, 2021, which includes a net loss of approximately $       for the year ended December 31, 2021, as compared to a net loss of approximately $61,656 for the year ended December 31, 2020. Historically, we have financed our operations through a combination of grant revenue and equity financing, however our goals for the foreseeable future will likely require significant equity financing. Our ability to achieve significant profitability depends on our ability to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, LP-10 and/or our other product candidates, which may not occur for several years, if ever. The net losses we incur may fluctuate significantly from quarter to quarter.

If we are required by the FDA, the European Medicines Agency (“EMA”) or other regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of LP-10 and/or our other product candidates, our expenses could increase and revenue could be further delayed. We anticipate that our expenses will increase substantially if, and as, we:

•	continue our research and the clinical development of LP-10;
•	initiate additional clinical trials and preclinical studies for any additional product candidates that we may pursue in the future;
•	prepare a new drug application (“NDA”) for filing with the FDA, a marketing authorization application, and approvals in certain other countries;
•	ramp-up our in-house commercial-scale current good manufacturing practices (“cGMP”) manufacturing facility;
•	manufacture material for clinical trials or potential commercial sales;
•	further develop our product candidate portfolio;
•	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;
•	develop, maintain, expand and protect our intellectual property portfolio; and/or
•	acquire or in-license other product candidates and technologies.

To become and remain profitable, we must develop and eventually commercialize one or more product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing the clinical trials, developing and validating commercial scale manufacturing processes, obtaining marketing approval for this product candidate, manufacturing, marketing and selling any future product candidates for which we may obtain marketing approval and satisfying any post-marketing requirements. If we were required to discontinue development of LP-10, if LP-10 does not receive regulatory approval, if we do not obtain our targeted indication(s) for LP-10, or if LP-10 fails to achieve sufficient market acceptance for any indication, we could be delayed by many years in our ability to achieve profitability. Our failure to become and remain profitable would

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decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We will need to raise additional funding in order to receive approval for LP-10 or any other product candidate. Such funding may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate certain of our product development efforts or other operations.

To complete the process of obtaining regulatory approval for LP-10 and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize LP-10, if approved, we will require substantial additional funding. In addition, if we obtain marketing approval for LP-10, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution.

Our future capital requirements will depend on many factors, including:

•	the progress, timing, results and costs of our phase 2a clinical trial for LP-10;
•	the progress, timing and costs of manufacturing LP-10 for our planned pivotal clinical trials;
•	the continued development and the filing on an IND application for other product candidates;
•	the initiation, scope, progress, timing, costs and results of drug discovery, laboratory testing, manufacturing, preclinical studies and clinical trials for any other product candidates that we may pursue in the future, if any;
•	the costs of building and maintaining our own commercial-scale cGMP manufacturing facilities, including costs of maintaining the Facility;
•	the outcome, timing and costs of seeking regulatory approvals;
•	the costs associated with the manufacturing process development and evaluation of third-party manufacturers;
•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, in the event we receive marketing approval for LP-10 or any other product candidates we may develop;
•	the extent to which the costs of our product candidates, if approved, will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors;
•	the costs of commercialization activities for LP-10 and other product candidates if we receive marketing approval for LP-10 or any other product candidates we may develop, including the costs and timing of establishing product sales, medical affairs, marketing, distribution and manufacturing capabilities;
•	subject to receipt of marketing approval, if any, revenue received from commercial sale of LP-10 or any of our other product candidates;
•	the terms and timing of any future collaborations, licensing, consulting or other arrangements that we may establish;
•	the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, maintenance, defense and enforcement of any patents or other intellectual property rights, including milestone and royalty payments and patent prosecution fees that we are obligated to pay pursuant to our license agreements, if any;
•	our ability to establish and maintain collaborations and licenses on favorable terms, if at all; and
•	the extent to which we acquire or in-license other product candidates and technologies.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results

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required to obtain marketing approval and achieve product sales. Our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities would dilute all our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and a portion of our operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Furthermore, existing stockholders may not agree with our financing plans or the terms of such financings. Adequate additional financing may not be available to us on acceptable terms, or at all. The terms of additional financing may be impacted by, among other things, general market conditions, and the market’s perception of our product candidates.

We are currently supported by government grant awards, which may not be available to us in the future, and such grant awards are subject to guidelines regulating our research.

We have received and intend to continue to seek funding under grant award programs, including a program funded by the National Institutes of Health (“NIH”). To continue to fund a portion of our future research and development programs, we may also require grant funding from similar governmental agencies in the future. However, funding by the NIH or other governmental agencies may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process overseen by the U.S. Congress. In addition, we may not receive full funding under current or future grants because of budgeting constraints of the agency administering the program or unsatisfactory progress on the study being funded. Also, the continued spread of COVID-19 could affect governmental priorities in the future or prospective funding for our product candidates. Therefore, we cannot provide any assurance that we will receive any future grant funding from any government agencies, or, that if received, we will receive the full amount of the particular grant award. Any such reductions could delay the development of our product candidates and the introduction of new products.

Any research conducted under such federal grants will subject us to federal regulation regarding how we conduct our research and we will be obligated to abide by the agreement terms relating to those grants. There are also ethical guidelines promulgated by various governments and research institutions that we are required to follow in respect of our research. These guidelines are orientated towards research and experimentation involving humans and animals. Failure to follow the regulations, agreement terms and accepted scientific practices would jeopardize our grants and our results and the use of the results in further research and approval circumstances, which could have a material adverse effect on our results of operations and financial condition. In addition, any failure to comply with applicable laws or regulations affecting such grant awards could harm our business and divert our management’s attention.

Our ability to obtain reimbursement or funding for our programs from the federal government may be impacted by possible reductions in federal spending.

U.S. federal government agencies currently face potentially significant spending reductions. The U.S. federal budget remains in flux, however, which could, among other things, result in a cut to Medicare payments to providers and otherwise affect federal spending on clinical and pre-clinical research and development. The Medicare program is frequently mentioned as a target for spending cuts. The full impact on our business of any future cuts in Medicare or other programs is uncertain. In addition, we cannot predict any impact which the actions of President Biden's administration and the U.S. Congress may have on the federal budget. If federal spending is reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the NIH, to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve drug research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

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We are substantially dependent on the success of our lead product candidate, LP-10. If we are unable to commercialize LP-10, or experience significant delays in doing so, our business will be materially harmed.

Our ability to generate product revenues, which may not occur for several years, if ever, currently depends heavily on the successful development and commercialization of LP-10. The success of LP-10 will depend on a number of factors, including the following:

•	successful completion of clinical development;
•	receipt of marketing approvals from applicable regulatory authorities;
•	establishing commercial manufacturing arrangements with third-party manufacturers;
•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;
•	establishing sales, marketing and distribution capabilities;
•	launching commercial sales of LP-10, if and when approved, whether alone or in collaboration with others;
•	acceptance of LP-10, if and when approved, by patients, the medical community and third-party payors;
•	effectively competing with other therapies; and
•	maintaining a continued acceptable safety profile of LP-10 following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize LP-10, which would materially harm our business. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

Assuming we obtain marketing approval for any of our product candidates, we will need to transition our focus from research and development to supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

We are early in our efforts to develop LP-10. If we are unable to advance LP-10 through clinical trials, obtain regulatory approval and ultimately commercialize LP-10, or if we experience significant delays in doing so, our business will be materially harmed.

We are early in our development of LP-10, which entered its first clinical trial in 2020. The development and commercialization of LP-10 (or any other product candidate that we may develop) is subject to many uncertainties, including the following:

•	successful enrollment and completion of clinical trials;
•	positive results from our current and planned future clinical trials;
•	receipt of regulatory approvals from applicable regulatory authorities;
•	successful development of our internal manufacturing processes on an ongoing basis and maintenance of our potential future arrangements with third-party manufacturers for clinical supply;
•	commercial launch of LP-10, if and when approved, whether alone or in collaboration with others; and
•	acceptance of LP-10, if and when approved, by patients, the medical community and third-party payors.

We must conduct extensive clinical trials to demonstrate the safety and efficacy of the drug candidate for its intended indications. Clinical trials are expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory authorities on trial design;

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•	delays in opening sites and recruiting suitable patients to participate in our clinical trials;
•	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or concerns with a class of drug candidates, or after an inspection of our clinical trial operations or trial sites;
•	suspension of our clinical trials if it is determined that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current good clinical practice (“GCP”) regulations;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	occurrence of serious adverse events associated with the drug candidate that are viewed to outweigh its potential benefits; or.

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our drug candidates, we may:

•	be delayed in obtaining marketing approval, if at all, or be required to conduct additional confirmatory safety and/or efficacy studies;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements;
•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution;
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to our reputation.

In addition, if we make manufacturing or formulation changes to LP-10, we may need to conduct additional studies to bridge our modified product candidate to earlier versions. If we elect, or are required, to delay, suspend, or terminate any clinical trial of LP-10, it could shorten any periods during which we may have the exclusive right to commercialize LP-10 or allow our competitors to bring products to market before we do, which could limit our potential revenue or impair our ability to successfully commercialize LP-10 and may harm our business, financial condition, results of operations and prospects. Any such significant delays, setbacks or failures we experience, or our inability to obtain regulatory approval for or successfully commercialize LP-10, would materially harm business, financial condition, results of operations and prospects.

Even if we complete the necessary LP-10 clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize LP-10, and the approval may be for a narrower indication than we seek.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if LP-10 meets its safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings or a post-approval safety monitoring program. These regulatory authorities may require precautions or contra-indications with respect to conditions of use

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or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of LP-10. Any of the foregoing scenarios could materially harm the commercial prospects for LP-10 and materially and adversely affect our business, financial condition, results of operations and prospects.

LP-10 may cause undesirable side effects or have other properties that could delay or prevent its regulatory approval, limit its commercial potential, or result in significant negative consequences following any potential marketing approval.

In addition to side effects caused by the product candidate, the administration process or related procedures also can cause adverse side effects. If in the future we are unable to demonstrate that such adverse events were caused by the administration process or related procedures, the FDA, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, LP-10 for any or all targeted indications. Even if we can demonstrate that any serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete our clinical trials. Any of these occurrences may harm our ability to develop other product candidates, and may harm our business, financial condition and prospects significantly.

Additionally, if LP-10 receives marketing approval, the FDA could require us to adopt a post-approval safety monitoring program to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by LP-10, several potentially significant negative consequences could result, including:

•	regulatory authorities may suspend or withdraw approvals of such product candidate;
•	regulatory authorities may require additional warnings on the label;
•	we may be required to change the way a product candidate is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; and
•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of LP-10 and could significantly harm our business, financial condition, results of operations and prospects.

Our pipeline of products, including LP-10, are each based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval.

The regulatory approval process and clinical trial requirements of the FDA, EMA and other regulatory authorities for novel product candidates such as ours can be more expensive and take longer than for other, better known or more extensively studied product candidates. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union or how long it will take to commercialize our product candidates. Approvals by the European Commission may not be indicative of what the FDA may require for approval.

Regulatory requirements governing drug and biologic products have changed frequently and may continue to change in the future. In addition, adverse developments in clinical trials of similar drug and biologic products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of our product candidates. Similarly, the EMA may issue new guidelines concerning the development and marketing authorization for gene therapy medicinal products and require that we comply with these new guidelines.

These regulatory review committees and advisory groups and the new guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of any product candidate or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of any product candidate. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delay or failure to obtain, or

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unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

Even if we obtain regulatory approval for a product candidate, each approved product candidate will remain subject to regulatory oversight.

Even if we obtain regulatory approval for a product candidate, each approved product candidate will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping and submission of safety and other post-market information. Any regulatory approvals that we receive for any product candidate may also be subject to a post-approval safety monitoring program or limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials, and surveillance to monitor the quality, safety and efficacy of the product.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory authority may:

•	issue a warning letter asserting that we are in violation of the law;
•	seek an injunction or impose administrative, civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical trials;
•	refuse to approve a pending NDA or comparable foreign marketing application (or any supplements thereto) submitted by us or our strategic partners;
•	restrict the marketing or manufacturing of the product;
•	seize or detain the product or otherwise require the withdrawal of the product from the market;
•	refuse to permit the import or export of product candidates; or
•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any of our product candidates and adversely affect our business, financial condition, results of operations and prospects.

The FDA’s policies, and those of equivalent foreign regulatory agencies, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would materially and adversely affect our business, financial condition, results of operations and prospects.

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Even if we obtain and maintain approval for our product candidates from the FDA, we may never obtain approval for them outside of the United States, which could limit our market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Approval, marketing and sales of any of our product candidates outside of the United States will be subject to the regulatory requirements governing clinical trials and marketing approval in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials in one country may not be accepted by regulatory authorities in other countries. Regulatory approval for any of our product candidates may be withdrawn. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval.

For example, we intend to submit a marketing authorization application to the EMA for approval of LP-10 in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if LP-10 is approved, the FDA or the European Commission, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of any of our product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

While we have obtained “orphan drug” designation covering LP-10 from the FDA, such designation may not effectively protect us from competition, and we may be unable to obtain “orphan drug” designation covering our future product candidates. If our competitors are able to obtain “orphan drug” exclusivity before us covering products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have competing products approved by the applicable regulatory authority for a significant period of time.

Under the Orphan Drug Act of 1983, the FDA may designate a product candidate as an “orphan drug” if it is intended to treat a rare disease or condition, which is generally defined as having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States.

Generally, if a product candidate with an “orphan drug” designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our “orphan drug” designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States, however even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

•	the second applicant can establish in its application that its medicinal product, although like the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;
•	the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or
•	the holder of the marketing authorization for the original orphan medicinal product cannot supply enough quantities of orphan medicinal product.

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On July 6, 2012, the FDA granted “orphan drug” designation covering LP-10 (or any other formulation of tacrolimus) for the treatment of HC and we may seek “orphan drug” designation from the FDA covering our future product candidates.

Even though we have obtained such “orphan drug” designation, providing us with exclusivity for LP-10, such exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition.

FDA designations to expedite drug development and review, including “orphan drug” designation, Breakthrough Therapy designation, and/or Fast Track designation, even if granted for any of our product candidates, may not lead to a faster development, regulatory review or approval process and do not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We have received “orphan drug” designation covering LP-10 from the FDA, but there is no assurance that any of our other product candidates will receive a similar designation from the FDA or that we will receive Breakthrough Therapy or Fast Track designations covering any of our product candidates (including LP-10). Our initial request to obtain Fast Track designation covering LP-10 in July 2021 was denied by the FDA in September 2021, however we plan to submit a new request to the FDA to obtain Fast Track designation covering LP-10 as data becomes available from our current clinical trial. Further, even if we do receive favorable designations from the FDA, the receipt of any of these designations covering any of our product candidates may not result in a faster development process, review or approval of such product candidates compared to products considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although we focus a substantial amount of our efforts on the potential approval of LP-10, a key component our strategy is to discover, develop and potentially commercialize a portfolio of other product candidates, including LP-310, to treat orphan diseases and ultimately, non-orphan diseases. Identifying new product candidates requires substantial technical, financial and human resources, whether any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we may fail to successfully develop and commercialize such product candidates for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;
•	competitors may develop alternatives that render our product candidates obsolete;
•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

As we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

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If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates, including LP-10.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Also, competitors may obtain FDA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates, including, in particular, LP-10, uneconomical or obsolete, and we may not be successful in marketing our product candidates, generally, and LP-10, specifically, against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors’ products. The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidate that we may develop and commercialize.

Risks Related to Manufacturing

Delays in obtaining regulatory approvals of the process and facilities needed to manufacture any of our product candidates, including LP-10, or disruptions in our manufacturing process may delay or disrupt our product development and commercialization efforts.

Before we can begin to commercially manufacture any of our product candidates, including LP-10, in a manufacturing facility, whether in a third-party facility or in a facility that we maintain and operate, the facility must pass a pre-approval inspection by the FDA, and a manufacturing authorization must be obtained from the appropriate regulatory authorities. The timeframe required to obtain such approvals is uncertain. In order to obtain approval, we will need to ensure that all our processes, methods and equipment are compliant with cGMP and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

In addition, the manufacturing process used to produce our product candidates is complex, novel and has not been validated for commercial use. In order to produce enough quantities of our product candidates for future clinical trials and initial U.S. commercial demand, we will need to increase the scale of our manufacturing process. The production of our product candidates requires processing steps that are more complex than those required for most chemical pharmaceuticals. We employ multiple steps to control our manufacturing process to assure that the process works and that each of our products candidates will be, and LP-10 is, made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet FDA, EMA or other applicable standards or specifications with consistent and acceptable production yields and costs.

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Although we have established our Facility, we may need to utilize third parties to conduct our product manufacturing for the near future. Therefore, we are subject to the risk that these third parties may not perform satisfactorily.

Even if we obtain the validation from the FDA of our Facility, we intend to maintain third-party manufacturing capabilities in order to provide multiple sources of supply. In the event that these third-party manufacturers do not successfully carry out their contractual duties, meet expected deadlines or manufacture LP-10 in accordance with regulatory requirements, or if there are disagreements between us and these third-party manufacturers, we will not be able to complete, or may be delayed in completing, the preclinical studies required to support future IND submissions of other product candidates or the clinical trials required for approval of LP-10. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on the same economic terms, which would cause additional delay or increased expense prior to the approval of LP-10 and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

If we or our third-party manufacturer fails to comply with applicable cGMP regulations, the FDA and foreign regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be materially harmed.

Any contamination in our manufacturing process, shortages of raw materials or failure of any of our key suppliers to deliver necessary components could result in delays in our clinical development or marketing schedules.

Given the nature of sterile product manufacturing, there is a risk of contamination. Any contamination could materially adversely affect our ability to produce any of our product candidates, including LP-10, on schedule and could, therefore, harm our results of operations and cause reputational damage.

Some of the raw materials required in our manufacturing process are derived from biologic sources. Such raw materials are difficult to procure and may be subject to contamination or recall. A material shortage, contamination, recall or restriction on the use of biologically derived substances in the manufacture of any of our product candidates, including LP-10, could adversely impact or disrupt the commercial manufacturing or the production of clinical material, which could materially and adversely affect our development timelines and our business, financial condition, results of operations and prospects.

Risks Related to Commercialization of Our Product Candidates

If we are unable to expand our market development capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

We currently have a small market development organization. To successfully commercialize LP-10, if approved, and any other products that may result from our development programs, we plan to expand our capabilities to promote market access and build awareness, either on our own or with a third party. The development of our own market development team will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may enter into collaboration agreements regarding any of our product candidates with third parties to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize our products, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well-funded medical affairs, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our potential products. If any of our product candidates is approved but fails to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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If the market opportunities for LP-10 are smaller than we believe they are, our product revenues may be adversely impacted, and our business may suffer.

We are currently focusing our research and product development efforts on LP-10 for HC. Our understanding of both the number of people who have this disease, as well as the subset of people with this disease who have the potential to benefit from treatment with LP-10, are based on estimates in published literature. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of this disease. The number of patients in the United States, the EU and elsewhere may turn out to be lower than expected or these patients may not be otherwise amenable to treatment with LP-10 or may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive LP-10 less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets.

Government price controls or other changes in pricing regulation could restrict the amount that we are able to charge for any of our product candidates that may be approved in the future, including LP-10, which would adversely affect our revenue and results of operations.

We expect that coverage and reimbursement of pharmaceutical costs may be increasingly restricted both in the United States and abroad. The escalating cost of health care has led to increased pressure on the health care industry to reduce costs. Drug pricing by pharmaceutical companies recently has come under increased scrutiny and continues to be subject to intense political and public debate in the United States and abroad. Government and private third-party payors have proposed health care reforms and cost reductions. A number of federal and state proposals to control the cost of health care, including the cost of drug treatments, have been made in the United States. Specifically, there have been several recent U.S. Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. In some international markets, the government controls the pricing, which can affect the profitability of drugs. Current government regulations and possible future legislation regarding health care may affect coverage and reimbursement for medical treatment by third-party payors, which may render our product candidates, if approved, not commercially viable or may adversely affect our anticipated future revenues and gross margins.

We cannot predict the extent to which our business may be affected by these or other potential future legislative or regulatory developments. However, future price controls or other changes in pricing regulation or negative publicity related to the pricing of pharmaceutical drugs generally could restrict the amount that we are able to charge for our future products, which would adversely affect our anticipated revenue and results of operations.

The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our products, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford any of our product candidates that receive approval. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Coverage and reimbursement by a third-party payor may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

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Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and government payors develop their coverage and reimbursement policies.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. It also can take a significant amount of time after approval of a product to secure pricing and reimbursement for such product in many counties outside the United States. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price, average manufacturer price, and “actual acquisition cost.” Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover candidate products that we or our partners are able to commercialize. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “PPACA”), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacted the U.S. pharmaceutical industry.

Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs. For example, the United States government has passed legislation allowing the federal government to negotiate prices for some drugs covered under Medicare and requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Further, Congress

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and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Individual states in the United States have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing.

Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms, including those governing enrollment in federal healthcare programs, reimbursement changes, fraud and abuse enforcement, and expansion of new programs could result in reduced demand for our product candidates, including LP-10, and may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates, including LP-10, and begin the process of commercialization in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Anti-Kickback Statute, federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business as well as other jurisdictions. The laws that will affect our operations include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. The PPACA amended the intent requirement of the federal Anti-Kickback Statute to clarify that a person or entity does not have to have actual knowledge of this statute or specific intent to violate it;

•	federal civil and criminal false claims laws and civil monetary penalty laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other government payors that are false or fraudulent. The PPACA provides that a claim for items or services resulting from an Anti-Kickback Statute violation is a false claim under the federal False Claims Act. Cases against pharmaceutical manufacturers support the view that certain marketing practices, including off-label promotion, may implicate the False Claims Act;
•	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, and as amended again by the final HIPAA omnibus rule, Modifications to the HIPAA Privacy, Security, Enforcement, and Breach Notification Rules under HITECH and the Genetic Information Nondiscrimination Act;
•	other modifications to HIPAA, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;
•	federal transparency laws, including the federal Physician Payment Sunshine Act, that require certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to: (i) payments or other “transfers of value” made to physicians and teaching hospitals and (ii) ownership and investment interests held by physicians and their immediate family members;

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•	state and foreign law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances, such as specific disease states; and
•	state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain a robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

Risks Related to Our Operations

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Our future success depends on our ability to retain key employees and scientific advisors and to attract, retain and motivate qualified personnel.

The success of the Company is highly dependent upon certain key management and technical personnel, the loss of whose services may a material adverse impact on the Company’s business, financial condition, results of operations and the achievement of our objectives. Dr. Chancellor, our chief medical officer and a director, and Dr. Kaufman, our chief executive officer and a director, have played key roles in the founding, management, technology development and/or promotion of the Company. There can be no assurance that either of these persons will remain with the Company in the future due to circumstances either within or outside of their control. Additionally, our employees and scientific

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advisors are at-will employees and consultants, and the loss of one or more of them might impede the achievement of our research, development and commercialization objectives.

Recruiting and retaining other qualified employees and scientific advisors for our business, including scientific and technical personnel, also will be critical to our success. The Company currently does not hold key man insurance on the lives of its executives; even if the Company does seek to obtain such insurance, there is no assurance as to the availability of such insurance or the cost thereof if such insurance is available, or the ability to find a qualified replacement for its executives. In addition, failure to succeed in preclinical or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. Further development of the Company’s products will require additional personnel, particularly qualified scientific and technical personnel. The Company currently has limited personnel and other resources. The success of the Company will be dependent on attracting and retaining key employees, including management. The inability to recruit, or loss of services of certain executives, key employees or advisors may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our employees, principal investigators and advisors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators and advisors. Principal investigators are physicians who we utilize to lead the conduct of our clinical trials and assist us with the development of our drug product candidates, including LP-10 Misconduct by these parties could include intentional failures to comply with FDA regulations or the regulations applicable in the EU and other jurisdictions, provide accurate information to the FDA, the EMA and other regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA or other regulatory authorities, which could result in criminal and civil penalties or sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition, results of operations and prospects, including the imposition of significant fines, criminal penalties, or other sanctions.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of our current and future drug candidates.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the generation, handling, use, storage, treatment, manufacture, transportation and disposal of, and exposure to, hazardous materials and wastes, as well as laws and regulations relating to occupational health and safety. Our operations involve the use of hazardous and flammable materials, including chemicals and biologic materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Also, we could incur significant costs associated with civil or criminal fines and penalties. We do not carry specific biological or hazardous waste insurance coverage, and

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our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

Although we maintain workers’ compensation insurance for certain costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our storage or disposal of biologic, hazardous or radioactive materials.

Also, we may incur substantial costs to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations and prospects.

A pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. In December 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, surfaced in Wuhan, China and has since spread worldwide, including to Pennsylvania where our primary office and laboratory space is located. The COVID-19 pandemic continues to evolve, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the COVID-19 pandemic continues to impact our operations or those of our third-party partners, including our clinical trial operations, depends on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19. COVID-19 may also affect employees of third-party contract research organizations (“CROs”) located in geographies where we carry out our clinical trials.

In addition, the patient populations that our core product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for us to identify patients able to enroll in our future clinical trials and may impact the ability of enrolled patients to complete any such trials. Any negative impact that COVID-19 has on patient enrollment or the treatment or execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, could materially increase our operating expenses and could have a material adverse effect on our financial results.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including conditions that are outside of our control, such as the COVID-19 pandemic and the impact of health and safety concerns, such as the current coronavirus outbreak. There continues to be volatility and disruptions in the capital and credit markets, and a severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all the ways in which the current economic climate and financial market conditions could adversely impact our business.

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Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

We receive, process, store, and transmit, often electronically, confidential data of others, which increase cyber-security risks. Our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures, and we are also subject to occurrences of theft, improper disclosure of confidential information and the deletion or modification of records. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur civil or criminal penalties, be exposed to liabilities, our reputation or competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations or the operations of manufacturing facilities and have a material adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as manufacturing facilities, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans that we have in place currently are limited and may not prove adequate in the event of a serious disaster or similar event. Substantially all our current supply of LP-10 is located at our manufacturing facility in Pittsburgh, Pennsylvania. We are in the early stages of constructing an additional manufacturing facility and establishing a relationship with a third-party contract manufacturer as a back-up supplier for the commercial supply of our products, if necessary, but there is no assurance that we will establish such a relationship in a timely manner, on acceptable terms, or at all. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing, marketing and sale of human device and drug products. Product liability claims could delay or prevent completion of its development programs, clinical or otherwise. If we succeed in marketing and selling products, such claims could result in a recall of any products or a limitation or other change in the indications for which they may be used. If we cannot successfully defend ourselves against claims that our product candidates or drugs caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or drugs that we may develop;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend the related litigation;
•	substantial monetary awards paid to trial participants or patients;
•	loss of revenue;
•	reduced resources of our management to pursue our business strategy; and
•	the inability to commercialize any products that we may develop.

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Risks Related to Our Intellectual Property

If we are unable to obtain and maintain adequate U.S. and foreign patent protection for our product candidates, including LP-10, any future product candidates we may develop, and/or our Platform, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technologies similar or identical to ours, and our ability to successfully commercialize LP-10 and any of our other product candidates, any future product candidates we may develop, and our Platform technologies may be adversely affected.

Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to LP-10, additional product candidates in our product pipeline, current and future innovations related to our Platform, and our institutional knowledge. The patent prosecution process is expensive, time-consuming and complex; we may not be able to file, prosecute, maintain, and/or enforce all necessary or desirable patent applications and issued patents at a reasonable cost or in a timely manner. We currently have one issued patent in the United States (U.S. patent No. 10,639,278 (the “278 Patent”)) and one issued patent in Australia (No. 2014340137), covering aspects of our Platform technology and its uses in delivering any hydrophobic agent of interest to the body cavities. We have also filed corresponding patent applications in Canada and Europe, which are in the examination process.

It is possible that none of our pending patent applications will result in issued patents in a timely fashion or at all, and even if we are granted the patents we are currently pursuing in foreign jurisdictions, the patents may not be issued in a form that will provide us with the full scope of protection that we desire, they may not prevent competitors or other third parties from competing with us, and/or they may not otherwise provide us with a competitive advantage. Our competitors, or other third parties, may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. For example, there is no assurance that the 278 Patent, or any other patent that we are granted, will prevent third parties from developing competing technologies. Moreover, our patent estate, including the 278 Patent, does not preclude third parties from obtaining intellectual property rights that could interfere with our freedom to use our Platform for dermatological indications. Even assuming patents issue from our pending and future patent applications, changes in either the patent laws or interpretation of the patent laws in the United States and foreign jurisdictions may diminish the value of our patents or narrow their scope of protection.

We also may not be aware of all third-party intellectual property rights potentially relating to technologies similar to our own. Publications of discoveries in the scientific literature often lag their actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, it is impossible to be certain that we were the first to develop the specific technologies as claimed in the 278 Patent or our pending or future patent applications, or that we were the first to file for patent protection of such inventions.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on each and every one of our product candidates, current and future innovations related to our Platform, and our institutional knowledge in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States may differ in scope from those eventually granted in the United States. Thus, in some cases, we will not have the opportunity to obtain patent protection for certain technologies in some jurisdictions outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products. Such challenges in enforcing rights in these countries could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our

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proprietary rights generally. Proceedings to enforce our current and future patent rights in foreign jurisdictions could result in substantial costs and may divert our efforts and attention from other aspects of our business; could put our patents at risk of being invalidated or interpreted narrowly; could put any future patent applications, including continuation and divisional applications, at risk of not issuing; and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce any intellectual property rights around the world stemming from intellectual property that we develop may be inadequate to obtain a significant commercial advantage in these foreign jurisdictions.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability (and the ability of any potential future collaborators) to develop, manufacture, market and sell our product candidates, and to freely use our proprietary technologies (e.g., without infringing the rights and intellectual property of others). Many companies and institutions have filed, and continue to file, patent applications related to various aspects of drug delivery therapy. Because patent applications can take many years to issue, may be confidential for 18 months or more after filing, and can be revised before issuance, there may be applications now pending which may later result in issued patents that a third party asserts are infringed by the manufacture, use, sale, or importation of our products. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to LP-10 or any other product candidate, or related technologies, including, for example, interference proceedings, post grant review challenges, and inter partes review before the United States Patent and Trademark Office (“USPTO”). For example, a third party may bring an inter partes review challenging our patents and any future patent that may be granted to us. Our competitors or other third parties may assert infringement claims against us, alleging that our therapeutics, manufacturing methods, formulations or administration methods are covered by their patents. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant product revenue, and against whom our patent portfolio may therefore have no deterrent effect.

Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcomes are uncertain. If we are found, or believe there is a risk that we may be found, to infringe a third party’s valid and enforceable intellectual property rights, we could be required (or may choose) to obtain a license from such a third party to continue developing, manufacturing and marketing our technologies. However, we may not be able to obtain any required license on commercially reasonable terms, if at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and further, it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technologies, including LP-10. We also could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our technologies, including LP-10, or force us to cease some or all our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming. Competitors may infringe our current or future patents, should such patents issue, or we may be required to defend against claims of infringement or other unauthorized use of intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our scientific and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Stock. Such litigation or proceedings could

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substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating, or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. As patent reform legislation can inject serious uncertainty into the patent prosecution and litigation processes, it is not clear what impact future patent reform legislation will have on the operation of our business. However, such future legislation, and its implementation, could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Moreover, the patent positions of companies engaged in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. We cannot assure you that our efforts to seek patent protection for our technology and product candidates will not be negatively impacted by the future court decisions or changes in guidance or procedures issued by the USPTO. These decisions, and any guidance issued by the USPTO (or changes thereto), could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property rights in the future.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates but that are not covered by the claims of our current patents or of patents that we may own or license in the future;

•	we, or any future license partners or collaborators, might not have been the first to file patent applications covering certain aspects of the concerned technologies;
•	others may independently develop similar or alternative technologies, or duplicate any of our technologies, potentially without falling within the scope of our current or future issued claims, thus not infringing our intellectual property rights;
•	it is possible that our filed or future patent applications will not lead to issued patents;
•	issued patents to which we currently hold rights or to which we may hold rights in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•	others may have access to any future intellectual property rights licensed to us on a non-exclusive basis;
•	our competitors might conduct research and development activities in countries where we do not have or pursue patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•	we may not develop additional proprietary technologies that are patentable;
•	the patents or other intellectual property rights of others may have an adverse effect on our business; and
•	we may choose not to file a patent application covering certain of our trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

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Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

In addition to patent protection, we also rely on the protection of trade secrets, know-how and confidential and proprietary information. However, trade secrets are difficult to protect.  To maintain the confidentiality of trade secrets and proprietary information, we rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and/or other advisors, and inventions agreements with employees, consultants, and advisors, to protect our trade secrets and other proprietary information.  These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and consultants also provide that inventions conceived by the individual in the course of rendering services to us will be our exclusive property. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information.

In the event of unauthorized use or disclosure of trade secrets or proprietary information, these agreements, even if obtained, may not provide sufficient protection for our trade secrets or other confidential information. Further, to the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for the Company, disputes may arise as to the rights in related inventions. This can be of particular concern with respect to university collaborators with us, who typically have preexisting obligations to their universities to assign intellectual property rights, which university rights generally are superior to assignment rights that we might receive from such individuals. The disclosure of our trade secrets would impair our competitive position and could harm our business.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles, and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors, and/or consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Because from time to time we expect to rely on third parties in the development, manufacture, and distribution of our products and provision of our services, we must, at times, share trade secrets with them. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Risks Related to this Offering and Ownership of our Common Stock

Our Chief Executive Officer and our Chief Medical Officer will maintain the ability to substantially influence all matters submitted to stockholders for approval.

As of February 14, 2022, Dr. Kaufman and Dr. Chancellor, our chief executive officer and our chief medical officer, respectively, in the aggregate, beneficially own shares representing more than approximately 50% of our voting stock, as do our named executive officers and directors as a group. As a result, such holders are able to substantially influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, Drs. Kaufman and

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Chancellor could substantially influence the election of directors and approval of any merger, consolidation or sale of all or substantially all our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in management of our company that our public stockholders disagree with.

If our listing application for our Common Stock is not approved by Nasdaq, we will not be able to consummate the offering and will terminate this offering.

An approval of our listing application for our Common Stock by Nasdaq will be subject to, among other things, our fulfillment of the following conditions: (i) the offering is completed and closed; and (ii) we have raised a sufficient amount of equity necessary to qualify for the minimum equity requirements necessary to list our Common Stock on Nasdaq. Currently there are two standards for admission onto Nasdaq that we are endeavoring to satisfy: either $5 million in stockholders’ equity and $15 million market value of publicly held shares of common stock; or $4 million in stockholders’ equity, $15 million market value of publicly held shares and $50 million market value of publicly listed securities. If we fail to meet the minimum requirements for listing on Nasdaq, we will not be able to consummate the offering and will terminate this offering. Failure to have our common stock listed on Nasdaq would make it more difficult for our stockholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

The Nasdaq Stock Market LLC may delist our Common Stock from trading on Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Should we fail to satisfy the continued listing requirements for remaining listed on Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, The Nasdaq Stock Market LLC may take steps to delist our Common Stock. Such a delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below Nasdaq’s minimum bid price requirement or prevent future non-compliance with such listing requirements.

If we cannot maintain the listing of our Common Stock for trading on Nasdaq, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Common Stock;

•	reduced liquidity for our Common Stock;
•	a determination that our Common Stock is a “penny stock” which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Common Stock;
•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional Common Stock or obtain additional financing in the future.

Even if our board of directors approves a reverse stock split of our Common Stock at a ratio that currently achieves the requisite increase in the market price of our Common Stock for listing of our Common Stock on Nasdaq, we cannot assure you that the market price of our Common Stock will remain high enough for such reverse split to have the intended effect of complying with Nasdaq’s minimum bid price requirement; and if we effect a reverse stock split, we cannot assure you that we will meet Nasdaq’s minimum requirements or standards.

Even if the reverse stock split achieves the requisite increase in the market price of our Common Stock to be in compliance with the minimum bid price of Nasdaq, there can be no assurance that (i) the market price of our Common Stock following the reverse stock split will remain at the level required for continuing compliance with that requirement, or (ii) if we effect a reverse stock split, we will meet Nasdaq’s minimum requirements or standards. It is not uncommon

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for the market price of a company’s price per share of stock to decline in the period following a reverse stock split. If the market price of our Common Stock declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of a reverse stock split. In any event, other factors unrelated to the number of shares of our Common Stock outstanding, such as negative financial or operational results, could adversely affect the market price of our Common Stock and jeopardize our ability to meet or maintain the Nasdaq’s minimum bid price requirement.

If we are unable to satisfy these requirements or standards, we would not be able to meet Nasdaq’s initial listing standards, which could cause us to terminate this offering. We can provide no assurance that any such action taken by us would allow our Common Stock to be listed, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

Even if the reverse stock split increases the market price of our common stock and we meet Nasdaq’s initial listing requirements, there can be no assurance that we will be able to comply with Nasdaq’s continued listing standards, a failure of which could result in a de-listing of our Common Stock.

In conjunction with this offering, we have applied to list our common stock on Nasdaq. Prior to this offering, there has been no established public trading market for our Common Stock. There is no assurance that our Common Stock will ever be listed on Nasdaq or that we will be able to comply with such applicable listing standards. Should our Common Stock be listed on Nasdaq, in order to maintain that listing, Nasdaq requires that the trading price of a company’s listed stock on Nasdaq remain above one dollar in order for such stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq. In addition, to maintain a listing on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting, which would have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below the minimum bid price requirement, or prevent future non-compliance with the listing requirements.

The reverse stock split may decrease the liquidity of the shares of our Common Stock.

The liquidity of the shares of our Common Stock may be affected adversely by the reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our Common Stock does not increase as a result of the reverse stock split. In addition, the reverse stock split may increase the number of shareholders who own odd lots (less than 100 shares) of our Common Stock, creating the potential for such shareholders to experience an increase in the cost of selling their shares of Common Stock and greater difficulty effecting such sales.

Following the reverse stock split, the resulting market price of our Common Stock may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our Common Stock may not improve.

Although we believe that a higher market price of our Common Stock may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Stock will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Stock may not necessarily improve.

As a result of the timing of the reverse stock split, listing of our Common Stock on Nasdaq and pricing of this offering, potential investors may not have an opportunity to check the actual post-split market price before confirming their purchases in this offering.

We plan to amend our amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) to effect the reverse stock split following the SEC declaring effective the registration statement of which this prospectus forms a part and prior to closing of this offering. Because such reverse stock split will occur following the SEC

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declaring such registration statement effective and concurrently with the pricing of this offering, potential investors may not be able to check the actual post-split market price of our Common Stock on Nasdaq before confirming purchases in the offering.

Provisions in our Certificate of Incorporation and our amended and restated by-laws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

We plan to amend our amended and restated by-laws (as amended, the “Bylaws”) following the SEC declaring effective the registration statement of which this prospectus forms a part and prior to the closing of this offering. Provisions in our Certificate of Incorporation and our Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of Common Stock. These provisions also could limit the price that investors might be willing to pay in the future for shares of our Common Stock, thereby depressing the market price of our Common Stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;
•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;
•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;
•	limit who may call special stockholder meetings;
•	authorize our board of directors to issue capital stock without stockholder approval; and
•	require the approval of a majority of the directors to amend or repeal certain provisions of our bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our Certificate of Incorporation and our Bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Certificate of Incorporation and our Bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the United States federal district courts shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our Certificate of Incorporation and our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operation.

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A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our Common Stock to drop significantly, even if our business is performing well.

Upon the consummation of this offering and the listing of our Common Stock on Nasdaq, sales of a substantial number of shares of our Common Stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares of our Common Stock intend to sell shares, could reduce the market price of our Common Stock. After this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of the Underwriters’ Warrants, we will have outstanding                  shares of Common Stock based on the number of shares outstanding as of          , 2022, all of which may be resold in the public market immediately without restriction, other than shares owned by our affiliates, which may be sold pursuant to Rule 144. However, the resale of an aggregate of          shares will be restricted as a result of lock-up agreements executed in conjunction with this offering, as described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus. Also, we intend to register all shares of Common Stock that we may issue under our equity compensation plans on a registration statement on Form S-8. Upon such registration, such shares can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Shares Eligible for Future Sale” section of this prospectus.

If you purchase shares of Common Stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our Common Stock will be substantially higher than the net tangible book value per share of our Common Stock. Therefore, if you purchase shares of our Common Stock in this offering, you will pay an initial public offering price per share that substantially exceeds our net tangible book value per share after this offering. Based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus (assuming a    -for-    reverse stock split), you will experience immediate dilution of $          per share, representing the difference between the assumed initial public offering price per share and our as adjusted pro forma net tangible book value per share of $          after giving effect to this offering. See “Dilution.” In addition, to the extent outstanding options and warrants are exercised, you will incur further dilution.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our Common Stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. If securities analysts do not commence coverage of us, the trading price of our Common Stock could decrease. Additionally, if one or more of the analysts covering our business downgrade their evaluations of our Common Stock, the price of our Common Stock could decline. If one or more of these analysts cease to cover our Common Stock, we could lose visibility in the market for our stock, which in turn could cause our Common Stock price to decline.

The price of our Common Stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Common Stock in this offering.

The offering price for the shares of our Common Stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our Common Stock following this offering. In addition, the market price of our Common Stock is likely to be highly volatile due to many factors, including:

•	our ability to successfully proceed to and conduct clinical trials;
•	results of clinical trials of our product candidates or those of our competitors;
•	the success of competitive products or technologies;
•	commencement or termination of collaborations;
•	regulatory or legal developments in the United States and other countries;
•	developments or disputes concerning patent applications, issued patents or other proprietary rights;
•	the recruitment or departure of key personnel;

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•	the level of expenses related to any of our product candidates or clinical development programs;
•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;
•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•	our inability to obtain or delays in obtaining adequate product supply for any approved product or inability at acceptable prices;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	significant lawsuits, including patent or stockholder litigation;
•	variations in our financial results or those of companies that are perceived to be similar to us;
•	changes in the structure of healthcare payment systems;
•	market conditions in the pharmaceutical and biotechnology sectors;
•	general economic, industry and market conditions; and
•	the other factors described in this “Risk Factors” section.

 An active trading market for our Common Stock may not develop and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our Common Stock. Although we intend to apply to list our Common Stock on Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our Common Stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Common Stock after this offering. In the absence of an active trading market for our Common Stock, investors may not be able to sell their Common Stock at or above the initial public offering price or at the time that they would like to sell. An inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to acquire other companies, products or technologies by using shares of our common stock as consideration.

We have broad discretion in the use of our cash, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the application of our cash, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our Common Stock to decline and delay the development of LP-10, LP-310 and any other product candidates that we may develop. Pending their use, we may invest our cash, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds.”

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies, including LP-10.

We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any of our product candidates, or grant licenses on terms unfavorable to us.

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We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company: (i) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; (iii) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and (iv) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can take advantage of an extended transition period and delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act. Investors may find our Common Stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may decline or become more volatile.

We will incur increased costs as a result of operating as a smaller reporting public company, and our management will be required to devote substantial time to new compliance initiatives.

As a smaller reporting public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”), we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our Common Stock will be your sole source of gain for the foreseeable future.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our strategy, future operations, future financial position, future revenue, projected expenses, prospects and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict, “project,” “seek,” “should,” “target,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about the following:

•	the initiation, timing, progress preclinical and clinical trials for other product candidates, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
•	the timing, scope or results of regulatory filings and approvals for our product candidates, including timing of final FDA marketing and other regulatory approval of LP-10;
•	our ability to achieve certain accelerated or “orphan drug” designations from the FDA;
•	our estimates regarding the potential market opportunity for LP-10 or any of our other product candidates;
•	our research and development programs for our product candidates;
•	our plans and ability to successfully develop and commercialize LP-10 or any of our other product candidates;
•	our ability to identify and develop new product candidates;
•	our ability to identify, recruit and retain key personnel;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	the implementation of our business model, strategic plans for our business, product candidates and technology;
•	the scalability and commercial viability of our proprietary manufacturing methods and processes;
•	the rate and degree of market acceptance and clinical utility of our product candidates and gene therapy, in general;
•	our competitive position;
•	our intellectual property position and our ability to protect and enforce our intellectual property;
•	our financial performance;
•	developments and projections relating to our competitors and our industry;
•	our ability to establish and maintain collaborations or obtain additional funding;
•	our expectations related to the use of proceeds from this offering;
•	our estimates regarding expenses, future revenue, capital requirements and needs for or ability to obtain additional financing;
•	the impact of laws and regulations;
•	our expectations regarding the time during which an emerging growth company under the JOBS Act; and
•	the impact that COVID-19 has had and will have on our industry, market, business and product candidates.

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Forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

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INDUSTRY AND MARKET DATA

We obtained the industry, statistical and market data in this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. In presenting this information, we have made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the potential markets for our product candidates. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, all of the information in this prospectus concerning our industry and the market in which we operate, including our market position, market opportunity, size and growth, may not take into account all of the effects that COVID-19 has had on such industry and market. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of          shares of our Common Stock in this offering will be approximately $         million (or $        million if the underwriters exercise in full their option to purchase additional shares of Common Stock), assuming no exercise of the Underwriters’ Warrants and an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the Underwriters’ Warrants, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.  Similarly, each 1.0 million increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $        million, assuming the assumed initial public offering price per share remains the same and assuming no exercise of the Underwriters’ Warrants, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

As of December 31, 2021, we had cash of approximately $1.7 million. We intend to use the net proceeds from this offering, together with our existing cash, as follows:

•	approximately $7 million for the advancement of the LP-10 clinical trials;
•	approximately $2 million for the development of pipeline drug product candidates, including LP-310;
•	approximately $1 million for formulation and discovery research and development; and
•	any remaining balance for general corporate purposes, including general and administrative expenses and working capital.

We believe that our current cash, along with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements into 2023; however, the expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates, including LP-10, through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates, as well as to establish commercial manufacturing capacity.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our preclinical and clinical trials and other development and commercialization efforts for LP-10 and our other product candidates, as well as the amount of cash used in our operations. Although we have no present intention or commitment to do so, we may use a portion of the net proceeds for the acquisition of, or investment in, technologies, intellectual property or businesses that complement our business.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will retain broad discretion over the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

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CAPITALIZATION

The following table sets forth our cash and our capitalization as of December 31, 2021:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all outstanding shares of our Series A Convertible Preferred Stock into an aggregate of 1,592,447 shares of our Common Stock, as if such conversion occurred on December 31, 2021, but does not give effect to the planned -for- reverse stock split which we intend to occur following the effective date of the registration statement of which this prospectus forms a part but prior to the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to our issuance and sale of shares of Common Stock in this offering at an assumed initial public offering price of $ per share (assuming a reverse stock split of -for- ), the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, and excluding any additional shares of Common Stock that may be issuable upon the exercise of the underwriters’ option to purchase additional shares or the exercise of the Underwriters’ Warrants.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this information together with our financial statements and the related notes thereto and the information set forth in the sections titled “Summary Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

As of December 31, 2021
(in thousands, except share and per share amounts)		Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash	$
Related party debt
Series A Convertible preferred stock, $0.0001 par value; 5,000,000 shares authorized, 1,592,447 shares issued and outstanding at December 31, 2021, no shares authorized, issued and outstanding pro forma or pro forma as adjusted	$
Stockholders’ equity:
Common Stock; $0.0001 par value; 20,000,000 shares authorized, 9,666,560 shares issued and outstanding at December 31, 2021, and 11,259,007 shares authorized, shares issued and outstanding pro forma, and shares authorized, shares issued and outstanding pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ (deficit) equity
Total capitalization	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (assuming a reverse stock split of -for- ), the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) cash, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The total number of shares of our Common Stock reflected in the discussion and tables above is based on 11,259,007 shares of our Common Stock outstanding as of December 31, 2021, and assumes no exercise of the underwriters’ over-allotment option

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and no exercise of any Underwriters’ Warrants, does not give effect to the planned    -for-    reverse stock split to be effected prior to the consummation of this offering, which number of outstanding shares excludes as of such date:

(1)	2,845,000 shares of Common Stock issuable upon exercise of outstanding options issued under the 2008 Plan at an exercise price of $0.50 per share and 2,415,000 shares of Common Stock issuable upon exercise of outstanding options issued under the 2020 Plan at exercise prices ranging from of $1.50 to $2.00 per share, having a weighted average exercise price of $1.89 per share; and

(2)	up to 359,984 shares of Common Stock issuable upon the exercise of warrants having an exercise price of $2.00 per share.

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DILUTION

If you invest in our shares of Common Stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Common Stock and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this offering and the pro forma as adjusted net tangible book value per share of Common Stock immediately after the completion of this offering.

As of December 31, 2021, our net tangible book value was approximately $    , or $      per share of Common Stock. Net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the total number of shares of our Common Stock outstanding as of December 31, 2021. Our net tangible book value calculation excludes intangible assets and deferred tax liability associated with intangible assets.

Our pro forma net tangible book value as of December 31, 2021 was $       , or $         per share, based on the total shares outstanding as of December 31, 2021, after giving effect to the conversion of all 1,592,447 shares of Series A Convertible Preferred Stock into 1,592,447 shares of Common Stock, which conversion will occur prior to the closing of this offering, but which does not give effect to the planned    -for-    reverse stock split to be effected prior to the consummation of this offering.

After giving effect to the sale of          shares of Common Stock in this offering at an assumed initial public offering price of $          per share (assuming a    -for-    reverse stock split), the midpoint of the price range set forth on the cover page of this prospectus, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise of the Underwriters’ Warrants, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2021 would have been $           million, or $          per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $       per share to our existing stockholders and an immediate dilution of $        per share to new investors participating in this offering.

The following table illustrates this dilution on a pro forma as adjusted per share basis as of December 31, 2021:

Assumed initial public offering price per share	$
Historical net tangible book value per share	$
Increase per share attributable to the pro forma adjustments described above	$
Pro forma net tangible book value per share	$
Increase attributable to this offering	$
Pro forma as adjusted net tangible book value per share immediately after this offering(1)	$
Dilution in pro forma net tangible book value per share to new investors in this offering(1)	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (assuming a -for- reverse stock split), the midpoint of the price range set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution per share to new investors participating in this offering by $ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no exercise of the underwriters’ over-allotment option and no exercise of the Underwriters’ Warrants, and after deducting underwriting discounts non-accountable expense allowance and estimated offering expenses payable by us. Similarly, each 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution per share to new investors participating in this offering by $ per share, assuming that the assumed initial public offering price remains the same and assuming no exercise of the underwriters’ over-allotment option and no exercise of the Underwriters’ Warrants, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to            additional shares of Common Stock to cover over-allotments, if any, the pro forma as adjusted net tangible book value per share after giving effect to this offering would be $        per share, representing an immediate increase (decrease) to existing stockholders of $           per share and immediate dilution to new investors participating in this offering of $      per share, assuming that the assumed initial public offering price remains the

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same and assuming no exercise of the Underwriters’ Warrants, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2021, the differences between the number of shares of Common Stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $           per share (assuming a    -for-    reverse stock split), the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing stockholders	11,259,007	%	$4,584,356	%		$0.41
New public investors
Total		100%		$100%	$

If the underwriters exercise their option to purchase additional shares in full, the number of shares of Common Stock held by existing stockholders will be reduced to         % of the total number of shares of Common Stock to be outstanding after this offering, and the number of shares of Common Stock held by investors participating in this offering will be further increased to           % of the total number of shares of Common Stock to be outstanding after this offering, based on all of the assumptions described above in this section.

To the extent any outstanding options to purchase Common Stock are exercised or to the extent that we issue new securities which result in the issuance of additional shares of Common Stock, new investors would experience further dilution.

The total number of shares of our Common Stock reflected in the discussion and tables above is based on 11,259,007 shares of our Common Stock outstanding as of December 31, 2021, assuming the conversion of all 1,592,447 shares of Series A Convertible Preferred Stock into 1,592,447 shares of Common Stock, which number does not take into account the exercise of the underwriters’ over-allotment option or any exercise of the Underwriters’ Warrants, does not give effect to the planned    -for-    reverse stock split to be effected prior to the consummation of this offering, and excludes as of such date:

(1)	2,845,000 shares of Common Stock issuable upon exercise of outstanding options issued under the 2008 Plan at an exercise price of $0.50 per share and 2,415,000 shares of Common Stock issuable upon exercise of outstanding options issued under the 2020 Plan at exercise prices ranging from of $1.50 to $2.00 per share, having a weighted average exercise price of $1.89 per share; and

(2)	up to 359,984 shares of Common Stock issuable upon the exercise of warrants having an exercise price of $2.00 per share.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Summary Selected Financial Data” and our financial statements and related notes appearing in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company focused on developing new drugs by reformulating the active agents in existing generic drugs and optimizing these reformulations for new applications. We believe that this strategy combines many of the cost efficiencies and risk abatements derived from using existing generic drugs with potential patent protections for our proprietary formulations; this strategy allows us to expedite, protect, and monetize our product candidates. Additionally, we maintain a therapeutic focus on diseases with significant, unaddressed morbidity and mortality where no approved drug therapy currently exists. We believe that this focus can potentially help reduce the cost, time and risk associated with obtaining marketing approval.

Consistent with our strategy, the initial indication that we are currently addressing (via development of our product candidate, which we have designated as LP-10) is HC, which is chronic, uncontrolled urinary blood loss that results from certain chemotherapies (such as alkylating agents) or pelvic radiation therapy (also called “radiation cystitis”). Many radiation cystitis patients experience severe morbidity (and in some cases, mortality), and currently, there is no therapy for their condition approved by the FDA, or, to our knowledge, any other regulatory body. LP-10 is the development-name of our reformulation of tacrolimus (an approved generic active agent) specifically optimized for topical deposition to the internal surface of the urinary bladder lumen using a proprietary drug delivery platform that we have developed and that we refer to as our Platform. We are developing LP-10 and our Platform to be, to our knowledge, the first drug candidate and drug delivery technology used to treat cancer survivors who acquire HC. We expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.

In a second program, we are developing a product candidate, which we have designated LP-310 and which employs a formulation similar to LP-10, for the treatment of OLP. OLP is a chronic, T-cell-mediated, autoimmune oral mucosal disease. Symptoms of OLP include painful burning sensations, bleeding and irritation with tooth brushing, painful, thickened patches on the tongue, and discomfort when speaking, chewing or swallowing. These symptoms frequently cause weight loss, nutritional deficiency, anxiety, depression, and scarring from erosive lesions. OLP can also be a precursor to cancer, predominately squamous cell carcinoma, with a malignant transformation rate of approximately one percent. LP-310 is the development name of our oral, liposomal formulation of tacrolimus (the same approved generic active agent in LP-10) specifically optimized for local delivery to oral mucosa. We have completed a pre-IND meeting with the FDA and intend to submit the full IND to the FDA for LP-310 in the second half of 2022.

Our Platform includes proprietary drug delivery technologies optimized for use with epithelial tissues that coat lumenal surfaces, such as the various tissues lining the mouth and esophagus and the tissues lining the bladder and urethra. Our LP-10 and LP-310 formulations are protected by an issued patent in the United States that extends the FDA’s Orange Book protection through 2035 as well as an issued patent in Australia extending protection through 2034. We have also submitted corresponding patent applications in Europe and Canada, which are in the examination process.

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Results of Operations

Comparison of the Fiscal Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended December 31, 2021 and 2020 (in thousands):

	Years ended
	December 31,		Increase
	2021	2020	(Decrease)
			(in thousands)
Revenue	$	962
Operating expenses:
Research and development (“R&D”)		976
General and administrative		43
Total operating expenses		1,019
Loss from operations		(57)
Interest income (expense)		(5)
Net loss	$	(62)

Grants and Other Revenue

We have not yet commercialized any products and we do not expect to generate revenue from sales of any product candidates for several years. For the years ended December 31, 2020 and 2021, we derived revenue from two series of grants awarded by the NIH on May 4, 2017 and September 19, 2018. We recognize revenue from these grants when the related costs are incurred and the right to payment is realized. As of December 31, 2021, we had received $       in grant awards and recognized as revenue, compared to a total of $630,293 recognized as revenue as of December 30, 2020. We expect to receive less than $100,000 from these grants in 2022.

Operating Expenses

Our operating expenses consist of (i) R&D expenses and (ii) general and administrative expenses.

Research and Development Expenses

R&D costs primarily consist of direct costs associated with consultants and materials, biologic storage, third party CRO costs and contract development and manufacturing expenses, salaries and other personnel-related expenses. R&D costs are expensed as incurred. More specifically, these costs include:

•	costs of funding research performed by third parties that conduct research and development and nonclinical and clinical activities on our behalf;
•	costs of manufacturing drug supply and drug product;
•	costs of conducting nonclinical studies and clinical trials of our product candidates;
•	consulting and professional fees related to research and development activities, including equity-based compensation to non-employees;
•	costs related to compliance with clinical regulatory requirements; and
•	employee-related expenses, including salaries, benefits and stock-based compensation expense for our research and development personnel.

Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data, such as information provided to us by our vendors, and analyzing the progress of our nonclinical and clinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any

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reporting period. Advance payments that we make for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. Such amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered.

We expect that our R&D expenses will increase substantially in connection with our clinical development activities for our LP-10 program. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of, or obtain regulatory approval for, any of our current or future product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the specific factors set forth in the section titled “Risk Factors.” If any events described in the applicable risk factors included in the section titled “Risk Factors” occur, then the costs and timing associated with the development of any of our product candidates could significantly change. We may never succeed in obtaining regulatory approval for, of commercialization of, LP-10 or any of our other product candidates.

The following table summarizes our R&D expenses for the years ended December 31, 2021 and 2020 (in thousands):

	Years ended
	December 31,		Increase
	2021	2020	(Decrease)
			(in thousands)
Direct R&D expenses for the LP-10 product candidate program:
Employee-related costs		$51
Outsourced R&D		212
Facility-related costs		28
Platform development, early-stage research and unallocated expenses:
Employee-related costs		351
Employee stock option expense		—
Outsourced R&D		150
Facility-related costs		184
Other R&D costs		—
Total research and development expenses		$976

R&D expenses [increased/decreased] by approximately $            from $976,000 for the year ended December 31, 2020 to $       for the year ended December 31, 2021. The [increase/decrease] in R&D expenses was primarily attributable to         .

General and Administrative Expenses

General and administrative expenses consist primarily of management and business consultants and other related costs, including stock-based compensation. General and administrative expenses also include board of directors’ expenses and professional fees for legal, patent, consulting, accounting, auditing, tax services and insurance costs.

General and administrative expenses were $ for the year ended December 31, 2021, compared to $43,000 for the year ended December 31, 2020. General and administrative expenses [increased/decreased] by approximately $         primarily due to         .  General and administrative expenses were primarily personnel, insurance, accounting, legal, and allocated facility costs.

We expect that our general and administrative expenses will increase as our organization and headcount needed in the future grows to support continued R&D activities and potential commercialization of our product candidates. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses. Additionally, we expect to incur increased expenses associated with being a public company, including costs of additional personnel, accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.

Interest Income (Expense)

Other income (expense) primarily includes (i) cash interest income and (ii) non-cash interest expense in connection with the Chancellor Notes. The Chancellor Notes have an aggregate face value of $75,000.

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Liquidity and Capital Resources

Sources of Liquidity

We have not yet commercialized any products, and we do not expect to generate revenue from sales of any product candidates for several years. Cash and cash equivalents totaled $0.7 million as of December 31, 2020 and $         as of December 31, 2021. We consider all highly liquid investments with maturities of 90 days or less when purchased to be cash equivalents.

We have incurred operating losses and experienced negative operating cash flows, and we anticipate that we will continue to incur losses for at least the foreseeable future. Our net loss totaled $61,656 for the year ended December 31, 2020 and $        for the year ended December 31, 2021. As of December 31, 2020 and December 31, 2021, we had an accumulated deficit of $1,241,714 and $          , respectively.

Historically, we have financed our operations through a combination of grants received from the U.S. government as well as equity financing. Through December 31, 2021, we had received an aggregate of $         million from such government grants and we had received aggregate gross proceeds of $          from equity sales, including aggregate gross proceeds of $1.0 million from the sale of our Series A Convertible Preferred Stock and $2.9 million from the sale of our Common Stock in private placements.

Cash Flows

The following table provides information regarding our cash flows for each of the periods presented (in thousands):

	Years ended
	December 31,
	2021	2020

Net cash (used) provided in operating activities		$(28)
Net cash (used) provided in financing activities		609
Net (decrease) increase in cash and cash equivalents		$581

Net Cash Provided by Operating Activities

Net cash used in operating activities for the year ended December 31, 2020 was $28,000. Cash used in operating activities was due to the use of funds in connection with our operations, resulting in a net loss of $62,000, offset by $58,000 in non-cash stock option expense, $(33,000) in fluctuation in operating assets and liabilities, and $9,000 in other non-cash expenses.

Net cash used in operating activities for the year ended December 31, 2021 was $        . Cash used in operating activities was due to the use of funds in connection with our operations, resulting in a net loss of $ [offset/adjusted] by $          .

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the years ended December 31, 2021 and 2020 was $   and $607,000, respectively, resulting primarily from proceeds received from the issuance and sale of our equity, net of issuance costs.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing R&D activities, particularly as we continue R&D, advance clinical trials of LP-10 and advance the preclinical development of our other programs, including LP-310. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations and capital expenses into 2023. However, we have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements

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will depend on, and could increase significantly as a result of, many factors, including, but not limited to, those listed above in “— Results of Operations — Operating Expenses — Research and Development Expenses”.

Going Concern

The financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. We have generated losses from operations since inception. The Company expects operating losses to continue in the foreseeable future because of additional costs and expenses related to research and development activities, plans to expand its product portfolio, and increase its market share. The Company’s ability to transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support its cost structure. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

Based on current operating levels, the Company will need to continue to raise additional funds upon the completion of this offering. Management of the Company intends to raise additional funds through the issuance of equity securities or debt. There can be no assurance that such financing will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules.

Contractual Obligations

We did not have during the years ended December 31, 2021 or 2020, and we do not currently have, any material contractual obligations, such as license agreements or similar arrangements, other than as described below. Refer to Note 13 “Commitments and Contingencies” in our financial statements for the fiscal years ended December 31, 2021 and 2020 included elsewhere in this prospectus for further details.

Lease Agreement

We are party to a lease agreement, dated June 1, 2019, with Bridgeway Development Corporation, as amended, for the lease of 2,690 square feet of office and lab and manufacturing space in Pittsburg, Pennsylvania. The current lease term expires on May 31, 2024 and we have the right to exercise a one-time option to extend the term of the lease for an additional five-year term. The annual base rent under the lease is approximately $66,000.

Service Agreements

We enter into service agreements in the normal course of business with CROs and for clinical trials, preclinical research studies and testing, manufacturing, and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of December 31, 2021, we did not expect to cancel these agreements, and the aggregate amounts paid pursuant to these agreements was approximately $ , compared to approximately $700,000 as of December 31, 2020.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and

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annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will be required to make our first assessment of our internal control over financial reporting and to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules).

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “Prospectus Summary — Implications of Being an Emerging Growth and Smaller Reporting Company.”

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reported periods. We base our estimates on historical experience, known trends and events, and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our accounting policies are described in more detail in the notes to our financial statements included in this prospectus, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates. See Note 3 to our audited financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Accrued Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued third-party R&D expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued R&D expenses include the costs incurred for services performed by our vendors in connection with R&D activities for which we have not yet been invoiced.

We base our expenses related to R&D activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct R&D activities on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the R&D expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future R&D activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts incurred.

Stock-Based Compensation

We measure stock-based compensation based on the grant date fair value of the stock-based awards and recognize stock-based compensation expense on a straight-line basis over the requisite service period of the awards, which is generally the vesting period of the respective award. For non-employee awards, compensation expense is recognized as the services are provided,

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which is generally ratably over the vesting period. We account for forfeitures as they occur. On January 1, 2018, we adopted, using the modified retroactive approach, the guidance of Accounting Standard Update 2018-07, Compensation — Stock Compensation (Topic 718) — Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), and account for awards to non-employees using the grant date fair value without subsequent periodic remeasurement. The adoption of ASU 2018-07 did not have a material effect on our financial statements.

We classify stock-based compensation expense in our statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified. In future periods, we expect stock-based compensation expense to increase, due in part to our existing unrecognized stock-based compensation expense and as we grant additional stock-based awards to continue to attract and retain our employees.

We determine the fair value of restricted common stock awards granted based on the fair value of our Common Stock. We have historically determined the fair value of the underlying Common Stock based on input from management and the board of directors and the Company’s enterprise value determined utilizing various methods, including the “back-solve” method. The total enterprise value, determined from the back-solve method, is historically then allocated to the various outstanding equity instruments, including the underlying Common Stock, utilizing the option pricing method (“OPM”) or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. As there is currently no public market for our Common Stock, we have historically determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies. We expect to continue estimating expected volatility based on the group of guideline companies until we have adequate historical data regarding the volatility of our own traded stock price. The expected term of our stock options granted to employees and non-employees has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. We have not paid, and do not anticipate paying, dividends on our Common Stock; therefore, the expected dividend yield is assumed to be zero.

As there has been no public market for our Common Stock to date, historically, the estimated fair value of our Common Stock has been approved by our board of directors, with input from management, as of the date of each award grant, considering our most recently available independent third-party valuations of our Common Stock and any additional objective and subjective factors that we believed were relevant and which may have changed from the date of the most recent valuation through the date of each award grant. We estimated the value of our equity using the market approach and a precedent transaction method which “back-solves” the equity value that yields a specific value for our Series A Preferred Stock. We allocated the equity value to our Common Stock and shares of our Series A Preferred Stock using either an OPM or a hybrid method, which is a hybrid between the OPM and the PWERM. The hybrid method we have historically utilized estimates the probability-weighted value across multiple scenarios but uses the OPM to estimate the allocation of value within at least one of the scenarios. In addition to the OPM, the hybrid method considers an initial public offering (“IPO”) scenario in which the shares of our Series A Preferred Stock are assumed to convert to Common Stock. The future value of the Common Stock in the IPO scenario is discounted back to the valuation date at an appropriate risk adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability weighted to arrive at an indication of value for our Common Stock.

In addition to considering the results of the valuations, management considered various objective and subjective factors to determine the fair value of our Common Stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices of our Series A Preferred Stock sold to or exchanged between outside investors in arm’s length transactions, if any, and the rights, preferences and privileges of our Series A Preferred Stock as compared to those of our Common Stock, including the liquidation preferences of our Series A Preferred Stock;

•	the progress of our R&D efforts, including the status of preclinical studies;

•	the lack of liquidity of our equity as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

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•	the achievement of enterprise milestones;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the likelihood of achieving a liquidity event for the holders of our Series A Preferred Stock and Common Stock, such as an IPO, or a sale of our company, given prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, the stage of development of our programs, the timing of a potential IPO or other liquidity event and the determination of the appropriate valuation methodology at each valuation date. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. Assuming that the completion of this offering occurs and our Common Stock is listed on Nasdaq, the fair value of our Common Stock will be determined based on the market price of our Common Stock on Nasdaq.

The following table sets forth by grant date, with respect to stock options granted during the years ended December 31, 2021 and December 30, 2020, the (i) number of shares of our Common Stock issuable upon exercise of such stock options, (ii) per share exercise price of such options and (iii) estimated fair value per share of our Common Stock on each such date. We did not grant any shares of restricted Common Stock during this period.

Grant date	Number of shares of Common Stock issuable upon exercise of stock options granted	Exercise price per share of Common Stock	Estimated fair value per share of Common Stock at grant date
05/18/20	600,000	$1.50	$1.50
03/01/21	170,000	$2.00	$1.50
03/31/21	745,000	$2.00	$1.50
09/03/21	900,000	$2.00	$1.50

The per share values at each such grant date, which we applied to determine the per share estimated fair value of the respective awards for accounting purposes, were based upon the determination by our board of directors of the fair value of our Common Stock as of each grant date.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

In addition, as an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include, among other things:

•	reduced disclosure about the compensation paid to our executive officers;
•	not being required to submit to our stockholders’ advisory votes on executive compensation or golden parachute arrangements;
•	an exemption from the auditor attestation requirement in the pursuant to the Sarbanes-Oxley Act of 2002; and
•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation.

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We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of

•	the last day of the fiscal year on which we have $1.07 billion or more in annual revenue,
•	the date on which we become a “large accelerated filer” (i.e., as of our fiscal year end, the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30),
•	the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period, or

•	the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.

We may choose to take advantage of some but not all of these exemptions.

Recent Accounting Pronouncements

We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed in Note 3 to our audited financial statements included in this prospectus, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.

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BUSINESS

Overview

We are a clinical-stage biotechnology company focused on developing new drugs by reformulating the active agents in existing generic drugs and optimizing these reformulations for new applications. We believe that this strategy combines many of the cost efficiencies and risk abatements derived from using existing generic drugs with potential patent protections for our proprietary formulations; this strategy allows us to expedite, protect, and monetize our product candidates. Additionally, we maintain a therapeutic focus on diseases with significant, unaddressed morbidity and mortality where no approved drug therapy currently exists. We believe that this focus can potentially help reduce the cost, time and risk associated with obtaining marketing approval.

Consistent with our strategy, the initial indication that we are currently addressing (via development of our product candidate, LP-10) is “hemorrhagic cystitis,” which is chronic, uncontrolled urinary blood loss that results from certain chemotherapies (such as alkylating agents) or pelvic radiation therapy (also called “radiation cystitis”). Many radiation cystitis patients experience severe morbidity (and in some cases, mortality), and currently, there is no therapy for their condition approved by the FDA, or, to our knowledge, any other regulatory body. LP-10 is the development-name of our reformulation of tacrolimus (an approved generic active agent) specifically optimized for topical deposition to the internal surface of the urinary bladder lumen using a proprietary drug delivery platform that we have developed and that we refer to as our Platform. We are developing LP-10 and our Platform to be, to our knowledge, the first drug candidate and drug delivery technology used to treat cancer survivors who acquire HC. We expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.

In a second program, we are developing another product candidate, LP-310, which employs a formulation similar to LP-10 and is intended to treat OLP. OLP is a chronic, T-cell-mediated, autoimmune oral mucosal disease. Symptoms of OLP include painful burning sensations, bleeding and irritation with tooth brushing, painful, thickened patches on the tongue, and discomfort when speaking, chewing or swallowing. These symptoms frequently cause weight loss, nutritional deficiency, anxiety, depression, and scarring from erosive lesions. OLP can also be a precursor to cancer, predominately squamous cell carcinoma, with a malignant transformation rate of approximately one percent. LP-310 is the development name of oral, liposomal formulation of tacrolimus (the same approved generic active agent in LP-10) specifically optimized for local delivery to oral mucosa. We have completed a pre-IND meeting with the FDA and intend to submit the full IND to the FDA for LP-310 in the second half of 2022.

Our Platform includes proprietary drug delivery technologies optimized for use with epithelial tissues that coat lumenal surfaces, such as the various tissues lining the mouth and esophagus and the tissues lining the bladder and urethra. Our LP-10 and LP-310 formulations are protected by an issued patent in the United States that extends the FDA’s Orange Book protection through 2035 as well as an issued patent in Australia extending protection through 2034. We have also submitted corresponding patent applications in Europe and Canada, which are in the examination process.

Our Background

We are a pharmaceutical company with a strategy to reformulate existing generics into proprietary new drug products. We have developed a proprietary drug delivery platform (our Platform) that optimizes drug delivery to mucosal membranes. We are using the Platform initially to address a significant morbidity associated with increased cancer survivorship. Our initial product candidate, LP-10, is relevant for the approximately one million cancer survivors in the U.S. today who have had pelvic radiation therapy.

Our product development strategy involves combining intellectual property protection for novel formulations and indications for approved active pharmaceutical ingredients (“APIs”) with regulatory efficiencies provided by obtaining FDA designations that make our product candidates eligible for certain incentives that expedite development and review. This product development strategy is usually significantly more capital efficient than traditional discovery of a new chemical entity because the safety and mechanisms of the APIs are better understood and established. In the United States, approvals of API products are said to follow the “505(b)(2) regulatory pathway,” which refers to requests for marketing approval from the FDA upon submission of an abbreviated NDA (“aNDA”) pursuant to 21 U.S. C. § 355 (Section 505 of the Federal Food, Drug, and Cosmetic Act (the “FDCA”)), which permits us to rely on existing R&D data pertaining to the generic active ingredient.

One of our product candidates, LP-10, has entered an open-label, dose-escalation trial in moderate to severe HC patients, which is intended to demonstrate proof-of-concept in humans. HC affects the urothelial tissue that lines the luminal surface of the urinary bladder and is caused by either systemic chemotherapy and/or pelvic radiation therapy, which is responsible for the development

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of chronic, often permanent tissue damage. LP-10 is an intravesical formulation utilizing our Platform to deliver lipid-dissolved tacrolimus directly to the patients’ damaged urothelium. Our formulation of LP-10 employs technology that reduces the risk of systemic exposure while also permitting high local drug concentrations. Preclinical studies evaluating the delivery of LP-10 via our Platform have been completed and have demonstrated successful reduction of both chemotherapy-induced and radiation-induced bladder inflammation and damage. Another one of our product candidates, LP-310, is an oral formulation of LP-10 (which is an intravesical formulation), and we plan to investigate the oral LP-310 formulation for the treatment of OLP. We have recently communicated with the FDA regarding the requirements for commencing a clinical trial, and we currently plan to meet these requirements by the end of 2022.

Our Strengths

We believe we are uniquely positioned to employ liposome technology in the development of intravesical treatments for urinary bladder indications due, in part, to our particular strengths, including:

•	our proprietary Platform, which we believe will allow us to develop a pipeline of products to treat urinary bladder diseases as well as diseases of other body cavities;
•	our efficient clinical development strategy involves repurposing of existing therapeutics for new proprietary indications and formulations;
•	our clinical programs, which are designed to qualify, and take advantage of, accelerated regulatory approval pathways and designations that provide marketing exclusivity;
•	take advantage of product exclusivity through patent protection of our novel formulations and indications for use;
•	our product candidate, LP-10, which is being developed to address HC in accordance with our capital-efficient strategy via:
o	the “505(b)(2) regulatory pathway” strategy, which refers to requests for marketing approval from the FDA upon submission of an aNDA pursuant to Section 505 of the FDCA and permits us to rely on existing data pertaining to the generic active ingredient;
o	a known mechanism of action being combined with a new drug delivery method (our Platform) and a new site of delivery; and
o	our receipt of FDA “orphan drug” designation covering LP-10;
•	our in-house manufacturing pilot plant (our Facility), which positions us to maximize scalability, quality and reliability, and permits us to better develop and maintain our trade secrets;
•	our experienced scientific team, which has expertise in urology and liposomal drug development; and
•	our management team, which has a track record in clinical development of local therapeutics for urinary bladder indications.

Our Financing History

We were incorporated in the State of Delaware on February 16, 2005. On May 26, 2005, we received approximately $20,000 in consideration for the issuance of 5,000,003 shares of Common Stock to our founders. Subsequently, we received (i) $100,000 in consideration for the issuance of 200,000 shares of Common Stock to two individual investors, (ii) $33,334 upon the exercise by employees of an aggregate of 66,667 stock options, (iii) $3,599,838 in connection with the issuance to investors of 2,399,892 shares of Common Stock and warrants exercisable for up to 359,984 shares of Common Stock, and (iv) approximately $955,468 in consideration for the issuance to investors of an aggregate of 1,592,447 shares of Series A Preferred Stock.

In August 2009 and January 2015, we issued an aggregate of $100,000 in promissory notes to our co-founder, Dr. Chancellor, of which an aggregate face value of approximately $75,000 are currently outstanding. We and Dr. Chancellor intend for the Chancellor Notes to be exchanged for an aggregate of shares of Common Stock in connection with the consummation of this offering.

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Since our inception, we have received approximately $10 million in a series of grants from the U.S. Department of Health and Human Services, the NIH and the U.S. Department of Defense, including two series of grants awarded by the NIH on May 4, 2017 and September 19, 2018 totaling approximately $2.24 million; both series of grants have been renewed for 2022, however we expect to receive less than $100,000 from such grants in 2022.

Our principal executive offices are located at 7800 Susquehanna Street, Suite 505, Pittsburgh, PA 15208, and our telephone number is (412) 894-1853.

Our Strategy

We are, to our knowledge, currently developing the first drug candidate and proprietary drug delivery platform for treating cancer survivors who acquire HC and we intend to apply our proprietary drug delivery technology to the oral mucosa for the treatment of OLP. Our development programs are designed to address opportunities for capital efficient drug discovery and development, especially research programs that reposition existing therapeutics for new indications that exploit new formulations. The key elements of the strategy that we are employing to achieve our goals are:

•	Advance the development of our lead product candidate, LP-10, to treat HC patients. We designed LP-10 as a differentiated therapy for the treatment of cancer survivors with HC risks. We believe that LP-10 is an effective therapy against HC by exploiting the known irreversible local vasoconstriction of tacrolimus and taking advantage of tacrolimus’ well-known anti-inflammatory properties. Our Platform permits a relatively high local drug concentration while also avoiding potential systemic toxicity. LP-10 is currently in a phase 2a open-label, dose-escalation clinical trial for patients experiencing moderate to severe HC, which is intended to demonstrate proof-of-concept in humans. Based on the preclinical profile, we believe LP-10 has the potential to deliver meaningful clinical benefits over the currently available standard of care.

•	Leverage our differentiated research and discovery approach to expand our product candidate pipeline. We expect to maintain a pipeline of additional product candidates, including LP-310, consistent with our strategy of developing proprietary 505(b)(2) regulatory pathway assets to address highly morbid indications where no adequate treatment(s) exists. We believe that our drug design approach, which involves proprietary repositioning of existing therapeutics (i.e., development of new applications using existing, approved active agents), integrated with our Platform, allows us to efficiently design and validate novel product candidates that target inflammatory conditions of mucosal membranes.

•	Maximize the clinical impact and value of our pipeline by relying on the 505(b)(2) regulatory pathway and, accordingly, deliver value to the stockholders. We believe the targeted nature of our research and discovery approach allows for efficient and focused clinical development. We intend to continue to build a lean, experienced team to rapidly advance product candidates in a capital-efficient manner. We intend to retain the commercialization rights to product candidates; however, we may opportunistically enter into strategic collaborations in certain geographic or clinical settings to maximize the value of our product pipeline.

•	Continue to seek new therapies for rare diseases that can be evaluated with relatively small clinical trials, with an intent to minimize clinical development costs. Rare diseases that present severe morbidity and mortality are potentially eligible for accelerated regulatory approval pathways, such as the FDA’s “orphan drug” designation and designations under one or more of the FDA’s expedited development and review programs, which are associated with significantly lower development costs to obtain marketing approval for promising drug candidates.

Our product development strategy involves combining intellectual property protection for novel formulations and indications for approved active pharmaceutical ingredients (“API”) with regulatory efficiencies provided by obtaining FDA designations that make our product candidates eligible for certain incentives that expedite development and review. We believe that this product development strategy is significantly more capital efficient compared to traditional discovery of a new chemical entity because the safety and mechanisms of the APIs are better understood and established. In the United States, approval of API products is said to follow the “505(b)(2) regulatory pathway”, which refers to requests for marketing approval from the FDA upon submission of an aNDA pursuant to 21 U.S. C. § 355 (Section 505 of the FDCA); which permits us to rely on existing R&D data pertaining to the generic active ingredient.

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LP-10 and the Treatment of Hemorrhagic Cystitis

LP-10 is currently in a phase 2a clinical trial. LP-10 uses intravesical vasoconstrictive and ant-inflammatory drug therapy to treat HC, a rare and severe consequence of cancer therapy for which there is currently no approved treatment. HC affects the bladder lining and is caused by the protein-cross-linking effects of chemotherapy as well as longer-term effects from radiation-induced damage to urothelial tissue. In HC patients, the urothelial damage results in significant urinary bleeding, inducing the need for blood transfusions. Those cancer patients who acquire HC suffer from pain and discomfort that accompanies their bleeding. Based on information from the American Cancer Society as well as published reports on the incidence of HC resulting from either chemo or radiation therapy, we believe there are approximately 72,000 patients in the United States who suffer from a severe form of radiation-induced HC and approximately 60,000 patients with systemic chemotherapy-induced HC. We received “orphan drug” designation from the FDA for the use of tacrolimus (including LP-10) for the treatment of HC.

We believe our approach of using metastable liposomal tacrolimus as a treatment for HC (not yet approved by the FDA) is novel. To date, we are not aware of any other liposomal products developed for clinical urinary bladder instillation. The current standard of care for HC patients is limited to measures such as irrigation and cauterization, which seek to reduce or halt the urinary bleeding of HC but often do not work effectively. There is no approved treatment for HC, and there are currently no other drug treatments for HC in clinical development of which we are aware. LP-10 is designed to be an acute treatment for HC that can be administered via urinary catheter either at a hospital or doctor’s office within 30 minutes and can be repeated daily for a total of four instillations in the same number of days. LP-10 seeks to treat HC via two mechanisms: high local vasoconstriction and longer-term anti-inflammation.

On December 23, 2019, we received IND approval from the FDA for LP-10, including approval for LP-10’s proposed clinical protocol, and central investigational review board (“IRB”) approval of our IND-approved clinical protocol, as well as approval for the investigator’s brochure and patient’s informed consent associated with LP-10. From 2020 to 2022, we have signed clinical trial agreements in connection with eight planned clinical sites to conduct a dose-escalation, phase 2a clinical trial. We have commenced patient recruitment for the dose-escalation trial, and, upon its completion, we intend to schedule a follow-on phase 2/3 placebo-controlled trial, for which we plan to apply for FDA accelerated approval pathways, including FDA Breakthrough Therapy designation and the design of a pivotal phase 3 clinical trial. If successful, we believe the results of an LP-10 phase 3 trial could support the submission of an NDA for LP-10 to the FDA through the 505(b)(2) regulatory pathway and a Marketing Authorization Application (“MAA”) to the EMA in Europe.

Background on Hemorrhagic Cystitis

HC is characterized by the presence of sustained hematuria and lower urinary tract symptoms in the absence of active tumor and other conditions or infections that cause excessive bleeding, (Gorzynska et al. 2005). Urologic adverse events caused by HC include frequency, dysuria, urgency, nocturia, suprapubic pain, bladder infection, fatigue, and both microscopic and gross hematuria.

Bleeding from HC ranges from non-visible (or microscopic) hematuria to gross (visible) hematuria with clots (Decker et al. 2009). Moderately severe cases of HC involve massive bleeding and clot formation. Severe HC is a challenging condition to treat and may give rise to serious complications, leading to prolonged hospitalization and/or mortality (Decker et al. 2009; Mukhtar and Woodhouse 2010) and HC cases resulting from chemotherapy are reported to have a mortality rate approaching 4% (Rastinehad et al. 2007). Even mild cases of HC can cause disabling symptoms (e.g., frequency, urgency and pelvic pain, often localized to the bladder or urethra) (Payne et al. 2013). A standardized grading system (Droller et al. 1982) to classify the severity of HC has been proposed, which is shown in Figure 1 below:

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HC can be classified as early- or late-onset (Zwaans et al. 2016). HC can also develop weeks to months after treatment in 20%–25% of patients who receive high doses of cyclophosphamide. The effects of radiation-induced HC may be acute or delayed, occurring long after radiation treatment has ended, from two months to 15 years later (Zwaans et al. 2018; Manikandan et al. 2010).

Prevalence

At the suggestion of the FDA’s Office of Orphan Products Development, we have measured annual cyclophosphamide and ifosphamide use in a large commercial database and inferred the upper range of consequential HC to potentially reach 60,000 new cases per year. HC resulting from pelvic radiation therapy (occurring in the prostate, rectum and uterine corpus) is less common than HC resulting from chemotherapy and is believed to be proportional to the incidence of the “primary neoplasia” (the original malignancy). According to the American Cancer Society, there are 174,650 new cases of prostate cancer in the U.S. each year, 78,500 new cases of rectum and colon cancer in the U.S. each year, and 61,880 cases new cases of uterine corpus cancer in the U.S. each year. The U.S. prevalence of HC ranges from approximately 100,000 to 200,000 cases per year.

Existing Treatment Options

There is currently no standard therapy available for patients with HC, and there are no guidelines available on how HC should be optimally managed. Current HC treatments are regarded as ineffective, risky, or both. Such treatments include general medical management (e.g., estrogens, pentosan-polysulfate, and hyperbaric oxygen), instillation therapy (e.g., aminocaproic-acid, alum, silver-nitrate, formalin, and fibrin glue), embolization and surgery (e.g., coagulation and cystectomy). The moderately severe cases of HC involve massive bleeding as well as clot formations that require evacuation. The most severe cases require surgical intervention (e.g., urinary diversion or cystectomy) (Sant 2002; Perez-Brayfield and Kirsch 2009). In addition, we believe current treatments pose significant patient risk: interventional fulguration of bleeding sites rarely works and exposes sick, frail patients to surgical risks; treatment with aminocaprotic acid often leads to dangerous clots; treatment with silver nitrate can cause bladder perforation or kidney failure; and treatment with formalin significantly reduces bladder functionality and causes excruciating pain (Vicente, Rios et al. 1990).

Hyperbaric oxygen treatments for HC may decrease and prevent the risk of bleeding but cannot treat ongoing bleeding, in part because therapy takes up to 40 sessions over a period of two to three months. Cystectomy causes significant morbidity and is generally an option of last resort; in some cases where cystectomy is conducted, old and/or frail patients can bleed to death. There are no other products in development of which we are aware that are indicated for the treatment of HC. Should LP-10 ultimately receive FDA market approval, we believe it will address this unmet medical need and provide a benefit over existing products while fitting into the existing treatment algorithm as a treatment for refractory HC (see Figure 2 below).

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LP-10’s Mechanisms of Action

LP-10’s API tacrolimus has been approved by the FDA for systemic use for inhibiting transplant rejection and as topical ointment for moderate to severe atopic dermatitis. Tacrolimus acts by inhibition of IL-2-dependent T-cell activation and has a direct inhibitory effect on cell-mediated immunity (Kino et al., 1987; Tamura et al., 2002). Tacrolimus prolongs the survival of the host and transplanted graft in animal transplant models of liver, kidney, heart, bone marrow, small bowel and pancreas, lung and trachea, skin, cornea, and limb. In animals, tacrolimus has been demonstrated to suppress some humoral immunity and, to a greater extent, cell-mediated reactions such as allograft rejection, delayed type hypersensitivity, collagen-induced arthritis, experimental allergic encephalomyelitis, and graft versus host disease. Tacrolimus inhibits T-lymphocyte activation, though the exact mechanism is not known. Experimental evidence suggests that tacrolimus binds to an intracellular protein, FKBP-12. A complex of tacrolimus-FKBP-12, calcium, calmodulin, and calcineurin is formed and the phosphatase activity of calcineurin is inhibited. This effect may prevent the dephosphorylation and translocation of the nuclear factor of activated T-cells, a nuclear component thought to initiate gene transcription for the formation of lymphokines (such as interleukin-2, gamma interferon). The net result is the inhibition of T-lymphocyte activation (i.e., immunosuppression).

The urothelium is the primary site of tissue damage in the general pathophysiology of cystitis (Erdogan et al. 2002). Recent studies have highlighted the overexpression of genes related to immune and inflammatory responses, including activation of CD4+ T-helper type-1-related chemokines in general cystitis (Trompeter et al. 2002; Almawi and Melemedjian 2000). Expression of chemokines precedes infiltration of immune cells and elevation of chemokines is an established signature of the inflammatory phenotype in bladder pain. Many of the symptoms of HC are related to inflammation of urothelial tissues. We believe that our application of the liposomal tacrolimus has a two-fold effect: tacrolimus inhibits calcineurin and the related response, and tacrolimus causes acute arteriole vasoconstriction to suppress HC (see Figure 2 above).

Non-Clinical Study Results Involving Intravesical Tacrolimus

The following is a summary of non-clinical studies that were sponsored by the Company or conducted in collaboration with Company scientists:

Effect of intravesical-tacrolimus on chemotherapy-induced HC

In September 2010, the effect of intravesical-tacrolimus was examined in a rat model for chemotherapy-induced, intraperitoneal injection of cyclophosphamide (200 mg/kg; ip) HC. This study demonstrated that cyclophosphamide-induced hyperactivity (i.e., decrease in inter-contraction interval) was suppressed in rats with intravesical LP-10 treatment but not in the rat groups left untreated (sham) or treated with empty liposomes (vehicle control) (Chuang et al. 2010). This result indicates that liposomal tacrolimus may mitigate cyclophosphamide injury in an animal model (Neurology and Urodynamics 30:421-427 (2011)).

Effect of intravesical-tacrolimus on radiation-induced HC

In October 2012, the efficacy of intravesical-tacrolimus was also examined in a rat model for radiation-induced HC. A 40 Gy radiation dose induced statistically significant reductions in the intermicturition interval recorded during metabolic urination patterns. Irradiated rats were randomly assigned to receive a single instillation of saline or intravesical-tacrolimus. Intravesical-tacrolimus increased the post-irradiation intermicturition intervals (p <0.001). Rat bladders that were harvested six weeks after the 40 Gy irradiation doses and two weeks after saline instillation showed edematous changes accompanying infiltration of inflammatory cells and hyperplastic urothelial changes. In contrast, bladder from group treated with intravesical-tacrolimus shows minimal edematous change, consistent with the hypothesis that the intravesical-tacrolimus had an anti-inflammatory effect (J. of Urology 194, 578-584 (2015)).

Pharmacokinetics of Sphingomyelin Formulated Tacrolimus

A 2013 study examined levels of tacrolimus in blood, urine and bladder tissue following a single dose of liposome formulated tacrolimus instilled in the bladder of rats under anesthesia as compared to tacrolimus instilled intravesically or injected intraperitoneally in other rat groups. The tacrolimus dose was constant in all formulations at 200g/ml. At different times, blood, urine and bladder samples were collected. Tacrolimus levels in samples were analyzed using microparticle enzyme immunoassay. The area under curve (“AUC”) of liposome tacrolimus in serum at 0 to 24 hours was significantly lower than that of tacrolimus instillation or injection. Non-compartmental pharmacokinetic data analysis revealed maximum concentration of liposomal tacrolimus and tacrolimus in blood and urine at one and at two hours, respectively. Urine AUC (0–24 hours) after intravesical administration was significantly higher than in the intraperitoneal group (p < 0.05). Bladder tacrolimus AUC

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(0–24 hours) did not differ significantly between the groups. Single dose pharmacokinetics revealed that bladder instillation of liposome tacrolimus significantly decreased systemic exposure to instilled tacrolimus. This appears to indicate that a reduction in systemic exposure helps to limit the potential side effects of the tacrolimus by concentrating the dose to only one organ (J. of Urology Vol. 189, 1553-1558 (2013)).

LP-10 Toxicology Studies

In 2018, we completed chronic toxicology studies in rats and dogs, which were the two species of animals that we agreed to study in the course of our pre-IND communications with the FDA. The completion of such studies is normally required prior to requesting IND approval. The in-life phase of the toxicology rat study was performed between February and March 2018 and the in-life phase of the dog toxicology study was performed in March 2018. Such studies were company-sponsored and conducted by qualified vendors specializing in good laboratory practice in-vivo toxicology studies. The animals in such 2018 studies were assessed for morbidity, mortality, clinical observations and weekly body weight. Full sets of standard tissues, including urinary tract tissues, were collected and weighed and histopathology evaluations were conducted from all such animals. The studies concluded that no significant local and systemic toxicity resulted from the administration of LP-10 by intravesical installation in either rats or dogs.

Our Addressable Market

We believe that LP-10 is relevant for the approximately one million cancer survivors in the United States today who have had pelvic radiation therapy and are at risk for HC. Based on the managed care database study that we sponsored in 2012 as part of our approved request for FDA “orphan drug” designation of tacrolimus for HC (which was conducted by Thompson Reuters), approximately 72,000 of these patients experience severe chronic bladder bleeding that is often fatal. LP-10 has been developed to address this form of bleeding, as well as bladder bleeding associated with breast cancer patients who are taking systemic cyclophosphamide or ifosfamide, leading to chemotherapy-related cystitis experienced by 60,000 patients annually in the United States, inferring a total demand in significant excess of 120,000 patients. Our potential international markets may yield comparable revenues in the aggregate.

We estimate our revenue for LP-10 to be approximately $20,000 annually per patient domestically. This estimate is based on costs of hyperbaric oxygen (“HBO”) therapy, which is an option for patients with mild cases. HBO therapy can cost approximately $15,000 for a course of 30 sessions. Our pricing estimate also includes the potential to significantly reduce direct medical expenditures, especially for severe cases. We estimate the ability to obtain such revenue on approximately 60,000 patients annually in the U.S. market. Based on these estimations, this could potentially result in our receipt of approximately $1.2 billion in gross revenues annually. Figure 3 below is intended to display such potential source of revenue based on the estimated number of patients that could benefit from LP-10 annually:

Our Lead Drug Candidate and Pipeline

Five fundamental aspects of our LP-10 drug candidate make it an excellent fit for our strategy (see Figure 4 below). First, our API has a well-known mechanism of action. Second, published animal experiments, which are described above, demonstrate significant efficacy in our intended indication and route of administration. Third, we are fortunate to have had a successful human experience with intravesical tacrolimus (Dave et. al. Int Urol Nephrol 2015). Fourth, we believe we can take advantage of accelerated regulatory approval pathways for LP-10; we have already received “orphan drug” designation from the FDA that grants us product exclusivity, and we plan to apply for designations under one or more of the FDA’s expedited development and review programs. Fifth, the revenue potential for LP-10 could be significant. We believe our focus on capital-efficient drug development provides us with additional opportunities as we evaluate potential drug candidates for other rare diseases, especially those associated with locally delivering drugs to body cavities. When evaluating opportunities, we ensure that both

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the indication as well as the regulatory pathway are conducive to capital efficient drug development. Our product candidate pipeline includes product candidates that could treat OLP (LP-310). Most recently, on April 8, 2021, we received the FDA’s response to our February 8, 2021 pre-IND meeting request and docket regarding formulation, non-clinical toxicology, and proposed clinical protocol for LP-310, providing clarity regarding our requirements for IND submission. We believe that our product candidate pipeline enables us to apply our drug delivery technology (our Platform) for multiple types of severe, rare diseases, and in the future, could enable us to address additional broader indications associated with endothelial inflammation. Local delivery often allows us to avert known risk factors by only locally applying the effective dose.

We are currently evaluating several potential product candidates for additional indications (including radiation proctitis and eosinophilic esophagitis).

LP-10’s Regulatory Status

In 2019, we completed the required manufacturing and toxicology program to submit an IND request to the FDA to begin testing LP-10 in human subjects. We submitted the IND request in September 2019 and received approval from the FDA within 30 days of submission to begin a clinical study involving LP-10. In December 2019, we received an advice letter from the FDA recommending several modifications to our proposed clinical protocol for LP-10, which we have accommodated. We have also submitted and received approval from the FDA for the trial’s associated investigator brochure and the proposed documentation of patient consent. Both of these documents, in addition to the clinical protocol, have been submitted to Adverra, our central IRB, and we subsequently received IRB approval to conduct our clinical trial. In February 2020, the first patient was dosed in LP-10’s FDA phase 2a open-label, dose-escalation clinical trial for patients experiencing moderate to severe HC, which is intended to demonstrate proof-of-concept in humans. We expect to report top-line data from LP-10’s phase 2a clinical trial in the third quarter of 2022.

LP-10’s FDA “Orphan Drug” Designation Status

In 2010, we submitted a request to the FDA for “orphan drug” designation covering LP-10 and subsequently received approval for such designation in July 2012. This provides us with marketing exclusivity and permits us to benefit from shorter FDA review periods and reduced regulatory fees for LP-10. We intend to apply for similar “orphan drug” designations in additional jurisdictions, including Europe and Japan, as well as additional regulatory classifications, such as the FDA’s Breakthrough Therapy and Fast Track designations, in the United States. We expect that any designations that we have received, or may in the future receive, will confer additional advantages during LP-10’s development.

LP-10’s Clinical Status

Our multi-center, open-label dose-escalation phase 2a LP-10 clinical trial involves a total of twelve subjects who will receive tacrolimus doses in one or two instillations of 2, 4 or 8mg via a pre-liposomal lyophilate that is reconstituted in 40 milliliters of sterile water. Subjects are pelvic cancer survivors with a history of pelvic radiotherapy who have developed moderate to severe HC refractory to conventional therapy. The study is approved at multiple sites within the FDA’s jurisdiction by a central IRB.

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As of February 14, 2022, four subjects have been enrolled in the 2mg group. All currently enrolled subjects are male, with a median age of 56 years, have a history of prostate cancer and have been previously treated with external beam radiation. Thus far, all eight LP-10 instillations were well-tolerated by all four of the subjects without treatment for adverse events or elevated blood tacrolimus levels. Hematuria noted at screening in three of the subjects improved after treatment with LP-10. These interim results indicate the potential safety and efficacy of LP-10 for HC patients. The multicenter study is ongoing and complete results will be reported at the conclusion of the study, which we expect to occur in the third quarter of 2022.

Our Metastable Liposome Intravesical Drug Delivery Platform

Our Platform utilizes proprietary technology that we have developed which is optimized for local hydrophobic drug delivery to endothelial surfaces. This technology employs liposomes that preferentially deliver cell membrane components directly into the luminal surfaces of the endothelial cavities, such as the urinary bladder. Our Platform technologies are protected by an issued patent in the United States extending Orange Book protection through 2035 as well as an issued patent in Australia extending protection through 2034, and we have submitted corresponding patent applications in Europe and Canada, which are in the examination process.

We believe our Platform provides an optimal approach for treating urinary bladder conditions and that certain inherent features of the metastable liposomes, combined with our intravesical formulations, provides our Platform with several advantages over other bladder drug delivery platforms for use in inflammatory bladder applications. These advantageous characteristics include the following:

•	non-inflammatory (without the use of ethanol or other alcohols for solubility);
•	large payload capacity of hydrophobic agents (10% by mass);
•	urothelial affinity, which results in efficient drug transfer;
•	low systemic distribution (large particle size);
•	reproducible manufacturing and scalability; and
•	extensive clinical history with the liposomal delivery vehicle.

Manufacturing Facility

We have approximately 2,000 square feet of combined laboratory, office and warehouse space at our principal executive offices that we use in our research and development efforts. The lease for our principal executive offices has a five-year term that ends on May 31, 2024, and the lease provides us with an option to extend the term for an additional five years.

We believe our Facility contains all of the various components necessary to support our research, and it includes a cGMP-capable manufacturing capability with a dedicated pilot-scale manufacturing. The space is divided into a production area and office space, with the production area subdivided into a clean space (Class 10,000) and sterile space (Class 100 (ISO class 5) clean room). Our Facility includes a pre-fabricated soft-wall, 6’x10’ class-100 clean room for aseptic formulation.

We maintain an internal LP-10 pilot manufacturing facility supporting our phase 2a clinical trial. We plan to file for an NDA utilizing the 505(b)(2) regulatory pathway. Our manufacturing compliance needs may increase rapidly because early-stage 505(b)(2) regulatory pathway products can quickly obtain NDA approval.

We are in a continuous process of complying with increasing regulatory requirements as LP-10 progresses toward commercialization. Currently, our manufacturing process primarily involves facility-dependent sterility protocols surrounding a five-step batch process. The simplicity of our process provides a strong incentive to continue investing internally in manufacturing compliance.

Compliance with stage-appropriate cGMPs is a prerequisite for FDA approval of a drug product for use in a clinical trial. cGMP regulations increase as a product candidate enters each subsequent clinical trial phase and as the scope of a proposed trial increases. Compliance with all cGMP regulations is a requirement for NDA approval and commercialization of LP-10. Concurrent with the ongoing phase 2a clinical trial and any subsequent clinical trials, we expect to increase the cGMP manufacturing capabilities at our Facility to ensure full-scale compliant production of LP-10.

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We believe that our manufacturing program will be able to support all future clinical trials involving LP-10. We currently lease industrial space used for cGMP manufacturing and analytical support. The space includes a non-porous epoxy floor, ideally suited for sterile environments, such as those used in hospital surgical rooms and sterile processing facilities. We have completed initial characterization and quality control release testing to confirm consistency of production of LP-10. Any applicable revised information and data will be provided to the FDA as part of an amended Chemistry, Manufacturing and Controls (“CMC”) section of the IND application prior to and in conjunction with use in any subsequent clinical trial.

Our Sterile Manufacturing Facilities

In order to maximally control our intellectual property, we maintain an internal LP-10 pilot manufacturing program supporting our IND-approved clinical trial. We plan to file for an NDA via the 505(b)(2) regulatory pathway; early-stage 505(b)(2) products can be close to NDA approval, and, therefore, our manufacturing compliance needs may increase rapidly.

We are in a continuous process of complying with increasing regulatory requirements as LP-10 progresses toward commercialization. Our manufacturing process primarily involves facility-dependent sterility protocols surrounding a five-step batch process. The simplicity of our process provides a strong incentive to continue investing internally in manufacturing compliance.

Compliance with stage-appropriate cGMPs is a prerequisite for FDA approval of a drug product for use in a clinical trial. cGMP regulations increase with each clinical phase and scope of proposed trial. Compliance with all cGMP regulations is a requirement for NDA approval and commercialization of LP-10. Concurrent with the ongoing phase 2a clinical trial, we expect to increase cGMP manufacturing capabilities at our Facility to full-scale compliant production of LP-10.

Our Analytical Laboratory, Equipment & Supplies

Our current preparatory and biochemical/biophysical analysis capabilities include: ultra-centrifugation, high performance liquid chromatography (“HPLC”); differential scanning calorimetry (“DSC”); gas chromatography (“GC”); cross-polarization microscopy; fluorescent microscopy; near-infra-red imaging; and particle size analysis. In addition to the analytical equipment and sterile cleanroom, our Facility it contains a laminar flow hood for sterile procedures outside of the cleanroom, two Labconco lyophylizers (each with a 50-vile capacity), multiple incubators, a laboratory oven, an autoclave, various mass balances, vortexes, a heat stage for our optical microscope, various freezers and refrigerators, chemical and flammable storage cabinets, sterile disposables (including clothing, materials and vials), and raw materials, including APIs and lipids.

Suppliers

We obtain our raw material supply of LP-10 from multiple vendors who have a drug master file with the FDA. It is supplied as a white, lyophilized powder (a pre-liposomal lyophilate) formulated from sphingomyelin phospholipids, and tacrolimus. One vial of LP-10 drug product contains 80mg of tacrolimus and sphingomyelin (10% tacrolimus by weight) and is supplied to a clinic as a powder to be reconstituted with sterile water for injection prior to installation. Quality control samples from each batch would be submitted for release testing according to established product specifications for identity and purity, residual solvent quantification, sterility assurance, and bacterial endotoxins.

We entered into a non-binding memorandum of understanding, dated November 6, 2021, with Cook MyoSite, a subsidiary of Cook Medical Incorporated (“Cook MyoSite”), that states the parties’ mutual intention to enter into a supply agreement. Such supply agreement would provide for the manufacture and supply of LP-10 by Cook MyoSite for clinical trials as well as for our commercial sale and is expected to be consummated subsequent to planned technology and development consultations extending into 2022.

Intellectual Property

Protection of our intellectual property is an important part of our business. On May 5, 2020, we were issued the 278 Patent from the USPTO and on May 28, 2020 we were issued a patent from Australia’s patent office, each covering aspects of our Platform technology and its uses in delivering any hydrophobic agent of interest to the body cavities, including LP-10 and LP-310. We are also actively prosecuting additional patent applications in the United States and in Europe, Canada, Mexico and Australia for the technologies covered by the 278 Patent, the Australian patent and our other proprietary technologies. We plan to continue to seek patent protection in the United States and in other jurisdictions globally for all of our inventions and discoveries that we deem appropriate to protect.

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In addition to patents, we rely on trade secrets and know-how relating to our Platform technology and the product candidates we are developing using our Platform to develop and maintain our competitive position. However, trade secrets can be difficult to protect. We intend to protect our proprietary technology and processes, and maintain ownership of certain technologies, in part, through licenses as well as confidentiality agreements and invention assignment agreements with our employees, consultants and commercial partners.

Our Competition

The biotechnology and pharmaceutical industries are highly competitive. We are not aware of other existing clinical programs addressing new products for HC. However, there are several pharmaceutical companies that are developing intravesical technologies for other indications, including transitional cell carcinoma (which is a superficial, non-muscle invasive form of bladder cancer). These companies and/or new entrants may potentially compete with LP-10 and other products we develop in the future that use novel delivery technologies. We intend to rely on the market exclusivity associated with obtaining FDA “orphan drug” designation covering LP-10 as well as the 278 Patent, our Australia issued patent and pending and future patent applications in order to maintain our competitive advantages in this space.

Employees and Human Capital Resources

As of February 14, 2022, we had four full-time employees, one part-time employee, and two part-time individual contractors. None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, advisors, consultants and directors through stock-based compensation awards. Also, we rely on cash-based performance bonus awards to incentivize such individuals.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of our management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputation harm, and other factors.

Government Regulation Applicable to Our Business

In the United States, the FDA regulates drug products, including liposomally delivered products, under the FDCA, the Public Health Service Act (the “PHSA”), and regulations and guidance implementing these laws. The FDCA, PHSA and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving drug products. Applications to the FDA are required before conducting human clinical testing of drug products. FDA approval also must be obtained before marketing of drug products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals to successfully develop and commercialize our product candidates, including LP-10.

U.S. Drug Development Process

The FDA must approve a product candidate before it may be legally marketed in the United States. The process required by the FDA before a drug product candidate may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and in vivo studies in accordance with the FDA’s current GLP regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;
•	submission to the FDA of an application for an IND exemption, which allows human clinical trials to begin unless FDA objects within 30 days;

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•	approval by an independent IRB reviewing each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled human clinical trials according to the FDA’s current GCP regulations, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed drug product candidate for its intended use;
•	preparation and submission to the FDA of an NDA for marketing approval that includes substantial evidence of safety, purity and potency from results of nonclinical testing and clinical trials;
•	review of the product by an FDA advisory committee, if applicable;
•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug product candidate is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug product candidate’s identity, safety, strength, quality, potency and purity;
•	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA; and
•	payment of user fees and FDA review and approval, or licensure, of the NDA.

Before testing any drug product candidate in humans, including a liposomal intravesical product candidate, the product candidate must undergo preclinical testing. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as in vivo studies to assess the potential safety and activity of the product candidate and to establish a rationale for therapeutic use. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

Concurrent with clinical trials, companies usually must complete some long-term preclinical testing, such as animal studies of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA also may impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.

Human Clinical Trials Under an IND

Clinical trials involve the administration of the drug product candidate to healthy volunteers or patients under the supervision of qualified investigators which generally are physicians not employed by, or under, the control of the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the current GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers items such as whether the risks to individuals participating in the clinical trials are minimized

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and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject, or their legal representative, reviews and approves the study protocol, and must monitor the clinical trial until completed.

U.S. Review and Approval Processes

The results of the preclinical tests and clinical trials, together with detailed information relating to the product’s CMC and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. Under the Prescription Drug User Fee Act, as amended (“PDUFA”), each NDA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for product candidates designated as orphan drugs unless the product candidate also includes a non-orphan indication.

“Orphan Drug” Designation

Under the Orphan Drug Act of 1983, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). “Orphan drug” designation must be requested before submitting an NDA. After the FDA grants “orphan drug” designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. “Orphan drug” designation does not convey any advantage in the regulatory review and approval process, nor does it shorten the duration of such process.

If a product with “orphan drug” status receives FDA approval for the disease or condition for which it has such designation, the product is entitled to “orphan drug” exclusivity, meaning that the FDA may not approve any other applications to market the same drug product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with “orphan drug” exclusivity or if the party holding the exclusivity fails to assure the availability of sufficient quantities of the drug to meet the needs of patients with the disease or condition for which the drug was designated. Competitors, however, may receive approval of different drug products for the same indication for which the orphan drug has exclusivity or obtain approval for the same drug product but for a different indication for which the orphan drug has exclusivity. Orphan medicinal product status in the European Union has similar, but not identical, benefits.

Expedited Development and Review Programs

In addition, the FDA is authorized to expedite the review of NDAs in several ways, including:

•	Fast Track Designation

To obtain Fast Track designation for a drug product candidate, the sponsor of such drug may request the FDA to designate such drug for a specific indication concurrent with or after the filing of the related IND. Drug products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. LP-10, and the specific indication for which it is being studied, meets the qualifications for Fast Track designation. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of certain sections of a Fast Track NDA before the application is complete, a process known as a “rolling review.” Any drug product candidate submitted to the FDA for marketing, including for Fast Track designation, may be eligible for other types of FDA designations intended to expedite drug development and review, such as Breakthrough Therapy designation, priority review and accelerated approval. Our initial request to obtain Fast Track designation covering LP-10 in July 2021 was denied by the FDA in September 2021, however we plan to submit a new request to the FDA to obtain Fast Track designation covering LP-10 as data becomes available from our current clinical trial.

•	Breakthrough Therapy Designation

To qualify for the FDA’s Breakthrough Therapy designation, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints compared to existing therapies.

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The FDA will seek to ensure that the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient drug development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review, and rolling review. LP-10, and the specific indication for which it is being studied, meets the qualifications for Breakthrough Therapy designation, and we intend to apply for such status pending early LP-10 clinical results.

•	Accelerated Approval

Drug or drug products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefits over existing treatments may receive accelerated approval from the FDA. Accelerated approval means that a product candidate may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of receipt of accelerated approval, the FDA may require that a sponsor of a drug product candidate requesting such approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires, as a condition for accelerated approval, pre-approval of promotional materials relating to such drug candidate. Given the availability of direct efficacy measures in the case of LP-10 for HC, it is unlikely that a surrogate measurement would accelerate approval of LP-10. However, we remain open to the possibility of discovering relevant surrogate measurements during the clinical development of LP-10 that would accelerate the approval process.

Fast Track designation, Breakthrough Therapy designation and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Rigorous and extensive FDA regulation of drug products continues after approval, particularly with respect to cGMP requirements. Manufacturers are required to comply with applicable requirements in the cGMP regulations, including quality control, quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to drug products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product; recordkeeping requirements; reporting of adverse effects; reporting updated safety and efficacy information; and complying with electronic record and signature requirements. After an NDA is approved, the product also may be subject to official lot release, which is a potential marketing requirement related to manufacturing quality. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA, together with a release protocol, showing a summary of the manufacturing history of the lot and the results of all tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of drug products. A sponsor also must comply with the FDA’s advertising and promotion requirements, such as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”).

Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

Although our primary market is in the United States, we plan to commercialize LP-10 and our other product candidates in additional jurisdictions, including Europe, Canada, Mexico and Australia. Each of these jurisdictions may currently have, and may in the future adopt, laws, directives and regulations, that could affect our plan to test, obtain approval of and commercialize LP-10 and such other product candidates. We plan to develop an international regulatory strategy regarding such additional jurisdictions, which is contingent upon the successful completion of our ongoing clinical trial in the United States.

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding the persons who will be our executive officers and directors upon the completion of this offering:

Name	Age	Position
Jonathan Kaufman, PhD, MBA	55	President, Chief Executive Officer, Secretary and Treasurer and Chairman of the Board of Directors
Michael Chancellor, MD	64	Chief Medical Officer and Director
Douglas Johnston, CPA	37	Vice President of Finance
David Battleman, MD	55	Independent Director
Byong (Christopher) Kim, PhD	51	Independent Director
Thomas Petzinger, Jr.	64	Independent Director
Ryan Pruchnic, MBA	47	Independent Director
Mark Thomson	55	Independent Director
Naoki Yoshimura, MD, PhD	64	Independent Director

The following is a biographical summary of the experience of our executive officers and directors:

Executive Officers

Jonathan Kaufman, PhD, MBA, has served as a director and as our chief executive officer, president, secretary and treasurer since the Company’s inception in 2005. From 2016 to 2019, Dr. Kaufman was a managing director and registered representative of Pickwick Capital Partners, LLC, a growth equity firm, and from 2015 to 2018 he consulted for multiple biotechnology companies, including Menogenix Inc., and Frequency Therapeutics Inc. (Nasdaq: FREQ). Previously, Dr. Kaufman was a consultant to Semprus Biosciences Corp. (acquired by Teleflex Incorporated (NYSE: TFX)), chief science officer at LaunchCyte LLC, a company that creates, seeds and harvests life science innovations from top U.S. academic institutions (“LaunchCyte”), fellow in the department of radiation at the Hospital of the University of Pennsylvania, consultant to GlaxoSmithKline plc. (NYSE: GSK). Also, Dr. Kaufman served on the new technology committee during his employment at Merck & Co., Inc. (NYSE: MRK). Dr. Kaufman is the co-founder of Knopp Biosciences LLC, a privately held drug discovery and development company (“KB LLC”), and serves on the board of directors of Reaction Biology Corporation, a pre-clinical contract research organization that provides a full suite of preclinical drug discovery services (“RBC”). Dr. Kaufman received an MBA from the Wharton School, a PhD from the University of Pennsylvania School of Medicine, an MS from Brown University, and a BS from Carnegie Mellon University. We believe that Dr. Kaufman is qualified to serve on our board of directors due to his extensive business experience and knowledge in the life science industry.

Michael Chancellor, MD, has served as a director and as our chief medical officer since 2005. Since 2008, Dr. Chancellor has served as a professor and research director at the William Beaumont School of Medicine. He is co-founder of Cook Myosite Incorporated, company that develops and commercializes technology related to the collection, selection, and expansion of human skeletal muscle cells for the treatment of various disorders and a wholly owned subsidiary of Cook Medical Incorporated, a medical device company. Dr. Chancellor has been principal investigator in more than 75 clinical trials has authored hundreds of publications regarding the treatment of urinary bladder dysfunction, has received more than 90 awards in connection with his work with urinary bladder dysfunction, and is generally considered an international key opinion leader in the industry. Dr. Chancellor is a board-certified urologist, previously holding the positions of instructor at the College of Physicians and Surgeons Columbia University, associate professor at Jefferson Medical College, and professor at University of Pittsburgh School of Medicine. He received an MD from the Medical College of Wisconsin and completed his urology residency at the University of Michigan and his neurourology and female urology fellowship at Columbia University. We believe that Dr. Chancellor is qualified to serve on our board of directors due to his extensive business experience as an executive in the pharmaceutical industry and his depth of knowledge and substantial experience as a research scientist.

Douglas Johnston, CPA, has served as the Company’s Vice President of Finance and chief accounting officer since October 2021. Mr. Johnston has more than 15 years of experience, including working with global pharmaceutical companies and early-stage pharmaceutical and technology companies. Most recently, Mr. Johnston served as the chief financial officer of Apogee IT Services (“Apogee”) from 2017 to 2021. Prior to Apogee, Mr. Johnston served from 2015 to 2017 as senior manager of finance

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for Mylan N.V. (specialty division), a global generic and specialty pharmaceuticals company, director of finance from 2013 to 2015 at Forever, Inc., a digital archive and internet storage company, assistant controller from 2011 to 2013 at Kadmon Corporation, a biopharmaceutical company that discovers, develops and markets transformative therapies for unmet medical needs and is a subsidiary of Sanofi S.A. (Nasdaq: SNY), and prior to that, he served as an audit manager at Deloitte Touche Tohmatsu Limited. Also, Mr. Johnston is the co-founder of Stonewall Finance, LLC. Mr. Johnston received a bachelor’s degree in accounting from Washington and Jefferson College, is a certified public accountant licensed in Pennsylvania, and is an active member of the American Institute of Certified Public Accountants.

Independent Directors

David Battleman, MD, has served as a director of the Company since 2008. Since 2010, Dr. Battleman has served as the principal and founder of TrueNorth Lifesciences, LLC (“TNLS”), a management consulting and financial advisory firm that works to accelerate growth of pharmaceutical and biotechnology companies. Prior to founding TNLS, from 2005 to 2010, Dr. Battleman served as a senior principal in the research and development and commercial strategy practice within IMS Health Holdings, Inc. (now IQVIA; NYSE: IQV), a Fortune 500 company providing data and consulting services to the global pharmaceutical industry, Prior to joining IMS Health Holdings, Inc., he served as a management consultant at Bain & Company from 2004 to 2005, and as medical director for Pfizer Pharmaceuticals from 2002 to 2004. Within academia, he worked as an assistant professor of Public Health & Medicine at Cornell University’s Weill Cornell Medical College from 1997 to 2002. While at Cornell, Dr. Battleman’s research focused primarily on health economics and technology assessment, and he has published both original research and expert reviews in these areas. Dr. Battleman holds an M.D. from Weill Cornell Medical College, an M.B.A. from the University of Pennsylvania’s Wharton School of Business, and an M.Sc. from the Harvard School of Public Health. Dr. Battleman also holds his Series 63 and Series 82 licenses and is a FINRA registered representative with Pickwick Capital Partners. We believe that Dr. Battleman is qualified to serve on our board of directors because of his extensive experience in operating and advising diverse biotechnology companies and his depth of knowledge in the life science industry.

Byong (Christopher) Kim, PhD, is a venture capitalist with a focus on drug discovery. We intend for Dr. Kim to join our board of directors prior to the consummation of this offering. Since 2015, Dr. Kim has served as managing director at Novatio Ventures, which invests in seed- to early-stage life sciences companies originating from the U.S., Canada and Korea. He has also served as a member of the selection committee for BaseLaunch since July 2020, an accelerator firm located in Basel, Switzerland which has supported ventures that have since raised over $390M since its founding in 2018. Additionally, since 2016, Dr. Kim has served as an executive vice president and board member of Bridge Biotherapeutics, Inc., a clinical stage biotech company that went public on the Korean stock exchange KOSDAQ in December 2019. Mr. Kim holds a B.S. in Biology from the University of California at Irvine, a PhD in Developmental Biology from the University of Texas at MD Anderson, and an MBA from Carnegie Mellon University. We believe that Dr. Kim will be qualified to serve on our board of directors because of his experience evaluating and financing early-stage biotechnology companies.

Thomas Petzinger, Jr. has served as a director of the Company since 2008. Mr. Petzinger founded LaunchCyte in 2000, and, since then, has served as a director of several of LaunchCyte’s portfolio companies, including Immunetrics Inc., Crystalplex Corp., RBC, and Celsense, Inc. Also, Mr. Petzinger has also been an executive of KB LLC since 2005 and is the president of the board of directors of Pittsburgh Community Broadcasting Corporation, operator of the public radio stations WESA and WYEP. Prior to co-founding LaunchCyte in 2000, Mr. Petzinger spent 22 years at The Wall Street Journal, where he served as Washington, D.C.economics editor, deputy Washington, D.C. bureau chief, millennium editor, and weekly columnist. Mr. Petzinger has written three business books, two of which were selected as notable books of the year by The New York Times. Mr. Petzinger received a BS in Journalism from Northwestern University, where he was a Richter International Scholar. We believe that Mr. Petzinger is qualified to serve on our board of directors due to his extensive business, financial and accounting experience as an executive in the pharmaceutical industry.

Ryan Pruchnic, MBA, has served as a director of the Company since September 2021. Mr. Pruchnic has been employed by Cook Myosite since 2001, and currently serves as managing vice president at Cook MyoSite. Mr. Pruchnic received a bachelor’s degree in biology and a master’s degree in exercise physiology from the University of Pittsburgh and an MBA from the Joseph M. Katz Graduate School of Business at the University of Pittsburgh. While working as a research scientist investigating the experimental uses of skeletal muscle-derived cells for urinary tract tissue augmentation, Mr. Pruchnic was part of the original team that custom-built the cell isolation and manufacturing technology for use in human clinical trials. Mr. Pruchnic has authored and coauthored numerous peer-reviewed scientific journal articles and book chapters relating to gene and cell therapy research for musculoskeletal disorders. Currently, Mr. Pruchnic oversees the day-to-day operations and the manufacturing, quality testing and releasing of the cellular product for human use in clinical investigations at Cook MyoSite, including leading the regulatory and clinical initiatives. We believe that Mr. Pruchnic is qualified to serve on our board of directors due to his experience building a substantial global research initiative in applied regenerative medicine.

Mark Thomson has served as a senior director at Dun & Bradstreet since May 2018, where he leads such firm’s public sector attached services and analytics business, directs its business strategy and sales leadership teams, and develops new products, services and strategic alliances. We intend for Mr. Thomson to join our board of directors prior to the consummation of this offering. He has substantial experience with the development and commercialization of innovative supply chains and investigative research solutions for complex business networks. Mr. Thomson also has global general management experience leading strategic research and development activities, complex new product launches, international technology transfers, and large cost and operations business transformation initiatives. Mr. Thomson previously served as a founder and managing director at Fideli Consulting from August 2012 to May 2018. He received a B.S. in Physics and Scientific Instrumentation from Carnegie Mellon University and an M.S. in Electrical Engineering from the University of Pittsburgh. Mr. Thomson is a certified Project Management Professional, Six-Sigma Green Belt, and has been awarded three patents. We believe that Mr. Thomson will be qualified to serve on

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our board of directors because of his extensive experience as a critical thinking global technology business leader and decisive decision maker, and his potential to maximize shareholder value.

Naoki Yoshimura, MD, PhD, has served as a director of the Company since September 2021. Dr. Yoshimura is a professor and the endowed chair of neurological research in the department of urology at the University of Pittsburgh School of Medicine, where he has been employed since 1996. Dr. Yoshimura also serves on the appeals committee of the University of Pittsburgh School of Medicine. Dr. Yoshimura’s research interests include understanding the mechanism inducing hyperexcitability of visceral afferent pathways innevating the lower urinary tract in relation with pathophysiological conditions such as spinal cord injury, peripheral nerve injury, inflammation, and diabetes mellitus, and identifying the role of neurotrophic factors in controlling the activity of visceral afferent neurons. Since 2006, Dr. Yoshimura has served on the board of directors of the Comfortable Urology Network, a non-profit organization. In addition, Dr. Yoshimura has served as a research officer for and on the board of directors of the International Neuro-Urology Society since its establishment in 2016. Dr. Yoshimura is a published author of more than 300 articles, abstracts, and book chapters, teaches several courses at the University of Pittsburgh School of Medicine, and mentors a number of students, residents, and research fellows each year. Dr. Yoshimura is also principal investigator on several sponsored research projects and holds a number of patents in his field. Dr. Yoshimura serves as a member of the editorial board for the Journal of the Japanese Continence Society and the International Journal of Urology. We believe that Dr. Yoshimura is qualified to serve on our board of directors due to his extensive experience in urinary bladder research and related consulting experience with the pharmaceutical industry.

Significant Employees

Michele Gruber has served in various roles for the Company since 2009 and currently serves as the Company’s Director of Operations, a position she has held since March 2010. She has participated in the development of multiple Company product candidates for the treatment of urologic diseases, as well as the design and conduct of urologic clinical trials. Mrs. Gruber’s early work in the chemistry field included development of calibration standards for a Macromizer MALDI-TOF mass spectrometry as well as analytical work in the biofuels industry. Mrs. Gruber was responsible for the development of GMP manufacturing and validation and stability testing of LP-10 and has been similarly responsible for LP-310 in this regard, including preparation of the related IND package. Mrs. Gruber holds a Bachelor’s degree in Chemistry from Carnegie Mellon University.

Janet Okonski has served as the Company’s Director of Clinical Operations since August 2021, where she is responsible for the Company’s clinical trial data management as well as communications with the Company’s clinical trial sites and clinical research vendors, including medical monitoring, clinical laboratories for body-fluid analysis, safety monitoring and overall data management. For more than twenty years prior, she was employed as a clinical research director at the University of Pittsburgh’s Department of Urology. Mrs. Okonski has experience managing over 40 clinical trials in all phases of research, including translational clinical research, and her experience also includes participating in clinical trial design and budgeting, preparing FDA regulatory submissions (including IND applications) and clinical trial subject recruitment, retention and data collection.

Board Composition

Board of Directors

Upon the completion of this offering, our board of directors will consist of eight members. After the completion of this offering, the number of directors will be fixed from time to time by our board of directors, subject to the terms of our Certificate of Incorporation and our Bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, disqualification, resignation, or removal.

Director Independence

Upon the completion of this offering, we anticipate that our Common Stock will be listed on Nasdaq. Applicable Nasdaq rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, Nasdaq rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Other than Drs. Kaufman and Chancellor, our board of directors believes that Drs. Battleman, Kim and Yoshimura and Messrs. Petzinger, Pruchnic and Thomson will be deemed independent directors, as defined under applicable Nasdaq rules. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section entitled “Certain Relationships and Related-Party Transactions.”

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors and officers.

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Committees of Our Board of Directors

Prior to the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and the responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee operates under a charter approved by our board of directors. Following the closing of this offering, copies of each committee’s charter will be posted on the investor relations section of our website at www.lipella.com. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into the registration statement of which this prospectus forms a part.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be               .           will be the chairperson of our audit committee.                    will each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee will oversee our corporate accounting and financial reporting process, assist our board of directors in monitoring our financial systems and will be responsible for, among other things:

•	our accounting and financial reporting processes and internal controls, including our financial statement audits and the integrity of our financial statements;
•	our compliance with applicable law (including U.S. federal securities laws and other legal and regulatory requirements);
•	our design, implementation and performance of the Company’s internal control function;
•	our policies with respect to risk assessment and risk management pertaining to the financial, accounting and tax matters of the Company;
•	reviewing and approving related person transactions;
•	selecting and hiring our registered independent public accounting firm;
•	the qualifications, independence and performance of our independent auditors; and
•	the preparation of the audit committee report to be included in our annual proxy statement.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be         .              will be the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of this committee is: (i) an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”); and (ii) a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee will oversee our compensation policies, plans and benefits programs and will be responsible for, among other things:

•	evaluating, recommending, approving and reviewing executive officer and director compensation arrangements, plans, policies and programs;

•	overseeing the Company’s compensation policies, plans and benefit programs, and being responsible for the Company’s overall compensation philosophy;

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•	administering our cash-based and equity-based compensation plans; and
•	making recommendations to our board of directors regarding any other board of director responsibilities relating to executive compensation.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be                 .               will be the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors and will be responsible for, among other things:

•	identifying, considering and recommending candidates for membership on our board of directors;
•	developing and maintaining corporate governance policies applicable to us;
•	overseeing the process of evaluating the performance of our board of directors; and
•	advising our board of directors on other corporate governance matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Code of Conduct and Ethics

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to adopt a written code of conduct and ethics that will apply to our directors, officers, employees and contractors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, the code of conduct and ethics will be available on our website at www.lipella.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above or in a current report on Form 8-K that we would file with the SEC. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

Non-Employee Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. From time to time, we have granted equity awards to attract individuals to join our board of directors and for their continued service thereon. We did not pay any compensation, other than equity awards, to any of our non-employee directors in 2021. We reimburse our directors for expenses associated with attending meetings of our board of directors and its committees.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation program. Our board of directors is still in the process of considering the non-employee director compensation policy.

The following table presents the total compensation for the fiscal year ending December 31, 2021, for each person who served as a non-employee member of our board of directors in such year. Other than as set forth in the table, in the fiscal year ended December 31, 2021, we did not pay any fees to, make any equity awards or non-equity awards to or pay any other compensation to the non-employee members of our board of directors.

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Director Compensation

	Fees earned or paid in cash	Stock Awards	Option Awards (1)	Total (1)
David Battleman (2)	$-	$-	$154,550	$154,550
Thomas Petzinger, Jr. (3)	$-	$-	$115,000	$115,000
Naoki Yoshimura (4)	$-	$-	$28,000	$28,000
Ryan Pruchnic (5)	$-	$-	$28,000	$28,000

(1) Amounts reflect the aggregate grant date fair value of the stock options granted to each director during the fiscal year ended December 31, 2021, as computed in accordance with Financial Accounting Standards Board ASC 718.

(2) During the fiscal year ended December 31, 2021, the Company granted Mr. Battleman stock options exercisable for up to an aggregate of 135,000 shares of Common Stock, of which (i) stock options exercisable for up to 25,000 shares of Common Stock have a grant date fair value of $1.22 per share, (ii) stock options exercisable for up to 85,000 shares of Common Stock have a grant date fair value of $1.13 per share (which stock options were granted in order to replace expired stock options previously held by Mr. Battleman) and (iii) stock options exercisable for up to 25,000 shares of Common Stock have a grant date fair value of $1.12 per share.

(3) During the fiscal year ended December 31, 2021, the Company granted Mr. Petzinger stock options exercisable for up to an aggregate of 100,000 shares of Common Stock, of which (i) stock options exercisable for up to 25,000 shares of Common Stock have a grant date fair value of $1.22 per share, (ii) stock options exercisable for up to 50,000 shares of Common Stock have a grant date fair value of $1.13 per share (which stock options were granted in order to replace expired stock options previously held by Mr. Petzinger) and (iii) stock options exercisable for up to 25,000 shares of Common Stock have a grant date fair value of $1.12 per share.

(4) During the fiscal year ended December 31, 2021, the Company granted Mr. Yoshimura stock options exercisable for up to an aggregate of 25,000 shares of Common Stock having a grant date fair value of $1.12 per share.

(5) During the fiscal year ended December 31, 2021, the Company granted Mr. Pruchnic stock options exercisable for up to an aggregate of 25,000 shares of Common Stock having a grant date fair value of $1.12 per share.

Stock Option and Restricted Stock Grants to Directors
	Number of Restricted Shares of Common Stock Granted	Number of Options Granted	Average per Share Exercise Price
David Battleman	0	135,000	$2.00
Thomas Petzinger, Jr.	0	100,000	$2.00
Naoki Yoshimura	0	25,000	$2.00
Ryan Pruchnic	0	25,000	$2.00

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EXECUTIVE COMPENSATION

Our named executive officers for the fiscal year ended December 31, 2021, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Jonathan Kaufman, our Chief Executive Officer;

•	Michael Chancellor, our Chief Medical Officer; and

•	Douglas Johnston, our Vice President of Finance.

Summary Compensation Table

The following table provides information regarding the compensation of each of our named executive officers during the fiscal years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)		Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Jonathan Kaufman, Chief Executive Officer	2021	$183,300	-	650,000	(2)	-	-	$913,800
	2020	$183,300	-	-		-	-	$183,300
Michael Chancellor, Chief Medical Officer	2021	$101,267	-	650,000	(3)	-	-	$831,767
	2020	$45,700	-	-		-	-	$45,700
Douglas Johnston, Vice President of Finance	2021	$12,000	-	-		-	-	$12,000
	2020	-	-	-		-	-	-

(1) Amounts reflect the aggregate grant date fair value of the stock options granted to each named executive officer during the fiscal year ended December 31, 2021, as computed in accordance with Financial Accounting Standards Board ASC 718.

(2) During the fiscal year ended December 31, 2021, the Company granted Dr. Kaufman stock options exercisable for up to an aggregate of 650,000 shares of Common Stock, of which (i) stock options exercisable for up to 250,000 shares of Common Stock have a grant date fair value of $1.13 per share (which stock options were granted in order to replace expired stock options previously held by Dr. Kaufman) and (ii) stock options exercisable for up to 400,000 shares of Common Stock have a grant date fair value of $1.12 per share.

(3) During the fiscal year ended December 31, 2021, the Company granted Dr. Chancellor stock options exercisable for up to an aggregate of 650,000 shares of Common Stock, of which (i) stock options exercisable for up to 250,000 shares of Common Stock have a grant date fair value of $1.13 per share (which stock options were granted in order to replace expired stock options previously held by Dr. Chancellor) and (ii) stock options exercisable for up to 400,000 shares of Common Stock have a grant date fair value of $1.12 per share.

Executive Employment Arrangements

Jonathan Kaufman

On July 17, 2020, Dr. Kaufman and the Company entered into an employment agreement appointing Dr. Kaufman as Chief Executive Officer of the Company (the “Kaufman Agreement”). The Kaufman Agreement establishes an employment term of two years beginning on July 17, 2020, which term will be automatically extended for successive one-year periods unless either party notifies the other party of its intention not to renew upon at least 90 days’ written notice prior to the applicable renewal date. The Kaufman Agreement provides Dr. Kaufman with an annual base salary of $183,300. In addition, Dr. Kaufman may be entitled to receive equity awards under the company’s stock incentive plans, as well as reimbursement of business expenses and bonus compensation, at the discretion of the board of directors, depending upon relevant factors, including but not limited to fundraising success, continued ongoing grant revenue, successful progress in the clinic and the Company’s financial position. The Kaufman Agreement also provides that Dr. Kaufman will participate in employee benefits plans, practices and programs maintained by the Company.

Pursuant to the Kaufman Agreement, either party may terminate such agreement for any reason upon 90 days’ advance written notice. In the event that Dr. Kaufman is terminated by the Company for Cause or by Dr. Kaufman Without Good Reason (as such terms are defined in the Kaufman Agreement), Dr. Kaufman is entitled to any accrued but unpaid base salary, employee benefits and reimbursement of unreimbursed expenses incurred until the date of termination. In the event that Dr. Kaufman is terminated by the Company for Without Cause or by Dr. Kaufman for Good Reason (as such terms are defined in the Kaufman Agreement), Dr. Kaufman is entitled to his base salary for six months following such date of termination and all unvested stock options held by Dr. Kaufman under the Company’s stock incentive plans will immediately vest. Additionally, in the event of termination without Cause by the Company or for Good Reason by Dr. Kaufman within 12 months of a Change in Control (as defined in the Kaufman Agreement), Dr. Kaufman is entitled to a receive a lump sum payment of two times the annual base salary within 60 days following such termination and reimbursement for certain health insurance premium payments.

Michael Chancellor

On July 17, 2020, Dr. Chancellor and the Company entered into an employment agreement appointing Dr. Chancellor as Chief Medical Officer of the Company (the “Chancellor Agreement”). The Chancellor Agreement establishes an employment term of two years beginning on July 17, 2020, which term will be automatically extended for successive one-year periods unless either party notifies the other party of its intention not to renew upon at least 90 days’ written notice prior to the applicable renewal date. The Chancellor Agreement provides that Dr. Chancellor was initially to be paid an annual base salary of $45,650, provided that if the Company achieves adequate financial liquidity and net working capital in connection with a subsequent private offering, such salary may be increased up to a maximum of $175,000. This amount is currently covered by federal grant revenue. In addition, Dr. Chancellor may be entitled to receive equity awards under the company’s stock incentive plans, as well as reimbursement of business expenses and bonus compensation at the discretion of the board of directors. The Chancellor Agreement also provides that Dr. Chancellor will participate in employee benefits plans, practices and programs maintained by the Company.

Pursuant to the Chancellor Agreement, either party may terminate such agreement for any reason upon 90 days’ advance written notice. In the event that Dr. Chancellor is terminated by the Company for Cause or by Dr. Chancellor Without Good Reason (as such terms are defined in the Chancellor Agreement), Dr. Chancellor is entitled to any accrued but unpaid base salary, employee benefits and reimbursement of unreimbursed expenses incurred until the date of termination. In the event that Dr. Chancellor is terminated by the Company for Without Cause or by Dr. Chancellor for Good Reason (as such terms are defined in the Chancellor Agreement), Dr. Chancellor is entitled to his base salary for six months following such date of termination and all unvested stock options held by Dr. Chancellor under the Company’s stock incentive plans will immediately vest. Additionally, in the event of termination without Cause by the Company or for Good Reason by Dr. Chancellor within 12 months of a Change in Control (as defined in the Chancellor Agreement), Dr. Chancellor is entitled to a receive a lump sum payment of two times the annual base salary within 60 days following such termination and reimbursement for certain health insurance premium payments.

Douglas Johnston

Effective October 22, 2021, Stonewall Finance, LLC, of which Mr. Johnston is a partner and co-founder, and the Company entered into an agreement pursuant to which such parties agreed that Mr. Johnston serve as Vice President of Finance and perform as the chief accounting officer for the Company. The initial term of such agreement is 12 months from such effective date, and in consideration for such services, Mr. Johnston is entitled to received cash payments from the Company of $4,000 per month.

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Equity and Equity-Based Plans

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the outstanding equity awards of each of our named executive officers during the fiscal year ended December 31, 2021.

	Option Awards						Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Unvested	Market Value of Shares of Units of Stock Unvested	Equity Incentive Plan Awards: Number of Unearned Unvested Shares	Equity Incentive Plan Awards: Market or Payout Value of Unearned Unvested Shares
Jonathan Kaufman, Chief Executive Officer	—	—	250,000	(1)	2.00	3/31/2031	—	—	—	—
	—	—	400,000	(2)	2.00	9/3/2031	—	—	—	—
Michael Chancellor, Chief Medical Officer	—	—	250,000	(3)	2.00	3/31/2031	—	—	—	—
	—	—	400,000	(4)	2.00	9/3/2031	—	—	—	—
Douglas Johnston, Vice President of Finance	—	—	—		—	—	—	—	—	—

(1) Such stock options exercisable for up to an aggregate of 250,000 shares of Common Stock were granted under the 2020 Plan and were fully vested.

(2) Such stock options exercisable for up to an aggregate of 400,000 shares of Common Stock were granted under the 2020 Plan and vest annually in equal installments commencing on the first anniversary of the date of grant.

(3) Such stock options exercisable for up to an aggregate of 250,000 shares of Common Stock were granted under the 2020 Plan and were fully vested upon the date of grant.

(4) Such stock options exercisable for up to an aggregate of 400,000 shares of Common Stock were granted under the 2020 Plan and vest annually in equal installments commencing on the first anniversary of the date of grant.

Equity Incentive Plans

2008 Stock Incentive Plan

Our board of directors adopted and our stockholders approved the 2008 Plan in March 2008. The 2008 Plan terminated in accordance with its terms in 2018; however, awards outstanding under the 2008 Plan continue to be governed by their existing terms.

Share Reserve. An aggregate of 6,000,000 shares were authorized for issuance under the 2008 Plan. As of December 31, 2021, options to purchase an aggregate of 2,845,000 shares of our Common Stock at an exercise price of $0.50 per share were outstanding under the 2008 Plan.

Administration. Our board of directors, or a committee thereof, has administered the 2008 Plan since its adoption; however, following this offering, we intend for the compensation committee of our board of directors to administer the 2008 Plan to the extent such administration is necessary in light of the termination of the 2008 Plan.

Eligibility. Employees, officers, members of our board of directors, consultants and advisors were eligible to participate in the 2008 Plan. However, only employees were eligible to receive incentive stock options.

Types of Awards. The 2008 Plan provides for the following types of awards granted with respect to shares of our Common Stock:

•	incentive and non-statutory stock options to purchase shares of our Common Stock; and

•	direct award or sale of shares of our Common Stock, including restricted shares.

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Options. The exercise price for options granted under the 2008 Plan is determined by our board of directors but may not be less than 100% of the fair market value of our Common Stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	surrender of shares of Common Stock that the optionee already owns;

•	delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	an immediate sale of the option shares through a company-approved broker, if the shares of our Common Stock are publicly traded;

•	surrendering a number of vested shares subject to the option having an aggregate fair market value no greater than the aggregate exercise price, or the sum of such exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	other methods permitted by the DGCL.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates.

Restricted Shares. Restricted shares may be awarded or sold under the 2008 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, awards granted under the 2008 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	the continuation, assumption or substitution of an award by the surviving entity or its parent;

•	cancellation of the vested portion of the award in exchange for a payment equal to the excess, if any, of the value of the shares subject to the award over any exercise price per share applicable to the award;

•	cancellation of the award without payment of any consideration;

•	suspension of the optionee’s right to exercise the option during a limited period of time preceding the completion of the transaction; or

•	termination of any right the optionee has to exercise the option prior to vesting in the shares subject to the option.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2008 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2008 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our Common Stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under the 2008 Plan, (ii) the number and kind of shares covered by each outstanding award, (iii) the exercise price per share subject to each outstanding option and (iv) any repurchase price applicable to shares granted under the 2008 Plan. In the event of an extraordinary cash divided that has a material effect on the fair market value of our Common Stock, a recapitalization, spin-off or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

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Amendments or Termination. Pursuant to the 2008 Plan, the administrator could amend, suspect or terminate the 2008 Plan, subject to stockholder approval in the case of an amendment if requiring stockholder approval under the Internal Revenue Code, any rule of a stock exchange on which the Company’s securities are listed or any other applicable law. The 2008 Plan was terminated pursuant to its terms in 2018, but as noted above, awards outstanding under the 2008 Plan will remain outstanding and will continue to be governed by the 2008 Plan and any outstanding related award agreements.

2020 Stock Incentive Plan

Our board of directors adopted and our stockholder approved the 2020 Plan in July 2020. No further awards will be made under the 2020 Plan upon the consummation of this offering; however, awards outstanding under the 2020 Plan will continue to be governed by their existing terms.

Share Reserve. An aggregate of 2,500,000 shares were authorized for issuance under the 2020 Plan. As of December 31, 2021, options to purchase an aggregate of 2,415,000 shares of our Common Stock at exercise prices ranging from $1.50 to $2.00 per share, with a weighted-average exercise price of $1.14 per share, were outstanding under the 2020 Plan, with 85,000 shares of our Common Stock remaining available for future issuance. Unissued shares subject to awards that expire, are forfeited, or are cancelled, shares reacquired by us and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under the 2020 Plan.

Administration. Our board of directors, or a committee thereof, has administered the 2020 Plan since its adoption; however, following this offering, we intend for the compensation committee of our board of directors to administer the 2020 Plan to the extent such administration is necessary following this offering. The administrator has complete discretion to make all decisions relating to the 2020 Plan and outstanding awards.

Eligibility. Employees, officers, members of our board of directors, consultants and advisors are eligible to participate in the 2020 Plan. However, only employees are eligible to receive incentive stock options.

Types of Awards. The 2020 Plan provides for the following types of awards granted with respect to shares of our Common Stock:

•	incentive and non-statutory stock options to purchase shares of our Common Stock; and

•	direct award or sale of shares of our Common Stock, including restricted shares.

Options. The exercise price for options granted under the 2020 Plan is determined by our board of directors, but may not be less than 100% of the fair market value of our Common Stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	surrender of shares of Common Stock that the optionee already owns;

•	delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	an immediate sale of the option shares through a company-approved broker, if the shares of our Common Stock are publicly traded;

•	surrendering a number of vested shares subject to the option having an aggregate fair market value no greater than the aggregate exercise price, or the sum of such exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	other methods permitted by the DGCL.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates.

Restricted Shares. Restricted shares may be awarded or sold under the 2020 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse

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promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Corporate Transactions. In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, awards granted under the 2020 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	the continuation, assumption or substitution of an award by the surviving entity or its parent;

•	cancellation of the vested portion of the award in exchange for a payment equal to the excess, if any, of the value of the shares subject to the award over any exercise price per share applicable to the award;

•	cancellation of the award without payment of any consideration;

•	suspension of the optionee’s right to exercise the option during a limited period of time preceding the completion of the transaction; or

•	termination of any right the optionee has to exercise the option prior to vesting in the shares subject to the option.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under the 2020 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2020 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization. In the event of certain specified changes in the capital structure of our Common Stock, such as a stock split, reverse stock split, stock dividend, reclassification or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under the 2020 Plan, (ii) the number and kind of shares covered by each outstanding award, (iii) the exercise price per share subject to each outstanding option and (iv) any repurchase price applicable to shares granted under the 2020 Plan. In the event of an extraordinary cash divided that has a material effect on the fair market value of our Common Stock, a recapitalization, spin-off or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Amendments or Termination. The administrator may at any time amend, suspect or terminate the 2020 Plan, subject to stockholder approval in the case of an amendment if requiring stockholder approval under the Internal Revenue Code, any rule of a stock exchange on which the Company’s securities are listed or any other applicable law. The 2020 Plan will terminate automatically ten years after the date on which it became effective, unless terminated earlier pursuant to its terms. We intend to terminate the 2020 Plan upon the completion of this offering, provided that any awards outstanding under the 2020 Plan will remain outstanding and will continue to be governed by their existing terms.

Limitations on Liability and Indemnification Matters

Upon the completion of this offering, our Certificate of Incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

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These limitations of liability do not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Upon the completion of this offering, our Certificate of Incorporation will provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law and that our board of directors will have discretion to indemnify our officers and employees when determined to be appropriate by our board of directors. Our Bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We intend to enter into indemnification agreements with each of our directors and executive officers prior to the closing of this offering. With certain exceptions, these agreements will provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions in our Certificate of Incorporation, our Bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our Common Stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plans would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

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CERTAIN RELATIONSHIPS AND RELATED PARTY AND OTHER TRANSACTIONS

Other than the executive officer and director compensation arrangements discussed above under “Management—Non-Employee Director Compensation” and “Executive Compensation,” there have not been any transactions since January 1, 2018 to which we have been or will be a participant, in which the amount involved in the transaction exceeds or will exceed the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Parties

In connection with this offering, we intend to adopt a written related-person transactions policy that provides that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our Common Stock and any members of the immediate family of the foregoing persons, are not permitted to enter into a material related-person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We intend for such policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our Common Stock or with any of their immediate family members or affiliates, in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year-end for the last two fiscal years, will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

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PRINCIPAL STOCKHOLDERS

The following table sets forth, as of February 14, 2022, information regarding beneficial ownership of our voting securities by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our Common Stock and Series A Preferred Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of February 14, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based the percentage ownership information prior to this offering on an aggregate of 9,666,560 shares of our Common Stock outstanding and an aggregate of 1,592,447 shares of Series A Preferred Stock outstanding as of February 14, 2022. Percentage ownership of our Common Stock after this offering assumes the same as above in addition to the sale by us of       shares of Common Stock in this offering (assuming a    -for-    reverse stock split), no exercise by the underwriters of the over-allotment option or exercise of the Underwriters’ Warrants, the conversion of an aggregate of 1,592,447 shares of Series A Preferred Stock into an aggregate of 1,592,447 shares of Common Stock, and the issuance of an aggregate of        shares of Common Stock in connection with the exchange of the Chancellor Notes for such shares.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Lipella Pharmaceuticals Inc., 400 N. Lexington Ave., Suite LL103, Pittsburgh, PA 15208.

	Shares Beneficially Owned Prior to this Offering				Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Common Stock		Preferred Stock		Common Stock			Preferred Stock
Named Executive Officers and Directors	Number	Total Voting Power (%)	Number	Percentage	Number	Total Voting Power (%)		Number	Percentage
Jonathan Kaufman (1)	3,072,352	28.5%	27,907	1.8%			%	-	-
Michael Chancellor (2)	2,874,449	26.4%	107,781	6.8%			%	-	-
David Battleman (3)	285,000	2.9%	-	-			%	-	-
Byong (Christopher) Kim	-	-	-	-			%	-	-
Thomas Petzinger, Jr. (4)	225,000	2.3%	-	-			%	-	-
Ryan Pruchnic (5)	25,000	*	-	-			%	-	-
Mark Thomson	-	-	-	-			%	-	-
Naoki Yoshimura (6)	35,000	*	-	-			%	-	-
All executive officers and directors as a group (8 persons)	6,516,801	51.8%	135,688	8.5%			%	-	-

5% Stockholders (excluding named executive officers)
Spartan Capital Securities, LLC	1,500,000	15.5%	-	-			%	-	-
Leaf Huang	1,388,890	14.4%	-	-			%	-	-
Pittsburgh Life Sciences Greenhouse (7)	737,551	7.1%	737,551	46.3%			%	-	-
Jeff Abraham (8)	100,000	2.2%	116,666	7.3%
Greg Kaminski (9)	100,000	2.0%	100,016	6.3%
David Gordon (10)	333,333	3.4%	333,333	20.9%

*	Less than 1%.

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(1)	Number of shares of Common Stock beneficially owned consists of (i) 1,944,445 shares of Common Stock, (ii) 27,907 shares of Common Stock issuable upon conversion of 27,907 shares of Series A Preferred Stock, and (iii) 1,100,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Kaufman. Such number of shares beneficially owned does not include 400,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Kaufman, which are not exercisable within 60 days of February 14, 2022. Such stock options held by Dr. Kaufman are exercisable for shares of Common Stock at prices ranging from $0.50 to $2.00 per share.

(2)	Number of shares of Common Stock beneficially owned consists of (i) 1,666,668 shares of Common Stock, (ii) 107,781 shares of Common Stock issuable upon conversion of 107,781 shares of Series A Preferred Stock, and (iii) 1,100,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Chancellor. Such number of shares beneficially owned does not include 400,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Chancellor, which are not exercisable within 60 days of February 14, 2022. Such stock options held by Dr. Chancellor are exercisable for shares of Common Stock at prices ranging from $0.50 to $2.00 per share.

(3)	Number of shares of Common Stock beneficially owned consists of 285,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Battleman, which are exercisable for shares of Common Stock at prices ranging from $0.50 to $2.00 per share.

(4)	Number of shares of Common Stock beneficially owned consists of 225,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Petzinger, which are exercisable for shares of Common Stock at prices ranging from $0.50 to $2.00 per share.

(5)	Number of shares of Common Stock beneficially owned consists of 25,000 shares of Common Stock issuable upon the exercise of stock options held by Mr. Pruchnic, which are exercisable for shares of Common Stock at a price of $2.00 per share.

(6)	Number of shares of Common Stock beneficially owned consists of 35,000 shares of Common Stock issuable upon the exercise of stock options held by Dr. Yoshimura, which are exercisable for shares of Common Stock at prices ranging from $0.50 to $2.00 per share.

(7)	Number of shares of Common Stock beneficially owned consists of 737,551 shares of Common Stock issuable upon conversion of 737,551 shares of Series A Preferred Stock.

(8)	Number of shares of Common Stock beneficially owned consists of 100,000 shares of Common Stock and 116,666 shares of Common Stock issuable upon conversion of 116,666 shares of Series A Preferred Stock.

(9)	Number of shares of Common Stock beneficially owned consists of 100,000 shares of Common Stock and 100,016 shares of Common Stock issuable upon conversion of 100,016 shares of Series A Preferred Stock.

(10)	Number of shares of Common Stock beneficially owned consists of 333,333 shares of Common Stock issuable upon conversion of 333,333 shares of Series A Preferred Stock.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the material terms of our capital stock based on our Certificate of Incorporation and our Bylaws that will be in effect upon the completion of this offering. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. You should read the entire forms of our Certificate of Incorporation and our Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Authorized Shares

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of Common Stock. As of February 14, 2022, 9,666,560 shares of Common Stock are issued and outstanding, held by 60 stockholders of record (which do not include shares of Common Stock held in street name), with 2,500,000 shares of Common Stock reserved for issuance under our 2020 Plan. Such number of issued and outstanding shares of Common Stock does not give effect to the    -for-    reverse stock split to be effected prior to the consummation of this offering and excludes the following as of such date: (i) 1,592,447 shares of Common Stock issuable upon the conversion of 1,592,447 shares of our Series A Preferred Stock, (ii) 2,845,000 shares of our Common Stock issuable upon exercise of options currently outstanding under the 2008 Plan at an exercise price of $0.50 per share, (iii) 2,415,000 shares of our Common Stock issuable upon exercise of options currently outstanding under the 2020 Plan at exercise prices ranging from $1.50 to $2.00 per share, with a weighted average exercise price of $1.89 per share, and (iv) 359,984 shares of Common Stock issuable upon the exercise of warrants having an exercise price of $2.00 per share.

Voting

The holders of our Common Stock are entitled to vote, on the basis of one vote per share beneficially owned, on all matters that may be properly presented for a vote at an annual or special meeting of the stockholders of the Company, including the election of directors. Neither Certificate of Incorporation nor the Bylaws will authorize stockholders to cumulate their votes in connection with the election of directors or otherwise. Accordingly, holders of a majority of the shares of our Common Stock will be able to elect all of our directors.

Dividend Rights

The holders of our Common Stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Liquidation Rights

Any distribution or payment made to holders of Common Stock in the event of a dissolution, liquidation or winding up of the Company will be made in a pro rata fashion on the basis of the number of shares of Common Stock held by each such holder.

Preferred Stock

Upon the completion of this offering and the filing of our Certificate of Incorporation, our authorized shares of preferred stock will consist of 20,000,000 undesignated shares. Our board of directors is authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of preferred stock, of one or more series of preferred stock, without stockholder approval, by filing a certificate pursuant to the applicable law of the State of Delaware (the “Preferred Stock Designation”), setting forth such resolution and, with respect to each such series, establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. The powers, designation, preferences and relative, participating, optional

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and other special rights of each series of preferred stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Stock Options

The 2008 Plan became effective as of March 6, 2008 and provided for the grant of both incentive stock options and nonqualified stock options. The 2008 Plan terminated in accordance with its terms in 2018. As of February 14, 2022, there are 2,845,000 options issued and outstanding under the 2008 Plan. On July 6, 2020, the Company adopted the 2020 Plan, which provides for the grant of both incentive stock options and nonqualified stock options. Under the terms of the 2020 Plan, the maximum number of shares of Common Stock for which incentive and/or nonqualified options may be issued is 2,500,000 shares. Incentive stock options are granted with an exercise price determined by our board of directors. As of February 14, 2022, there are 2,415,000 stock options issued and outstanding under the 2020 Plan.

Our options generally expire 10 years from the date of the grant and include an exercise price not less than the fair market value of the underlying Common Stock on the date of the grant. Unless otherwise specified by the board, all grants vest fully over a three-year period, provided that the employee continues to be employed. Unless otherwise specified by our board of directors, vesting terminates once the optionee is no longer providing services to the Company. If an employee leaves the Company prior to their option awards fully vesting, the remaining unvested portion is forfeited, and any recognition of such unvested shares is reversed during the period of forfeiture. The following table lists all awards as of February 14, 2022:

Grant date	Options exercisable	Options unexercisable	Exercise price	Expiration date
10/14/15	728,333		0.50	10/13/25
10/15/15	1,000,000		0.50	10/14/25
10/12/17	983,333		0.50	10/12/27
05/18/20	100,000	500,000	1.50	05/18/30
03/01/21	170,000	0	2.00	03/01/31
03/31/21	195,000	550,000	2.00	03/31/31
09/03/21	100,000	800,000	2.00	09/03/31
Total	3,276,666	1,850,000

Anti-Takeover Provisions

The provisions of Delaware law and our Certificate of Incorporation and our Bylaws, as in effect upon the completion of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder: (i) shares owned by persons who are directors and also officers; and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Provisions of Our Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and our Bylaws in effect upon the completion of this offering will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of Directors Vacancies. Our Certificate of Incorporation and our Bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats, subject to the rights of the holders of any series of preferred stock to elect directors under certain circumstances. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Stockholder Action; Special Meetings of Stockholders. Our Certificate of Incorporation and our Bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. Further, our Bylaws and Certificate of Incorporation provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

•	No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

•	Directors Removed Only for Cause. Our Certificate of Incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of a majority of our outstanding Common Stock.

•	Amendment of Charter Provisions. Any amendment of the above expected provisions in our Certificate of Incorporation requires approval by holders of at least two-thirds of our outstanding Common Stock.

•	Issuance of Undesignated Preferred Stock. Pursuant to our Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more

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difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Choice of Forum. Our Certificate of Incorporation and our Bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation and our Bylaws; any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation and our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

We have engaged Nevada Agency and Transfer Company as the transfer agent and registrar for our Common Stock. The transfer agent’s address is 50 W Liberty St # 880, Reno, NV 89501, and its telephone number is (775) 322-0626. We intend to issue the shares of Common Stock in connection with this offering in uncertificated form only, subject to limited circumstances.

Market Listing

We intend to apply to list our Common Stock on the Nasdaq Capital Market under the symbol “LIPO”.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for shares of our Common Stock, and we cannot predict the effect, if any, that market sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price of our Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Common Stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Common Stock and no exercise of Underwriters’ Warrants, we will have a total of          shares of our Common Stock outstanding (assuming a    -for-    reverse stock split).

The remaining outstanding shares of our Common Stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all of the shares of Common Stock sold in this offering will be immediately available for sale in the public market (except as described above); and

•	beginning 181 days after the date of this prospectus, additional shares of Common Stock will become eligible for sale in the public market, of which shares of Common Stock will be held by affiliates and subject to the volume and other restrictions of Rule 144 and Rule 701 as described below.

Lock-up Agreements

All of our directors, executive officers and our security holders are subject to lock-up agreements that, subject to certain exceptions, prohibit them from directly or indirectly offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to purchase, granting any option, right or warrant to purchase or otherwise transferring or disposing of any shares of our common stock, options to acquire shares of our Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired, or entering into any swap or any other agreement or any transaction that transfer, in whole or in part, directly or indirectly, the economic consequence of ownership, for a period of 180 days following the date of this prospectus, without the prior written consent of the representative of the underwriters. These agreements are described in the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least nine months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Common Stock then outstanding, which will equal approximately shares immediately after this offering; or

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•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Common Stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701 and are subject to the lock-up agreements described above.

Equity Incentive Options

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Common Stock subject to outstanding options and the shares of our Common Stock reserved for issuance under our stock plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up agreements to which they are subject.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the acquisition, ownership and disposition of shares of our Common Stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase shares of our Common Stock issued pursuant to this offering and who hold such shares of our Common Stock as capital assets (within the meaning of Section 1221 of the Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address the potential application of the Medicare contribution tax, any aspects of U.S. federal estate or gift tax laws, or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities

•	holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our Common Stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares of our Common Stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our Common Stock (and such partnership) should consult their own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

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Definition of Non-U.S. Holder

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of shares of our Common Stock (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia(or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our Common Stock in the foreseeable future. If, however, we make cash or other property distributions on our Common Stock (other than certain pro rata distributions of shares of our Common Stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the shares of our Common Stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of shares of our Common Stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Shares of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds shares of our Common Stock in connection with the conduct of a trade or business in the United States, and dividends paid on shares of our Common Stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

94

Gain on Sale or Other Disposition of Shares of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of shares of our Common Stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•	we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for the shares of our Common Stock, and our Common Stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of shares of our Common Stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation and administrative guidance, commonly referred to as “FATCA”, may impose a 30% withholding tax on any dividends paid after July 1, 2014 and the proceeds of a sale of our Common Stock paid after December 31, 2018 to a “foreign financial institution”, as specially defined under such rules, and certain other foreign entities, unless various information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in, or accounts with, those entities) have been met or an exemption applies. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding FATCA.

95

UNDERWRITING

We intend to enter into an underwriting agreement with Univest Securities, LLC, as the representative of the underwriters and the sole book-running manager of this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters will agree to purchase the number of shares of Common Stock set forth opposite its name below.

Underwriters	Number of shares
Univest Securities, LLC

Total

We have been advised by the underwriters that they propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus. Any shares sold of Common Stock by the underwriters to securities dealers will be sold at the initial public offering price less a selling concession not in excess of             per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than             per share to other brokers and dealers.

We intend for the underwriting agreement to provide that the underwriters’ obligation to purchase the shares of Common Stock that we are offering will be subject to the terms and conditions described therein.

Over-Allotment Option

We intend to grant to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to                  additional shares of Common Stock from us at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus.

Underwriting Discount and Expenses

The following table shows the initial public offering price, underwriting discount of 8%, and proceeds before expenses to us. The information assumes either no exercise or full exercise of the option we granted to the underwriters to purchase additional shares of Common Stock.

Total
	Per share	No exercise	Full exercise
Initial public offering price	$	$	$
Underwriting discounts
Proceeds, before expenses, to us

We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares of Common Stock, including any shares issued pursuant to the exercise of the representative’s over-allotment option.

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $            . We have agreed to reimburse the underwriters for all reasonable travel and other out-of-pocket expenses, including fees and disbursements related to its legal counsel, in an amount not to exceed $250,000 in the aggregate.

96

Determination of Offering Price

Prior to the completion of this offering, there has been no public market for our Common Stock. The initial public offering price of the shares of Common Stock will be determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares of Common Stock will be the history and prospects of other companies in the industry in which we compete; our financial information; an assessment of our management and their experience; an assessment of our business potential and earning prospects; the prevailing securities markets at the time of this offering; the recent market prices of, and the demand for, publicly traded shares of generally comparable companies; and other factors deemed relevant. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of Common Stock, or that the shares of Common Stock will trade in the public market at or above the initial public offering price for such shares.

Underwriters’ Warrants

In addition, we intend to agree to issue the Underwriters’ Warrants to the underwriters to purchase up to         shares of Common Stock, which is equal to 6% of the total number of shares of Common Stock sold in this offering (including any shares of Common Stock sold to cover over-allotments, if any) at an exercise price equal to $       per share (100% of the initial public offering price of $        per share of Common Stock). These Underwriters’ Warrants may be purchased in cash or via cashless exercise and will be exercisable at any time from the closing of this offering until the fifth anniversary of the date of commencement of sales of the shares of Common Stock. The Underwriters’ Warrants and the shares of Common Stock underlying the Underwriters’ Warrants will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110. In accordance with FINRA Rule 5110, neither the Underwriters’ Warrants nor any of our shares of Common Stock issued upon exercise of the Underwriters’ Warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the shares of Common Stock, subject to certain exceptions set forth in FINRA Rule 5110(e)(2).

Right of First Refusal

In addition, we intend to grant to the underwriters upon the closing of this offering, for a period of eighteen (18) months, the right, on at least the same terms and conditions offered to us by other investment banking service providers, to provide investment banking services in all matters for which investment banking services are sought, such right, the “Right of First Refusal”, which right is exercisable in the placement agent’s sole discretion. For these purposes, investment banking services shall include, without limitation, (a) acting as lead manager for any underwritten initial public offering; (b) acting as a placement agent, initial purchaser or financial advisor in connection with any private offering of our securities; and (c) acting as financial advisor in connection with any sale or other transfer by us, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of our capital stock or assets, and any merger or consolidation of our company with another entity. The underwriters intend to agree to notify us of their intention to exercise such Right of First Refusal within two weeks following notice in writing by us. In accordance with FINRA Rule 5110(g)(6)(A)(i), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between the us and the underwriters.

Lock-up Agreements

We, all of our officers and directors, and holders of all of our outstanding shares of Common Stock intend to agree, that for a period of 180 days from the date of this prospectus, or the lock-up period, subject to certain limited exceptions described below, we and they will not directly or indirectly, without the prior written consent of the underwriters, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of our Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of our Common Stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. We also intend to agree, in the underwriting agreement, to similar lock-up restrictions on the issuance and sale of our securities for 180 days following the closing of this offering, although we will be permitted to issue stock options or stock awards to directors, officers and employees under our existing equity incentive plans. The underwriters may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements.

97

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions and syndicate covering transactions and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

•	Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Since there is no over-allotment option, if the underwriters would have a naked short position, it can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the security originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our Common Stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Common Stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Indemnification

We have agreed to indemnify the underwriters and selected dealers against certain liabilities, including certain liabilities arising under the Securities Act, or to contribute to payments that the underwriters or selected dealers may be required to make for these liabilities.

Listing on the Nasdaq Capital Market

We intend to apply to list our Common Stock on Nasdaq under the symbol “LIPO”.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by the underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares of our Common Stock for sale to its online brokerage account holders.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. The underwriters and their respective affiliates may in the future perform various financial advisory, investment banking, and other services for us, for which they may receive customary fees and commissions. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers long or short positions in our debt or equity securities or loans, and may do so in the future. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to their customers that they acquire, long or short positions in such securities and instruments.

98

Selling Restrictions

No action has been taken by us or the underwriters that would permit an initial public offering of the shares of Common Stock in any jurisdiction where action for that purpose is required. None of our shares of Common Stock included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of the shares of Common Stock offered hereby be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares of Common Stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy the shares of Common Stock in any jurisdiction where that would not be permitted or legal.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each a Relevant Member State), an offer to the public of any shares of our Common Stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Common Stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Common Stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision: (i) the expression an “offer to the public” in relation to any shares of our Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Common Stock to be offered so as to enable an investor to decide to purchase any shares of our Common Stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

The underwriters have represented and agreed that:

•	it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the shares of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Common Stock in, from, or otherwise involving the United Kingdom.

99

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Sullivan & Worcester LLP, New York, New York. The underwriters are being represented by Hunter Taubman Fischer & Li LLC in connection with this offering.

EXPERTS

The financial statements of Lipella Pharmaceuticals Inc. as of and for the years ended December 31, 2020 and 2019, and for each of the two years in the periods ended December 31, 2020 and 2019, appearing in this prospectus have been audited by Urish, Popeck & Co, LLC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at https://www.lipella.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

100

LIPELLA PHARMACEUTICALS INC.

F-1

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Lipella Pharmaceuticals, Inc.

Pittsburgh, PA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Lipella Pharmaceuticals, Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit at December 31, 2020. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ Urish Popeck & Co., LLC

Pittsburgh, PA

January 24, 2022

F-2

Lipella Pharmaceuticals, Inc.

Balance Sheets

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	606,736	26,005
Grants receivable	69,035	83,891
Prepaid expenses	23,655	9,021
Total Current Assets	699,426	118,917
Operating lease right of use asset	255,594	-
Total assets	955,020	118,917
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	24,540	49,341
Accrued expenses	-	15,538
Operating lease liability	48,911	-
COVID-19 Economic Injury Disaster Loan	4,000	-
Payroll liability	27,291	26,287
Paycheck Protection Program loan	53,040	-
Related party loan, current	25,000	50,000
Related party interest	24,986	24,506
Total Current Liabilities	207,768	165,672
Operating lease liability, net of current portion	207,961	-
Related party interest, net of current portion	25,974	21,587
Related party loan, net of current portion	50,000	50,000
Total Liabilities	491,703	237,259
Commitments and contingencies (Note 14)
Stockholders' equity:
Convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; 1,592,447 shares issued and outstanding at December 31, 2020 and 2019.	159	159
Common stock, $.0001 par value; 20,000,000 shares authorized; 5,741,741 and 5,200,003 shares issued and outstanding at December 31, 2020 and 2019, respectively.	574	520
Additional paid-in capital	1,704,298	1,061,037
Accumulated deficit	(1,241,714)	(1,180,058)
Total stockholders' equity (deficit)	463,317	(118,342)
Total liabilities and stockholders' equity	955,020	118,917

The accompanying notes are an integral part of these financial statements.

F-3

Lipella Pharmaceuticals, Inc.

Statements of Operations

	Year ended
	December 31,
	2020	2019

Grant revenues	$961,683	$693,548
Contract revenues	-	1,200
Total revenues	961,683	694,748
Costs and expenses
Research and development	975,960	682,891
General and administrative	42,585	65,648
Total costs and expenses	1,018,545	748,539
Loss from operations	(56,862)	(53,791)
Other income (expense)
Interest income	3,171	334
Interest expense related party	(7,965)	(8,391)
Total other expense	(4,794)	(8,057)
Loss before income taxes	(61,656)	(61,848)
Provision for income taxes	-	-
Net loss	$(61,656)	$(61,848)

Loss per common share:
Basic	$(0.01)	$(0.01)
Dillutive	$(0.01)	$(0.01)

Weighted-average common shares outstanding:
Basic	5,327,996	5,200,003
Dillutive	5,327,996	5,200,003

The accompanying notes are an integral part of these financial statements.

F-4

Lipella Pharmaceuticals, Inc.

Statements of Stockholder’s Equity (Deficit)

	Series A Convertible Preferred Stock		Common Stock		Additional	Accumulated
	Shares	Amount	Shares	Amount	paid-in capital	Deficit	Total
Balances, January 1, 2019	1,592,447	$159	5,200,003	$520	$1,061,037	$(1,118,210)	$(56,494)
Net loss	-	-	-	-	-	$(61,848)	(61,848)
Balances, December 31, 2019	1,592,447	159	5,200,003	520	1,061,037	$(1,180,058)	(118,342)
Net loss	-	-	-	-	-	$(61,656)	(61,656)
Issuance of advisor stock options	-	-	-	-	57,714	$-	57,714
Issuance of common stock upon exercise of stock options	-	-	66,667	6	33,327	$-	33,333
Issuance of common stock in Private Placement, net issuance costs	-	-	475,071	48	552,220	$-	552,268
Balances, December 31, 2020	1,592,447	$159	5,741,741	$574	1,704,298	$(1,241,714)	$463,317

The accompanying notes are an integral part of these financial statements

F-5

Lipella Pharmaceuticals, Inc.

Statements of Cash Flows

	Year ended
	December 31,
	2020	2019
Cash flow from operating activities:
Net loss	$(61,656)	$(61,848)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash consulting expense	2,778	-
Non-cash stock option expense	57,714	-
Interest expense related party net (non-cash)	4,867	8,391
Operating right of use asset	1,278	-
Changes in operating assets and liabilities:
Grants receivable	14,855	(43,778)
Prepaid expense	(9,078)	7,684
Accounts payable	(24,801)	33,442
Accrued expenses	(15,538)	15,538
Payroll liability	1,004	1,454
Net cash used in operating activities	(28,577)	(39,117)
Cash flow from financing activities:
COVID-19 Economic Injury Disaster Loan	4,000	-
Paycheck Protection Program loan	53,040	-
Related party loan	-	25,000
Proceeds from issuance of common stock, net of issuance costs	552,268	-
Net cash provided by financing activities	609,308	25,000
Net increase in cash, cash equivalents	580,731	(14,117)
Cash, and cash equivalents at beginning of period	26,005	40,122
Cash, and cash equivalents at end of period	$606,736	$26,005

Supplemental disclosure of cash flow information:
Interest Paid	-	-
Income taxes paid	-	-
Supplemental disclosure of cash flow information:
Issuance of common stock for forgiveness of related party note	$25,000	-
Exercise of common stock options for consulting services	$8,334	-

The accompanying notes are an integral part of these financial statements.

F-6

1. Background

Lipella Pharmaceuticals Inc. (the “Company”) is focused on the development of drugs, diagnostics, and medical devices. Our operations consist of research, preclinical development and clinical development activities, and our most advanced program is in Phase 2a clinical development. Since our inception in 2005, we have historically financed our operations through a combination of federal grant revenue, licensing revenue, manufacturing revenue, as well as equity and debt financing.

2. Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern. The Company has not established a source of revenues sufficient to cover its operating costs, and will require significant additional capital to continue its research and development programs, including progressing our clinical product candidates to commercialization and preparing for commercial-scale manufacturing and sales.

The Company’s net loss for 2020 was $61,656. Since inception, the Company has incurred losses and has an accumulated deficit of $1,241,714 at December 31, 2020. At December 31, 2020, the Company had available cash and cash equivalents of $606,736 and a net working capital of $491,658. Subsequent to December 31, 2020, the Company raised approximately $2,097,000 through issuance of common stock. The Company anticipates operating losses to continue for the foreseeable future due to, among other things, costs related to research, development of its product candidates, conducting preclinical studies and clinical trials, and its administrative organization. These funds, and our funds available under existing government contracts, may not be sufficient to enable us to meet our obligations as they come due for at least the next twelve months from the issuance date of these financial statements.

If we are unable to obtain additional capital (which is not assured at this time), our long-term business plan may not be accomplished, and we may be forced to curtail or cease operations. These factors individually and collectively raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from this uncertainty.

3. Accounting Policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are comprised of deposits at major financial banking institutions and highly liquid investments with an original maturity of three months or less at the date of purchase. Cash equivalents are primarily invested in money market funds. The carrying amount of our cash equivalents approximates fair value due to the short maturity of the investments. The Company regularly monitors the financial condition of the institutions in which it has depository accounts and believes the risk of loss is minimal.

Grants receivable

Grants receivable result from drawdown requests to various federal agencies for reimbursement of costs incurred during the operation of its research and development programs. Grants receivable are reported at net realizable value.

Accounts receivable

We report Accounts Receivable at net realizable value. When required we estimate losses on uncollectible accounts receivable based upon historical data. Such allowance for doubtful accounts is estimated based upon management’s assessment of individual accounts. The Company concluded that an allowance for doubtful accounts is not considered necessary at December 31, 2020 and 2019 as there were no outstanding accounts receivable.

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Prepaid expenses

Our insurance policies have a 12-month term, and annually renew each June. Premiums are paid in advance either, annually, semi-annually, and quarterly. The collective value of any prepaid portions of policy terms is record at cost. Contracts involving pre-payment are capitalized and amortized in accordance with performance.

Long-lived assets (equipment)

Fixed assets are recorded at cost and depreciated over their estimated useful lives.

Laboratory and office equipment, not covered by federal grant financing, are depreciated on the straight-line basis over the estimated useful lives (three to ten years). Leasehold improvements are amortized over the shorter of the lease term or estimated useful life. Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. Measurement of impairment may be based upon appraisal, market value of similar assets or discounted cash flows.

Equipment expenditures that are covered by federal grant financing are depreciated using the activity method (or variable charge approach) employing an intended purpose that expires during or by the conclusion of the funded project. Such equipment acquisition expenditures are therefore effectively expensed if the timing of the intended purpose is within the same reporting period as delivery.

At December 31, 2020 and 2019, the Company’s long-lived assets have been fully depreciated.

Accounts payable

Accounts payable are short term liabilities with product/service vendors including any credit-card liability.

Accrued expenses

Accrued expenses are recorded when incurred but have not been paid by year-end. See note 5 related to the balance at December 31, 2020 and 2019.

Unearned grant revenue

Unearned grant revenue results from drawdown requests to various federal agencies for reimbursement of costs prior to being incurred during the operation of research and development programs. At December 31, 2020 and 2019, there were no unearned grant revenues.

Revenue recognition

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), to account for revenue. The deliverables under our arrangements are evaluated under Topic 606 which requires an entity to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery occurs, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s contract revenue consists primarily of amounts earned under contracts with third-party customers and reimbursed expenses under such contracts. The Company analyzes its agreements to determine whether the elements can be separated and accounted for individually or as a single unit of accounting. Allocation of revenue to individual elements that qualify for separate accounting is based on the separate selling prices determined for each component, and total contract consideration is then allocated pro rata across the components of the arrangement.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

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Recognition of revenue is driven by satisfaction of the performance obligations using one of two methods: revenue is either recognized over time or at a point in time. Revenue is generally recognized as the performance obligations are satisfied, which generally occurs when control of the goods or services have been transferred to the customer or once the customer is able to use those goods and/or services as well as obtaining substantially all of its benefits.

The Company primarily generates contract revenue under the following types of contracts:

Fixed-fee

Under a fixed-fee contract, the Company charges a fixed agreed upon amount for a deliverable. Fixed-fee contracts have fixed deliverables upon completion of the project. Typically, the Company recognizes revenue for fixed-fee contracts as delivery is made and title transfers to the customer, and collection is reasonably assured.

Time and materials

Under a time and materials contract, the Company charges customers a hourly rate plus reimbursement for other project specific costs. The Company recognizes revenue for time and material contracts based on the number of hours devoted to the project multiplied by the customer’s billing rate plus other project specific costs incurred.

Payment terms vary, but are generally due within 60-days

Contract assets

A contract asset is our right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. Generally, wewill recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment. At December 31, 2020 and 2019, there were no contract assets related to contract revenues.

Contract liabilities

A contract liability is our obligation to transfer goods or services to a customer when the customer prepays consideration.

Contract liabilities consist primarily of consideration received on project work to be performed whereby the Company expects to recognize related revenue at a later date, upon satisfaction of the contract obligations. Contract liabilities may also be described as deferred revenue. At December 31, 2020 and 2019, there were no contract liabilities related to contract revenues.

Disaggregation of revenues

For the Company’s time and material projects, the Company recognizes revenue over-time. This is generally due to the customer simultaneously receives the benefit and the Company is owed for its services to date and has an enforceable right and/or the Company would incur significant re-work of the specified item. The Company uses a method to best depict the transfer of control which is generally hours incurred (input method) or units produced (output method). For the years ended December 31, 2020 and 2019, the Company recognized $0 and $1,200 in revenues over time, respectively.

Grant revenues

The Company has concluded its government grants are not within the scope of Topic 606, as government entities do not meet the definition of a “customer” as defined by Topic 606, as there is not considered to be a transfer of control of goods or services to the government entity funding the grant. Grant revenue, which is not within the scope of Topic 606, consists of funding under cost reimbursement programs primarily from federal and non-profit foundation sources for qualified research and development activities performed by us, and as such, are not based on estimates that are susceptible to change. Such amounts are invoiced and recorded as revenue as grant-funded activities are performed, with any advance funding recorded as deferred revenue until the activities are performed. The Company believes the recognition of revenue as costs are incurred and amounts become earned/realizable is analogous to the concept of

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transfer of control of a service over time under ASC 606. The Company’s grant revenues are primarily with National Institutes of Health (“NIH”).

Recently adopted accounting standards

In January 2019 we adopted ASU 2016-02, Leases ("Topic 842"), which requires lessees to put most leases with a term greater than 12 months on their balance sheets, but recognize expenses on their statement of operations in a manner similar to current accounting practice. Under the guidance, lessees initially recognize a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset is measured at the lease liability amount, adjusted for lease prepayments, lease incentives received and the lessee’s initial direct costs. The Company used the package of practical expedients permitted under the transition guidance that allowed us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Company elected the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component. Additionally, the Company elected the hindsight practical expedient to determine the reasonably certain lease terms for existing leases. The adoption of this standard had no impact to the Company during 2019 as the Company’s lease was less than 12-months.

Lease Obligations

The Company determines if an agreement is a lease at inception. The Company evaluates the lease terms to determine whether the lease will be accounted for as an operating or finance lease. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities, current portion, and operating lease liabilities, net of current portion in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

A lease that transfers substantially all of the benefits and risks incidental to ownership of property are accounted for as finance leases. At the inception of a finance lease, an asset and finance lease obligation is recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair market value. Finance lease obligations are classified as either current or long-term based on the due dates of future minimum lease payments, net of interest. At December 31, 2020 and 2019, there were no finance leases.

Research and development

The Company accounts for research and development costs in accordance with Accounting Standard Codification (“ASC”) 730-10, Research and Development, (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed.. Research and development expenses include salaries and benefits, facilities and other overhead expenses, external clinical trial expenses, research related manufacturing services, contract services and other outside expenses.

Patent costs and rights

Costs of applying for, prosecuting and maintaining patents and patent rights are expensed as incurred due to uncertainty of future economic benefit.

Clinical trial costs

Clinical trial costs are charged to us and recognized as the tasks are completed by the contractor(s) or, alternatively, may be invoiced in accordance with agreed-upon payment schedules and recognized based on estimates of work completed to date. These costs are included in research and development expenses in the accompanying statements of operations.

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Stock option compensation expense

The Company recognizes the fair value of stock option award expenses on a straight-line basis over a service period of three years, consistent with vesting periods, using the Black-Scholes options pricing model to estimate fair value of option awards. Such expenses are categorized as research and development or general and administrative depending on the role of each option recipient. Service condition forfeitures are recognized when they occur.

The Company recognizes income tax expense or benefit in the statement of operations and the tax effects of exercised or vested awards are treated as discrete items in the reporting period in which they occur. The Company also recognizes excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits are classified along with other income tax cash flows as an operating activity in the statement of cash flows. Regarding forfeitures, the Company accounts for them when they occur.

Warrants

The Company accounts for common stock warrants as either liabilities or as equity instruments depending on the specific terms of the warrant agreements. Generally, warrants are classified as liabilities, as opposed to equity, if the agreement includes the potential for a cash settlement or an adjustment to the exercise price, and warrant liabilities are recorded at their fair values at each balance sheet date. For the year ended December 31, 2019 the Company had no warrants issued or outstanding. See Note 12 related to warrants issued in 2020.

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method of accounting for income taxes prescribed by FASB ASC Topic 740, “Accounting for Income Taxes” (“ASC 740”). Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. The Company evaluates its deferred income taxes to determine if a valuation allowance should be established against the deferred tax assets or if the valuation allowance should be reduced based on consideration of all available evidence, both positive and negative, using a “more likely than not” standard.

The Company follows FASB ASC Topic 740-10, “Accounting for Uncertainty in Income Taxes”, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. At December 31, 2020 and 2019, the Company had no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Concentration of credit risk

The Company’s grant revenues and receivables were with the NIH. The NIH is an agency of the United States Department of Health & Human Services and the Company believes amounts are fully collectible from this agency. There were no contract revenues for the year ended December 31, 2020. Contract revenues for the year ended December 31, 2019 were generated from one customer. There were no accounts receivable from this customer at December 31, 2019.

COVID-19

As a result of the spread of the novel coronavirus (COVID-19), economic uncertainties have arisen which could negatively impact operations. Currently, there is significant uncertainty around the breadth and duration of business disruptions related to the COVID-19 coronavirus. At this time, the Company is unable to determine the impact of the COVID-19 coronavirus on its operations.

Earnings per share

Basic net loss per common share is computed by dividing the net loss for the period by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive common stock equivalents, consisting of common stock options and warrants. Diluted net loss per

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common share for the year ended December 31, 2020 and 2019 is the same as basic net loss per common share as the common share equivalents were anti-dilutive due to the net loss.

At December 31, 2020 and 2019, the common stock equivalent shares were, as follows:

	December 31,
	2020	2019
Shares of common stock issuable under equity incentive plans outstanding	3,496,666	3,088,333
Shares of common stock issuable upon conversion of warrants	71,261	-
Shares of common stock issuable upon conversion of Series A Preferred Stock	1,592,447	1,592,447
Common stock equivalent shares excluded from diluted net loss per share	5,160,374	4,680,780

4. Prepaid Expenses

At December 31, 2019, prepaid expenses consisted of $9,021 of prepaid insurance. At December 31, 2020, prepaid expenses consisted of $12,856 of prepaid insurance, $5,243 of prepaid rent and $5,556 of prepaid consulting expense.

5. Accrued Expenses

At December 31, 2019, accrued expenses included $15,538 related to a license maintenance fee expense incurred in May 2019. This license has been subsequently terminated in May 2020. The balance was paid in the process of termination, and no additional fees are due.

6. Notes payable – related party

The Company issued notes for financing to a founder and the Company’s Chief Medical Officer remain outstanding. The existing note obligations and accrued interest are provided in the following table.

On July 30, 2020, $25,000 in connection with the exercise of stock options, 50,000 shares of common stock were issued at a per share exercise price of $0.50. Consideration for this exercise was the forgiveness of a $25,000 related party note that originated on March 1, 2019, as well as its accrued interest.

Origination	Original Principal	Current Principal	Rate	Maturity	Accrued Interest - Related Party December 31, 2019	Accrued Interest - Related Party December 31, 2020	Category
August 21, 2009	$25,000	$25,000	8.75%	11/22/09	$22,678	$24,986	Current
March 1, 2019	$25,000		8.75%	06/01/19	$1,828	$-	Current
	$50,000	$25,000			$24,506	$24,986	Total Current
January 25, 2015	$50,000	$50,000	8.75%	01/24/25	$21,587	$25,974	Long Term
	$100,000	$75,000			$46,093	$50,960	Total

7. Letter of Credit

The Company has a letter of credit with a bank for an aggregate available borrowing of $50,000 which is due upon demand. The letter of credit is collateralized by substantially all of the Company’s assets and guaranteed by the Chief Executive Officer. The outstanding advances under the line of credit bear interest at the lending bank’s prime rate (3.25% and 4.75% at December 31, 2020 and 2019, respectively) plus 3.10%. There was no outstanding balance at December 31, 2020 and 2019.

8. SBA-PPP Loan

On April 27, 2020, the Company entered into a loan agreement with a financial institution, as lender, pursuant to which the financial institution is to provide a loan in the aggregate amount of $53,040 on the terms and conditions contained in the loan agreements, including such terms and conditions related to the forgiveness of the loans and the guaranty by the U.S. Small Business Administration (“SBA”), an agency of the Government of the United States, under the Paycheck Protection Program (“PPP”). Interest on the loans is charged at 1% and principal and interest payments

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are to begin seven months from the date of the loan. The indebtedness evidenced by these notes may be forgiven, pursuant to and subject to, the terms of the Paycheck Protection Program (15 U.S.C. § 636(a)(36)), and the guidance issued in relation thereto by SBA and/or the U.S. Department of Treasury.

The Company also received $4,000 in the form of an Economic Injury Disaster Loan (EIDL) under a pre-existing Small Business Administration loan program. The amount came as an advance and may be repayable as the Company opted out of a loan.

On November 18, 2021, the entire balance outstanding under the Company’s PPP loan was forgiven. In addition, the entire balance outstanding under the Company’s Economic Injury Disaster Loan (EIDL) was also forgiven.

9. Stock Options

The Company has a stock option plan (the Stock Option Plan) which provides for the grant of both Incentive Stock Options and Nonqualified Stock Options. Under the terms of the Stock Option Plan, the maximum number of shares of Class A common stock, for which incentive and/or nonqualified options may be issued, is 6,000,000 shares. Incentive Stock Options are granted with an exercise price determined by the board. Unless otherwise provided for in an associated board consent, vesting terminates once the optionee is no longer affiliated with the Company. These options generally expire 10 years from the date of the grant. Stock Options are granted with an exercise price not less than the fair market value of the underlying common stock on the date of the grant. Unless otherwise specified by the board, all grants vest fully over a three year period, provided that the employee continues to be employed. Vesting terminates once the optionee is no longer an employee. If an employee leaves the Company prior to fully vesting their option awards, the remaining unvested portion is considered forfeited, and the earlier recognition of the unvested shares is reversed during the period of forfeiture. As of December 31, 2019, there were no unrecognized compensation costs related to non-vested share-based compensation arrangements granted to be recognized over the weighted average period. As December 31, 2020 there was $634,853 of non-vested share based compensation expected to be recognized over the next 2.45 years.

Using the Black-Scholes option-pricing model, management has determined that the options granted to date have no fair value at December 31, 2019.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding as of December 31, 2020 and 2019:

	shares	Weighted- Average Exercise Price Per Share ($)	Weighted- Average Remaining Contractual Term (in Years)	Aggregate intrinsic value ($)
Outstanding as of December 31, 2018	3,710,833	0.50	5.74	0
Granted
Expired	622,500	0.50
Cancelled
Exercised
Outstanding as of December 31, 2019	3,088,333	0.50	5.78	0
Granted	600,000	1.50	9.35
Expired	125,000	0.50
Cancelled
Exercised	66,667	0.50
Outstanding as of December 31, 2020	3,496,666	1.00	6.44	1,748,333

Vested as of December 31, 2020	2,946,666
Exercisable as of December 31, 2020	2,946,666
Exercisable as of December 31, 2019	2,838,333

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A summary of status of the Company’s non-vested shares as of and changes during the years ended December 31, 2020 and 2019 is presented below:

	Number of Shares	Weighted- Average Fair Value Grant Date
Nonvested at December 31, 2018	500,000	$0.00
Granted	0	$0.00
Vested	(250,000)	$0.00
Expired	0	$0.00
Nonvested at December 31, 2019	250,000	$0.00
Granted	600,000	$1.15
Vested	(300,000)	$0.00
Expired	0	$0.00
Nonvested at December 31, 2020	550,000	$1.15

The Company granted no stock options in 2019. In 2020 the Company granted options as presented below.

Stock Option Grants - On May 18, 2020, the Company granted 600,000 stock options at a strike price of $1.50. Of these options 50,000 vest immediately and 550,000 options vest over three years or upon a change in control.

Stock Option Conversions - On August 18, 2020, the Company issued 50,000 shares of common stock in connection with the conversion of options having a $0.50 per share exercise price. The $25,000 exercise price has been reclassified to common stock and additional paid in capital from the related party note issued on March 1, 2019 (See Note 6), which on that date had accumulated interest of $3,234. The accumulated interest was recognized as interest income during 2020. On September 1, 2020, the Company issued 16,667 shares of common stock in connection with the conversion of options having a $0.50 per share exercise price. The $8,334 exercise price has been paid via a 12-month service contract (See Note 4). The unearned portion, $5,556, of this contract is recorded as a prepaid expense at December 31, 2020 and being amortized through August 2021

For the year ended December 31, 2020 the Company recognized $57,714 in share based compensation which is included in general and administrative expenses in the accompanying statements of operations.

The weighted-average fair value of stock options on the date of grant and the assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2020 using the Black-Scholes option-pricing model were as follows:

Weighted-average fair value of options granted	$1.50
Expected volatility	75%
Expected life (in years)	10
Risk-free interest rate	0.73%
Expected dividend yield	$-

10. Preferred Stock

The Company’s Articles of Incorporation authorize the issuance of 5,000,000 shares of Series A Convertible Preferred Stock, par value $.0001 per share. The Series A Convertible Preferred Stock shall rank prior, with respect to dividend rights and rights upon a liquidation event, to all common stock and any other series of preferred stock which is junior to Series A Convertible Preferred Stock. Upon any matter submitted to the shareholders of the Company for a vote, each holder of Series A Preferred Stock is entitled to the number of votes as is equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are convertible at the time of such vote. The Series A Convertible Preferred Stock is not entitled to any mandatory dividends.

The Company issued 1,592,447 shares of Series A Convertible Preferred Stock at $.60 per share over a period beginning September 2008 through June 2013, for gross proceeds of $833,188. The implied price of the Series A issuance, $.5232 per share, is $.0768 per share less than $.60 offering price. This difference is associated with the

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conversion terms of three debt instruments issued from June 2006 through April 2008 that had total face value of $351,500, and converted into a total of 789,634 of the 1,592,447 shares, which imputes the additional $122,280 to interest and/or conversion discounts. In addition, $351,500 face value of the debt instruments had associated warrants. All consideration upon the issuance of convertible debt plus warrants was imputed to the debt component leaving the associated warrants having no value. All note-associated warrants have expired.

The Series A Convertible Preferred Stock is convertible into Common Stock on a basis of 1 to 1 shares. In the event of the liquidation or dissolution of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive the greater of $0.60 per share, representing a liquidation preference of $955,468 for the 1,592,447 shares of Series A Convertible Preferred Stock outstanding as of December 31, 2020 and 2019. The Series A Convertible Preferred Stock is not entitled to dividends, and is not considered “participating” preferred, meaning converted securities are not entitled to a liquidation preference, and if a liquidation preference has been taken, the associated security interest is dissolved.

If upon a liquidation event, the assets of the Company available for distribution are insufficient to pay the holders of the Series A Preferred Convertible Stock, the full amount as to which they are entitled, then the entire amount available will be distributed among the holders of the Series A Preferred Convertible Stock ratably in accordance with the respective amounts that would have been payable on such shares of Series A Preferred Convertible Stock if the amounts were paid in full. If after the holders of Series A Preferred Convertible Stock holders have been paid in full, the holders of our Common Stock shall be entitled to receive any and all assets remaining to be paid or distributed.

The Series A shares have average-weighted anti-dilution protection. This protection would become effective upon the issuance of Common Stock (or securities convertible into Common Stock) at a price below $.60 per share.

All of the Series A Convertible Preferred Stock will automatically convert into Common Stock upon any one of the following three conditions: a public offering of at least $10,000,000 of gross proceeds, the optional conversion of at least 80% of issued Series A shares, or a majority Series A vote to convert the entire class.

11. Common Stock

The Company’s Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, par value $.0001 per share. There were approximately 5,741,741 shares of common stock outstanding as of December 31, 2020, and there were approximately 5,200,003 shares of common stock outstanding as of December 31, 2019.

Approximately 5,000,003 shares were issued in May 2005 for $18,000 consideration. An additional 200,000 shares of common stock were issued for aggregate proceeds of $100,000 in June 2008.

Approximately 475,071 shares were issued in 2020 for approximately $712,607 ($1.50 per common share) less issuance costs of $160,339. In connection with the issuance of these shares, warrants convertible into approximately 71,261 shares of common stock were issued to these investors. The warrants issued allows holders to purchase one share of common at a $2.00 per share exercise price. The warrants have a five year term and begin to expire in 2025.

The Common Stock holders are subject to and qualified by the rights of the holders of the Series A Convertible Preferred Stock. Upon the dissolution or liquidation of the Company the holders of common stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding Series A Convertible Preferred Stock.

Shareholders are subject to a Shareholders Agreement that stipulates restrictions on sale, provides the right of co-sale, and includes a drag-along provision requiring a 75% vote on an as-converted-basis. Furthermore, any provision of the shareholder agreement itself can be amended (terms of such amendment imputed to all shareholders) by a vote of 75% on an as-converted-basis.

12. Warrants

See Section 10 regarding the issuance of 5-year warrants convertible into 71,261 shares of common stock at an exercise price of $2.00 per share for the year ended December 31, 2020. No warrants were issued or outstanding in 2019.The Company had no warrant liabilities at December 31, 2020 and 2019.

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13. Commitments and contingencies

Operating leases

During 2019, the company leased space (1400 Lexington Ave.) in Pittsburgh, PA through August 31, 2020. For the year ended December 31, 2019, rent expense was $16,666. The future amount owed under this lease in 2020 was $14,422 at December 31, 2019. The lease expired in August 2020 and was not renewed. Total rent expense for this lease was $14,422 for the year ended December 31, 2020.

Operating leases are recorded as right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, The Company uses its estimated incremental borrowing rate at the commencement date to determine the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives.

During June of 2020, the Company has entered into a new lease agreement beginning July 1, 2020 (7800 Susquehanna St.), and transferred sterile manufacturing operations. This is a 5-year lease, with an option for renewal, which is not reasonably certain and excluded from the right of use calculation. The maturity of operating leases liabilities as of December 31, 2020 are as follows:

Year ending
2021	$63,591
2022	$64,935
2023	$66,280
2024	$67,289
2025	$33,812
Total minimum lease payments	$295,907
Less: amount representing interest	$(39,035)
Present value of minimum lease payments	$256,872

The lease is accounted for as a right of use asset and liability in 2020. During 2020, the Company the Company obtained $279,882 operating right of use asset in exchange for a lease liability. As of December 31, 2020, the Company has $255,594 of operating lease ROU assets, and $48,911 and $207,961 of current and non-current lease liabilities, respectively, recorded on the balance sheets. The lease expense for the year ended December 31, 2020 was $32,737. Cash paid for amounts included in the measurement of lease liabilities for year ended December 31, 2020 is $31,459 and is included in operating activities in the statements of cash flows.

The weighted-average remaining lease term is 4.5 years and the weighted average discount rate was 6.00%.

Contract commitments

The Company enters into contracts in the normal course of business with CROs, CMOs, universities, and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts generally do not contain minimum purchase commitments and are cancelable by us upon prior written notice although, purchase orders for clinical materials are generally non-cancelable. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation or upon the completion of a manufacturing run.

14. Income Taxes

As of December 31, 2020 and 2019, the Company had U.S. federal net operating loss of approximately $1,057,789 and $982,272, respectively. Such operating losses and tax credits may be used to reduce future taxable income and tax liabilities and will expire at various dates between 2028 and 2037. Additionally, as of December 31, 2020, the Company had federal net operating loss carryforwards generated after 2017 of $130,017 that have an indefinite life, but with usage limited to 80% of taxable income in any given year included in the aforementioned totals. State net operating loss carryforwards may be used to reduce future taxable income and tax liabilities and will expire at various dates between 2028 and 2039. As of December 31, 2020 and 2019, the Company had state net operating losses of $1,057,362 and $981,341, respectively.

F-16

The primary components of the deferred tax assets are as follows:

December 31,	2020	2019
Deferred tax assets:
Net Operating loss carryforwards	$305,584	$283,884
Interest on related party note	8,742	6,877
Other	2,148	2,148
Subtotal	316,474	292,909
Valuation allowance	(316,474)	(292,909)
Net deferred income tax assets (liabilities)	-	-

Because of our cumulative losses, substantially all the deferred tax assets have been fully offset by a valuation allowance. We have not paid income taxes for the years ended December 31, 2020 and 2019.

The income tax provision attributable to loss before income tax benefit for the years ended December 31, 2020 and 2019 differed from the amounts computed by applying the U.S. federal statutory tax rate of 21.0% as a result of the following:

	For the years ended December 31,
	2020	2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	7.9%	7.9%
Non-deductible parking expenses	3.1%	0.0%
Change in valuation allowance	-32.0%	-28.9%
Effective tax rate	0.0%	0.0%

The change in the valuation allowance for the years ended December 31, 2020 and 2019 was an increase of $23,565 and an increase of $26,756, respectively.

The Company’s 2017 through 2020 tax years remain subject to examination by the Internal Revenue Service for federal tax purposes and the State of Pennsylvania.

15. Subsequent Events

Subsequent events have been evaluated through the date of the independent auditors’ report which is the date the financial statements were available to be issued.

Approximately 1,924,819 shares were issued in 2021 for approximately $2,887,228 ($1.50 per share) less issuance costs of $797,028 (composed of $2,461 in securities filing fees, $11,452 in professional fees, $322,077 in placement fees, $161,038 in placement fees, and $300,000 in consulting fees associated with the placement). In connection with the issuance of these shares, 288,723 warrants convertible into 288,723 shares of common stock were issued. The warrants have a 5-year expiration to purchase one share of common stock at a $2.00 per/share.

Approximately 2,000,000 shares were issued in 2021 in connection with the Spartan Consulting Agreement. In addition, upon raising $3,000,000 in the private placement the Company is required to pay Spartan Capital Securities, LLC (“Spartan”) $150,000, upon raising $3,300,000 the Company is required to pay Spartan an additional $100,000 and upon raising $3,600,000 the Company is required to pay Spartan an additional $100,000. The costs under this arrangement are reflected as issuance costs in 2021.

On March 1, 2021, the Company granted 170,000 stock options at a strike price of $2.00. Of these options 165,000 vest immediately and 5,000 options vest over three years. On March 31, 2021, the Company granted 500,000 stock options at a strike price of $2.00. Of these options zero vest immediately and 500,000 options vest over three years. On September 3, the Company granted 1,000,000 stock options at a strike price of $2.00 per share that vest over three years and 100,000 stock options at a price of $2.00 per share that vest immediately.

On September 3, the size of the Company Board of Directors was increased to six with the additions of Ryan Pruchnic, MBA and Dr. Naoki Yoshimura MD, PhD.

F-17

Shares

COMMON STOCK

Through and including             , 2022 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and non-accountable expense allowance, payable by the registrant in connection with the sale of our Common Stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission (“SEC”), registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Capital Market(“Nasdaq”) listing fee.

Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. As permitted by the DGCL, we intend for our second amended and restated certificate of incorporation to eliminate a director’s liability for monetary damages to the fullest extent under applicable law.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by such person in connection with an action, suit or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by the DGCL, we intend for our second amended and restated certificate of incorporation and second amended and restated bylaws, to be in effect upon the closing of this offering, to provide that: (i) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL; (ii) we may, in our discretion, indemnify our employees and agents as set forth in the DGCL; (iii) we are required, upon satisfaction of certain conditions, to advance all expenses incurred by our directors and officers in connection with certain legal proceedings; (iv) the rights conferred in the second amended and restated bylaws are not exclusive; and (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.

II-1

We intend to enter into indemnification agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. We also intend to obtain a directors’ and officers’ liability insurance policy to insure directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburse us for those losses for which we have lawfully indemnified the directors and officers. Such policy will contain various exclusions.

In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all unregistered securities issued by us within the past three years.

In July 2020, we issued 50,000 shares of Common Stock to a holder of stock options upon such holder’s exercise of such options, for aggregate consideration of $25,000.

In September 2020, we issued 16,667 shares of Common Stock to a holder of stock options upon such holder’s exercise of such options, for aggregate consideration of $8,334.

Between October 2020 and June 2021, we issued an aggregate of 2,399,892 shares of Common Stock and warrants to purchase up to an aggregate of 359,984 shares of Common Stock, exercisable for $2.00 per share, to investors in consideration for an aggregate of approximately $3.6 million.

In May 2021, we issued 2,000,000 shares of Common Stock to one investor for the consideration of consulting services associated with the Spartan Consulting Agreement of March 23, 2020.

In May 2020, we granted to four participants in our 2008 Plan options exercisable for up to an aggregate of 600,000 shares of Common Stock under the 2008 Plan, exercisable for $1.50 per share.

In March 2021, we granted to seven participants in our 2008 Plan options to exercisable for up to an aggregate of 170,000 shares of Common Stock under the 2008 Plan, exercisable for $2.00 per share.

In March 2021, we granted to eight participants in our 2008 Plan options exercisable for up to an aggregate of 745,000 shares of Common Stock under the 2008 Plan, exercisable for $2.00 per share.

In September 2021, we granted to six participants in our 2008 Plan exercisable for up to an aggregate of 1,100,000 shares of Common Stock under the 2008 Plan, exercisable for $2.00 per share.

Each of the foregoing issuances was made in a transaction not involving a public offering pursuant to an exemption from the registration requirements of the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D or Rule 701 promulgated under the Securities Act, as applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or notes.

II-2

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1(i)(a)*	Amended and Restated Certificate of Incorporation, as currently in effect

3.1(i)(b)*	Form of Second Amended and Restated Certificate of Incorporation to be effective upon the closing of this offering

3.1(ii)(a)*	Amended and Restated By-laws, as currently in effect

3.1(ii)(b)*	Form of Second Amended and Restated Bylaws to be effective upon the closing of this offering

4.1*	Form of Common Stock Certificate

4.2*	Form of Underwriters’ Warrant

5.1*	Opinion of Sullivan & Worcester LLP

10.1*	Lipella Pharmaceuticals Inc. 2008 Stock Incentive Plan

10.2*	Lipella Pharmaceuticals Inc. 2020 Stock Incentive Plan

23.1*	Consent of Urish, Popeck & Co, LLC, independent registered public accounting firm

23.2*	Consent of Sullivan & Worcester LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107	Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pittsburgh, State of Pennsylvania, on          , 2022.

LIPELLA PHARMACEUTICALS INC.

By:
Jonathan Kaufman President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Jonathan Kaufman with full power of substitution and resubstitution and full power to act, as his true and lawful attorney-in-fact and agent to act in his name, place and stead, and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this registration statement, any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

Jonathan Kaufman	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2022

Douglas Johnston	Vice President of Finance (Principal Financial and Accounting Officer)	, 2022

Michael Chancellor	Chief Medical Officer and Director	, 2022

David Battleman	Director	, 2022

Byong (Christopher) Kim	Director	, 2022

Thomas Petzinger, Jr.	Director	, 2022

Ryan Pruchnic	Director	, 2022

Mark Thomson	Director	, 2022

Naoki Yoshimura	Director	, 2022

*By
Jonathan Kaufman As Attorney-In-Fact